        [INVESCO ADVISERS]

December 27, 2010

Via EDGAR

Vincent DiStefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	AIM Investment Funds (Invesco Investment Funds) (File No. 333-170585)

Dear Mr. DiStefano:

On behalf of AIM Investment Funds (Invesco Investment Funds) (the “Registrant”), attached are changed pages reflecting the Registrant's responses to the comments conveyed by you via telephone on November 30, 2010, with regard to the Registrants’ Registration Statements on Form N-14 (the “N-14s”) filed on November 12, 2010 (the "Registration Statement"), relating to the reorganization of certain Invesco Funds (the “Target Funds”) into other funds within the Invesco Family of Funds (the “Acquiring Funds”).  The enclosed changed pages also reflect certain other updates to the Registration Statement deemed necessary or appropriate by Invesco.  As previously communicated, references to the reorganization of the Invesco Commodities Strategy Fund with and into the Invesco Balanced-Risk Commodity Strategy Fund was removed from the Registration Statement via Pre-Effective Amendment No. 1 to the Registration Statement filed on December 23, 2010.

Please do not hesitate to contact me at 713-214-5770 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Melanie Ringold
Melanie Ringold, Esq.
Counsel

1

AIM INVESTMENT FUNDS (Invesco Investment Funds)

11 Greenway Plaza, Suite 2500
Houston, Texas 77046
(800) 959-4246

NOTICE OF  SPECIAL MEETING OF SHAREHOLDERS

To Be Held on April 14, 2011

A special meeting  (the “Meeting”) of the shareholders of the Invesco Japan Fund (the “Target Fund”), a series of AIM Investment Funds (Invesco Investment Funds) (the “Trust”), will be held on April 14, 2011 at 3:00 p.m., Central time, at 11 Greenway Plaza, Suite 2500, Houston, Texas 77046 to vote on the following proposal:

To approve an Agreement and Plan of Reorganization between the Target Fund and Invesco Pacific Growth Fund (the “Acquiring Fund”), also a series of the Trust, providing for: (a) the acquisition of all of the assets and assumption of all of the liabilities of the Target Fund by the Acquiring Fund in exchange for shares of a corresponding class of the Acquiring Fund; (b) the distribution of such shares to the shareholders of the Target Fund; and (c) the liquidation and termination of the Target Fund (the “Reorganization”).

Shareholders of record as of the close of business on January 14, 2011 are entitled to notice of, and to vote at, the Meeting or any adjournment of the Meeting.  The proposal will be effected only if the Target Fund’s shareholders approve the proposal.

The Board of Trustees of the Trust (the “Board”) requests that you vote your shares by completing the enclosed proxy card and returning it in the enclosed postage paid return envelope, or by voting by telephone or via the internet using the instructions on the proxy card.

The Board recommends that you cast your vote FOR the above proposal as described in the Proxy Statement/Prospectus.

Please sign and promptly return the proxy card in the postage paid return envelope regardless of the number of shares owned.

Proxy card instructions may be revoked at any time before they are exercised by submitting a written notice of revocation or a subsequently executed proxy card or by attending the Meeting and voting in person.

________________________
Mr. Philip Taylor
President and Principal Executive Officer

~~[January ____], 2011~~

December 30, 2010

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AIM INVESTMENT FUNDS (Invesco Investment Funds)
11 Greenway Plaza, Suite 2500
Houston, Texas 77046
(800) 959-4246

PROXY STATEMENT/PROSPECTUS

~~_____________, 2011~~December 30, 2010

Introduction

This Proxy Statement/Prospectus contains information that shareholders of the Invesco Japan Fund (the “Target Fund”), a series of AIM Investment Funds (Invesco Investment Funds) (the “Trust”) should know before voting on the proposed reorganization that is described herein, and should be retained for future reference.  This document is both the proxy statement of the Target Fund and also a prospectus for Invesco Pacific Growth Fund (the “Acquiring Fund”) which is also a series of the Trust.  The Target Fund and the Acquiring Fund are series of a registered open-end management investment company.  The Target Fund and the Acquiring Fund collectively are referred to as the “Funds” and ~~to each fund~~ individually as a “Fund.”

A special meeting of the shareholders of the Target Fund (the “Meeting”) will be held at 11 Greenway Plaza, Suite 2500, Houston, Texas 77046 on April 14, 2011 at 3:00 p.m., Central time.  At the Meeting, shareholders of the Target Fund ~~are being~~will be asked to consider the following proposal:

To approve an Agreement and Plan of Reorganization between the Target Fund and the Acquiring Fund, providing for: (a) the acquisition of all of the assets and assumption of all of the liabilities of the Target Fund by the Acquiring Fund in exchange for shares of a corresponding class of the Acquiring Fund; (b) the distribution of such shares of the corresponding class to the shareholders of the Target Fund; and (c) the liquidation and termination of the Target Fund (the “Reorganization”).

The total value of the Acquiring Fund shares of each class that shareholders will receive in the Reorganization will be the same as the total value of the shares of each class of the Target Fund that shareholders held immediately prior to the Reorganization. The Reorganization is anticipated to be a tax-free transaction, meaning that shareholders should not be required to pay any federal income tax in connection with the Reorganization.  No sales charges or redemption fees will be imposed in connection with the Reorganization.

The Board of Trustees of the Trust (the “Board”) has fixed the close of business on January 14, 2011 as the record date (“Record Date”) for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof.  Shareholders of the Target Fund on the Record Date will be entitled to one vote for each share of the Target Fund held (and a proportionate fractional vote for each fractional share).  This Proxy Statement/Prospectus, the enclosed Notice of  Special Meeting of Shareholders and the enclosed proxy card will be mailed on or about January ~~[__],~~19, 2011 to all shareholders eligible to vote on the Reorganization.

The Board has approved the Agreement and Plan of Reorganization and has determined that the Reorganization is in the best interest of the Target Fund and the Acquiring Fund and will not dilute the interests of  the existing shareholders of the Target Fund or the Acquiring Fund.  If shareholders of the Target Fund do not approve the Reorganization, the Board will consider what further action is appropriate for the Fund.

Additional information about the Funds is available in the:

•	Prospectuses for the Target Fund and the Acquiring Fund;

•	Annual and semi-annual reports to shareholders of the Target Fund and the Acquiring Fund; and

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•	Statements of Additional Information (“SAIs”) for the Target Fund and the Acquiring Fund.

These documents are on file with the Securities and Exchange Commission (the “SEC”).  The current prospectus of the Target Fund is incorporated herein by reference and is legally deemed to be part of this Proxy Statement/Prospectus. A copy of the current prospectus of the Acquiring Fund accompanies this Proxy Statement/Prospectus and is incorporated herein by reference and deemed to be part of this Proxy Statement/Prospectus. The SAI to this Proxy Statement/Prospectus, dated the same date as this Proxy Statement/Prospectus, also is incorporated herein by reference and is deemed to be part of this Proxy Statement/Prospectus. The Target Fund prospectus, the most recent annual report to shareholders, containing audited financial statements for the most recent fiscal year, and the most recent semi-annual report to shareholders of the Target Fund have been previously mailed to shareholders and are available on the Target Fund’s website at www.invesco.com.

Copies of all of these documents are available upon request without charge by visiting or writing to the Target Fund at 11 Greenway Plaza, Suite 2500, Houston, Texas 77046, or calling (800) 959-4246.

           You also may view or obtain these documents from the SEC’s Public Reference Room, which is located at 100 F Street, N.E., Washington, D.C. 20549-1520, or from the SEC’s website at www.sec.gov. Information on the operation of the SEC’s Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. You can also request copies of these materials, upon payment at the prescribed rates of the duplicating fee, by electronic request to the SEC’s e-mail address (publicinfo@sec.gov) or by writing the Public Reference Branch, Office of Consumer Affairs and Information Services, SEC, Washington, D.C. 20549-1520.

These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission passed upon the accuracy or adequacy of this Proxy Statement/Prospectus.  Any representation to the contrary is a criminal offense.  An investment in the Funds is not a deposit with a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) or any other government agency.  You may lose money by investing in the Funds.

I # 1046902 v.~~15~~23

Page

PROPOSAL: TO APPROVE ~~THE~~AN AGREEMENT AND PLAN OF REORGANIZATION 1

SUMMARY OF KEY INFORMATION 1

On what am I being asked to vote?1
Has my Fund’s Board of Trustees approved the Reorganization?1
What are the reasons for the proposed Reorganization?1
What effect will the Reorganization have on me as a shareholder?1
How do the Funds’ investment objectives, principal investment strategies and risks compare?2
How do the Funds’ expenses compare?2
How do the performance records of the Funds compare?9
How do the management, investment ~~manager~~adviser and other service providers of the Funds compare?9
How do the Funds’ purchase and redemption procedures~~, distribution policies~~ and exchange policies compare?10
How do the Funds’ sales charges and distribution arrangements compare?10
Will the Acquiring Fund have different portfolio managers than the Target Fund?10
Will there be any tax consequences resulting from the proposal?10
When is the Reorganization expected to occur?10
How do I vote on the Reorganization?~~10~~11
What will happen if shareholders of the Target Fund do not approve the Reorganization?11
What if I do not wish to participate in the Reorganization?11
Why are you sending me the Proxy Statement/Prospectus?11
Where can I find more information about the Funds and the Reorganization?11

ADDITIONAL INFORMATION ABOUT THE FUNDS 11

Comparison of Principal Investment Strategies11
Comparison of Principal Risks of Investing in the Funds12
Comparison of Fundamental and Non-Fundamental Investment Restrictions~~13~~14
Comparison of Share Classes and Distribution Arrangements~~13~~14
Comparison of Purchase and Redemption Procedures15
Comparison of Distribution Policies~~15~~16
Forms of Organization and Securities to be Issued~~15~~16
Pending Litigation16
Where to Find More Information16

THE PROPOSED REORGANIZATION ~~16~~17

Summary of Agreement and Plan of Reorganization~~16~~17
Board Considerations in Approving the Reorganization17
Federal Income Tax Considerations18
Costs of the Reorganization~~19~~20

VOTING INFORMATION 20

Proxy Statement/Prospectus20
Quorum Requirement and Adjournment~~20~~21
Vote Necessary to Approve the Agreement21
Proxy Solicitation21
Other Meeting Matters~~21~~22
Share Ownership by Large Shareholders, Management and Trustees~~21~~22

OTHER MATTERS ~~21~~22

Capitalization~~21~~22
Dissenters’ Rights~~22~~23

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Shareholder Proposals~~22~~23

WHERE TO FIND ADDITIONAL INFORMATION 23

Exhibits

EXHIBIT A Outstanding Shares of the Target Fund A-1
EXHIBIT B Ownership of the Target Fund B-1
EXHIBIT C Ownership of the Acquiring Fund C-1
EXHIBIT D Form of Agreement and Plan of Reorganization D-1
EXHIBIT E Financial Highlights E-1

No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Proxy Statement/Prospectus or related solicitation materials on file with the Securities and Exchange Commission, and you should not rely on such other information or representations.

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PROPOSAL: TO APPROVE ~~THE~~AN AGREEMENT AND PLAN OF REORGANIZATION

           Shareholders of the Target Fund are being asked to consider and approve an Agreement and Plan of Reorganization (the “Agreement”) that will have the effect of reorganizing the Target Fund with and into the Acquiring Fund, as summarized below.  The Agreement provides for (a) the acquisition of all of the assets and assumption of all of the liabilities of the Target Fund by the Acquiring Fund in exchange for shares of a corresponding class of the Acquiring Fund; (b) the distribution of such shares of the corresponding class to the shareholders of the Target Fund; and (c) the liquidation and termination of the Target Fund.

SUMMARY OF KEY INFORMATION

The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus, in the Agreement, and/or in the prospectuses and SAIs of the Funds. Shareholders should read the entire Proxy Statement/Prospectus and the prospectus of the Acquiring Fund carefully for more complete information.

 On what am I being asked to vote?

           As a shareholder of the Target Fund, you are being asked to consider and vote to approve the Agreement under which the assets and liabilities of the Target Fund will be transferred to the Acquiring Fund.

           If shareholders of the Target Fund approve the Agreement, shares of each class of the Target Fund will be exchanged for Acquiring Fund shares of the corresponding class of equal value, which will result in your holding shares of the Acquiring Fund equal to the value of your shares of the corresponding class of the Target Fund, and the Target Fund will be liquidated and terminated.

 Has my Fund’s Board of Trustees approved the Reorganization?

           Yes.  The Board has carefully reviewed the proposal and unanimously approved the Agreement and the Reorganization.  The Board recommends that shareholders of the Target Fund vote in favor of the Agreement.

 What are the reasons for the proposed Reorganization?

           On June 1, 2010, Invesco Ltd. (“Invesco”), the indirect parent company of Invesco Advisers, Inc., the Funds’ investment adviser (“Invesco Advisers” or “Adviser”), acquired the retail mutual fund business of Morgan Stanley, which included 92 Morgan Stanley and Van Kampen branded funds.  This transaction filled gaps in Invesco’s product line-up and has enabled the company to expand its investment offerings to retail customers.  The transaction also resulted in significant product overlap.  The Reorganization proposed in this Proxy Statement/Prospectus is part of a larger group of reorganizations across Invesco’s mutual fund platform.  The reorganizations are designed to put forth Invesco’s most compelling investment processes and strategies, reduce product overlap and create scale in the resulting funds ~~to help reduce the shareholders’ cost of ownership~~.

           In considering the Reorganization and the Agreement, the Board considered these and other factors in concluding that the Reorganization would be in the best interest of the Target Fund.  The Board’s considerations are described in more detail in the “THE PROPOSED REORGANIZATION - Board Considerations in Approving the Reorganization” section below.

 What effect will the Reorganization have on me as a shareholder?

           Immediately after the Reorganization, you will hold shares of a class of the Acquiring Fund that are equal in value to the shares of the corresponding class of the Target Fund that you held immediately prior to the closing of the Reorganization.  The principal differences between the Target Fund and the Acquiring Fund are described in this Proxy Statement/Prospectus. The prospectus of the Acquiring Fund that accompanies this Proxy Statement/Prospectus contains additional information about the Acquiring Fund that you will hold shares of following the Reorganization, if approved.

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How do the Funds’ investment objectives, principal investment strategies and risks compare?

           The Acquiring Fund and the Target Fund have similar investment objectives, as described below.  Each Fund’s investment objective is classified as non-fundamental, which means that it can be changed by the Board without shareholder approval, although there is no present intention to do so.

Investment Objectives
Target Fund	Acquiring Fund
Long-term growth of capital.	Maximize the capital appreciation of its investments.

The principal investment strategies of the Acquiring Fund are not similar to the principal investment strategies of the Target Fund, resulting in low security overlap between the ~~funds~~Funds.  As a result, the Acquiring Fund may invest in different types of investments and have different investment policies and limitations than the Target Fund.  The risks of owning shares of the Acquiring Fund may therefore be different than the risks of owning shares of the Target Fund.  The sections below entitled “ADDITIONAL INFORMATION ABOUT THE FUNDS - Comparison of Principal Investment Strategies” and “Comparison of the Principal Risks of Investing in the Funds” compare the principal investment strategies and risks of the Target Fund and the Acquiring Fund and highlight certain key differences.

 How do the Funds’ expenses compare?

The tables below provide a summary comparison of the expenses of the Target Fund and the Acquiring Fund, as well as estimated expenses on a pro forma basis giving effect to the proposed Reorganization.  The pro forma expense ratios ~~shown project~~show projected estimated expenses but actual expenses may be greater or less than those shown.

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Expense Tables and Expense Examples *

	Current		Pro Forma
	Invesco Japan Fund (Target Fund)	Invesco Pacific Growth Fund (Acquiring Fund)	Target Fund + Acquiring Fund (assumes Reorganization is completed)
	Class A	Class A	Class A
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%	5.50%	5.50%
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	None	None	None
Redemption/Exchange Fee (as a percentage of amount redeemed/exchanged)1	2.00%~~1~~	2.00%~~1~~	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.94%	0.87%	0.87%
Distribution and Service (12b-1) Fees	0.25%	0.25%	0.25%
Other Expenses	6.49%	0.76%2	0.78%
Total Annual Fund Operating Expenses	7.68%	1.88%2	1.90%
Fee Waiver and/or Expense Reimbursement	5.42%3	0.00%	0.02%4
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense ~~Reimbursements~~Reimbursement	2.26%	1.88%2	1.88%

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	Current		Pro Forma
	Invesco Japan Fund (Target Fund)	Invesco Pacific Growth Fund (Acquiring Fund)	Target Fund + Acquiring Fund (assumes Reorganization is completed)
	Class B	Class B	Class B
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	5.00%	5.00%	5.00%
Redemption/Exchange Fee (as a percentage of amount redeemed/exchanged)1	2.00%~~1~~	2.00%~~1~~	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.94%	0.87%	0.87%
Distribution and Service (12b-1) Fees	1.00%	1.00%	1.00%
Other Expenses	6.49%	0.76%2	0.78%
Total Annual Fund Operating Expenses	8.43%	2.63%2	2.65%
Fee Waiver and/or Expense Reimbursement	5.42%3	0.00%	0.02%4
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense ~~Reimbursements~~Reimbursement	3.01%	2.63%2	2.63%

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	Current		Pro Forma
	Invesco Japan Fund (Target Fund)	Invesco Pacific Growth Fund (Acquiring Fund)	Target Fund + Acquiring Fund (assumes Reorganization is completed)
	Class C	Class C	Class C
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	1.00%	1.00%	1.00%
Redemption/Exchange Fee (as a percentage of amount redeemed/exchanged)1	2.00%~~1~~	2.00%~~1~~	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.94%	0.87%	0.87%
Distribution and Service (12b-1) Fees	1.00%	1.00%	1.00%
Other Expenses	6.49%	0.76%2	0.78%
Total Annual Fund Operating Expenses	8.43%	2.63%2	2.65%
Fee Waiver and/or Expense Reimbursement	5.42%3	0.00%	0.02%4
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense ~~Reimbursements~~Reimbursement	3.01%	2.63%2	2.63%

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	Current		Pro Forma
	Invesco Japan Fund (Target Fund)	Invesco Pacific Growth Fund (Acquiring Fund)	Target Fund + Acquiring Fund (assumes Reorganization is completed)
	Class Y	Class Y	Class Y
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	None	None	None
Redemption/Exchange Fee (as a percentage of amount redeemed/exchanged)1	2.00%~~1~~	2.00%~~1~~	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.94%	0.87%	0.87%
Distribution and Service (12b-1) Fees	None	None	None
Other Expenses	6.49%	0.76%2	0.78%
Total Annual Fund Operating Expenses	7.43%	1.63%2	1.65%
Fee Waiver and/or Expense Reimbursement	5.42%3	0.00%	0.02%4
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense ~~Reimbursements~~Reimbursement	2.01%	1.63%2	1.63%

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	Current		Pro Forma
	Invesco Japan Fund (Target Fund)	Invesco Pacific Growth Fund (Acquiring Fund)	Target Fund + Acquiring Fund (assumes Reorganization is completed)
	Institutional Class	Institutional Class	Institutional Class
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	~~†~~None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	None	~~†~~None	None
Redemption/Exchange Fee (as a percentage of amount redeemed/exchanged)1	2.00%~~1~~	~~†~~2.00%	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.94%	~~†~~0.87%	0.87%
Distribution and Service (12b-1) Fees	None	~~†~~None	None
Other Expenses	5.91%	~~†~~0.52%2	0.48%
Total Annual Fund Operating Expenses	6.85%	~~†~~1.39%2	1.35%
Fee Waiver and/or Expense Reimbursement	4.85%3	~~†~~0.00%	0.00%4
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense ~~Reimbursements~~Reimbursement	2.00%	~~†~~1.39%2	1.35%

*
Expense ratios reflect annual fund operating expenses for the most recent fiscal year (as disclosed in the Funds’ current prospectuses) of the Target Fund and the Acquiring Fund (October 31, 2009).  Pro forma numbers are estimated as if the Reorganization had been completed as of November 1, 2008 and do not include the estimated costs of the Reorganization.  The Target Fund ~~is~~will not ~~expected to~~ bear any Reorganization costs.  For more information on the costs of the Reorganization to be borne by the Funds, see “Costs of the Reorganizations” below.

~~†~~	~~As of September 30, 2010, Institutional Class shares of the Acquiring Fund did not exist. Institutional Class shares of the Acquiring Fund will be issued in connection with the Reorganization.~~
1.	You may be charged a 2.00% fee if you redeem or exchange shares of the Fund within 31 days of purchase.
2.	Based on estimated amounts for the current fiscal year.
3
~~Invesco Advisers, Inc., the~~The Target Fund’s ~~investment adviser (“Invesco Advisers” or the “~~Adviser~~”)~~ has contractually agreed, through at least February 28, 2011, to waive advisory fees and/or reimburse expenses of all shares to the extent necessary to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding certain items discussed below) of Class A shares to 2.25%, Class B shares to 3.00%, Class C shares to 3.00%, Class Y shares to 2.00% and Institutional Class shares to 2.00% of average daily net assets. In determining the Adviser’s obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to exceed the limit reflected above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary or non-routine items; and (v) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement.  The Board and Invesco Advisers may mutually agree to terminate the fee waiver arrangement at any time.  ~~Fee waivers have been restated to reflect this agreement.~~

4.
Effective upon the closing of the Reorganization, Invesco Advisers has contractually agreed, through at least June 30, 2012, to waive advisory fees and/or reimburse expenses of all shares to the extent necessary to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding certain items discussed below) of Class A shares to 1.88%, Class B shares to 2.63%, Class C shares to 2.63%, Class Y shares to 1.63%, and Institutional Class shares to 1.63% of average daily net assets. In determining the Adviser’s obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to exceed the limit reflected above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary or non-routine items; and (v) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement.  Unless the Board and Invesco Advisers mutually agree to amend or continue the fee waiver agreement, it will terminate on June 30, 2012.

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Expense Example

           This Example is intended to help you compare the costs of investing in different classes of the Target Fund and the Acquiring Fund with the cost of investing in other mutual funds.  Pro forma combined costs of investing in different classes of the Acquiring Fund after giving effect to the Reorganization are also provided.  All costs are based upon the information set forth in the Fee ~~Table~~Tables above.

The Example assumes that you invest $10,000 for the time periods indicated and shows the expenses that you would pay if you redeem all of your shares at the end of those time periods.  The Example also assumes that your investment has a 5% return each year and that the operating expenses remain the same.  The Example reflects fee waivers and/or expense reimbursements that are contractual, if any, but does not reflect voluntary fee waivers and/or expense reimbursements.  To the extent fees are waived and/or expenses are reimbursed on a voluntary basis, your expenses will be lower.  Although your actual returns and costs may be higher or lower, based on these assumptions your costs would be:

Fund/Class	One Year	Three Years	Five Years	Ten Years
Invesco Japan Fund (Target ~~Fund~~) - Class A	$766	$2,218	$3,593	$6,720
Invesco Pacific Growth Fund (Acquiring ~~Fund~~) - Class A	$730	$1,108	$1,510	$2,630
Combined Pro forma Target Fund + Acquiring Fund -Class A(assuming the Reorganization is completed)	$730	$1,112	$1,518	$2,648

Invesco Japan Fund (Target ~~Fund~~) - Class B	$804	$2,265	$3,714	$6,838
Invesco Japan Fund (Target ~~Fund~~) - Class B (if you did not redeem your shares)	$304	$1,965	$3,514	$6,838
Invesco Pacific Growth Fund (Acquiring ~~Fund~~) - Class B	$766	$1,117	$1,595	$2,782
Invesco Pacific Growth Fund (Acquiring ~~Fund~~) - Class B (if you did not redeem your shares)	$266	$817	$1,395	$2,782
Combined Pro forma Target Fund + Acquiring Fund -Class B (assuming the Reorganization is completed)	$766	$1,122	$1,603	$2,800
Combined Pro forma Target Fund + Acquiring Fund -Class B (assuming the Reorganization is completed) (if you did not redeem your shares)	$266	$822	$1,403	$2,800

Invesco Japan Fund (Target ~~Fund~~) - Class C	$404	$1,965	$3,514	$6,945
Invesco Japan Fund (Target ~~Fund~~) - Class C (if you did not redeem your shares)	$304	$1,965	$3,514	$6,945
Invesco Pacific Growth Fund (Acquiring ~~Fund~~) - Class C	$366	$817	$1,395	$2,964
Invesco Pacific Growth Fund (Acquiring ~~Fund~~) - Class C (if you did not redeem your shares)	$266	$817	$1,395	$2,964
Combined Pro forma Target Fund + Acquiring Fund -Class C (assuming the Reorganization is completed)	$366	$822	$1,403	$2,982
Combined Pro forma Target Fund + Acquiring Fund -Class C (assuming the Reorganization is completed) (if you did not redeem your shares)	$266	$822	$1,403	$2,982

Invesco Japan Fund (Target ~~Fund~~) - Class Y	$204	$1,697	$3,119	$6,382
Invesco Pacific Growth Fund (Acquiring ~~Fund~~) - Class Y	$166	$514	$887	$1,933
Combined Pro forma Target Fund + Acquiring Fund -Class Y (assuming the Reorganization is completed)	$166	$518	$895	$1,953

Invesco Japan Fund (Target ~~Fund~~) – Institutional Class	$203	$1,588	$2,922	$6,048
Invesco Pacific Growth Fund (Acquiring ~~Fund~~) - Institutional Class	~~†~~$142	~~†~~$440	~~†~~$761	~~†~~$1,669
Combined Pro forma Target Fund + Acquiring Fund - Institutional Class (assuming the Reorganization is completed)	$137	$428	$739	$1,624

~~†~~	~~Institutional Class Shares will not be issued until the Closing.~~
           The Example is not a representation of past or future expenses.  Each Fund’s actual expenses, and an investor’s direct and indirect expenses, may be more or less than those shown.  The table and the assumption in the

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Example of a 5% annual return are required by regulations of the SEC applicable to all mutual funds.  The 5% annual return is not a prediction of and does not represent the Funds’ projected or actual performance.

For further discussion regarding the Board’s consideration of the fees and expenses of the Funds in approving the Reorganization, see the section entitled “THE PROPOSED REORGANIZATION - Board Considerations in Approving the Reorganization” in this Proxy Statement/Prospectus.

 How do the performance records of the Funds compare?

           The performance history of each Fund for certain periods as of September 30, 2010 is shown below.  The returns below may not be indicative of a Fund’s future performance.

           The table below compares the performance history of the Acquiring Fund’s oldest share class to the performance history of the comparable class of the Target Fund as of September 30, 2010.  Since inception performance is only provided for share classes with less than 10 years of performance history.  Other classes of shares that are not presented would have had substantially similar annual returns because the shares are invested in the same portfolio of securities and the annual returns will differ only to the extent that the classes do not have the same expenses.  The prospectuses for the Funds contain additional performance information under the headings “Performance Information” and “Financial Highlights.”  Additional performance information and a discussion of performance are also included in each Fund’s most recent annual report to shareholders.

Average Annual Total Returns*
	1 Year	5 Years	10 Years or Since Inception
Invesco Pacific Growth Fund (Acquiring Fund) – Class B (inception date: 11/30/1990 )1
Return Before Taxes
Return After Taxes on Distributions
Return After Taxes on Distributions and Sale of Fund Shares
	1.93% 2.05% 1.37%	5.53% 5.55% 4.80%	3.90% 3.93% 3.44%
Invesco Japan Fund (Target Fund) – Class B (inception date: 03/31/2006) Return Before Taxes Return After Taxes on Distributions Return After Taxes on Distributions and Sale of Fund Shares	(10.34)% (10.34)% (6.72)%	- - -	(15.15)% (15.15)% (12.24)%
*Performance for Class B shares has been restated to reflect the Fund’s applicable sales charge.  Performance for Class B shares for the Acquiring Fund assumes conversion to Class A shares eight years after the start of the performance period.

1.
The returns shown for periods prior to June 1, 2010 are those of the Class B shares of a predecessor fund that was advised by Morgan Stanley Investment Advisors Inc. and was reorganized into the Acquiring Fund on June 1, 2010.  The returns shown for periods after June 1, 2010 are those of the Acquiring Fund.  The returns of the Acquiring Fund are different from the predecessor fund as they had different expenses and sales charges.

           After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes.  Actual after-tax returns depend on an investor’s tax situation and may differ from those shown, and after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

 How do the management, investment ~~manager~~adviser and other service providers of the Funds compare?

Each Fund is overseen by the same Board and officers.  In addition, Invesco Advisers, a registered investment adviser, serves as primary investment adviser for each Fund pursuant to an investment advisory agreement that contains substantially identical terms (except for fees) for each Fund.  The advisory fee of the Acquiring Fund at certain breakpoint levels is higher than the advisory fee of the Target Fund.  Invesco Advisers is located at 1555 Peachtree Street, N.E., Atlanta, Georgia 30309.  Invesco Advisers has acted as an investment adviser

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since its organization in 1976.  As of September 30, 2010, Invesco Advisers had $300.3 billion under management.  Invesco Advisers is an indirect, wholly owned subsidiary of Invesco.

The advisory agreement applicable to the Funds provides that Invesco Advisers may delegate any and all of its rights, duties and obligations to one or more wholly owned affiliates of Invesco as sub-advisers (the “Invesco Sub-Advisers”). Pursuant to Master Intergroup Sub-Advisory Contracts, the Invesco Sub-Advisers may be appointed by Invesco Advisers from time to time to provide discretionary investment management services, investment advice, and/or order execution services to a Fund.  The Invesco Sub-Advisers, each of which is an indirect, wholly owned subsidiary of Invesco and a registered investment adviser under the Investment Advisers Act of 1940, are:

• Invesco Asset Management Deutschland GmbH;	• Invesco Hong Kong Limited;
• Invesco Asset Management Limited;	• Invesco Asset Management (Japan) Limited;
• Invesco Australia Limited;	• Invesco Senior Secured Management, Inc.; and
• Invesco Trimark Ltd.

Other key service providers to the Target Fund, including the administrator, transfer agent, custodian, distributor and auditor, provide the same or substantially the same services to the Acquiring Fund.  The Acquiring Fund’s prospectus and SAI describe the services and other arrangements with these service providers.

 How do the Funds’ purchase and redemption procedures~~, distribution policies~~ and exchange policies compare?

The ~~sales charges, sales charge exemptions, distribution and servicing arrangements,~~ purchase and redemption procedures, redemption fees and exchange policies for each class of the Target Fund are ~~generally similar to~~the same as those of the corresponding class of the Acquiring Fund.

 How do the Funds’ sales charges and distribution arrangements compare?

The sales charges and sales charge exemptions for each class of the Target Fund are the same as those of the corresponding class of the Acquiring Fund.  For more information on the sales charges and distribution and shareholder servicing arrangements of the Funds, see the section entitled “Comparison of Share Classes and Distribution Arrangements.”

 Will the Acquiring Fund have different portfolio managers than the Target Fund?

           Yes.  The portfolio management teams of the Target Fund and the Acquiring Fund will be different.  The Acquiring Fund prospectus that accompanies this Proxy Statement/Prospectus provides biographical information about the key individuals that comprise the portfolio management team for the Acquiring Fund.

 Will there be any tax consequences resulting from the proposal?

           The Reorganization is designed to qualify as a tax-free reorganization for federal income tax purposes and the Target Fund anticipates receiving a legal opinion to that effect.  Thus, while there can be no guarantee that the Internal Revenue Service (“IRS”) will adopt a similar position, it is expected that shareholders will have no adverse federal income tax consequences as a result of the Reorganization.  Shareholders should consult their tax adviser about state and local tax consequences of the Reorganization, if any, because the information about tax consequences in this Proxy Statement/Prospectus relates to the federal income tax consequences of the Reorganization only.

 When is the Reorganization expected to occur?

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            If shareholders of the Target Fund approve the Reorganization, it is anticipated that the Reorganization will occur ~~on or about May 2,~~in the second quarter of 2011.

 How do I vote on the Reorganization?

           There are several ways you can vote your shares, including in person at the Meeting, by mail, by telephone or via the Internet.  The proxy card that accompanies this Proxy Statement/Prospectus provides detailed instructions on how you may vote your shares.  If you properly fill in and sign your proxy card and send it to us in time to vote at the Meeting, your “proxy” (the individuals named on your proxy card) will vote your shares as you have directed.  If you sign your proxy card but do not make specific choices, your proxy will vote your shares FOR the proposal, as recommended by the Board, and in their best judgment on other matters.

 What will happen if shareholders of the Target Fund do not approve the Reorganization?

If the shareholders of the Target Fund do not approve the Reorganization, the Target Fund’s Board will consider other possible courses of action for the Target Fund.

 What if I do not wish to participate in the Reorganization?

If you do not wish to have your shares of the Target Fund exchanged for shares of the Acquiring Fund as part of the Reorganization that is approved by shareholders, you may redeem your shares prior to the consummation of the Reorganization.  If you redeem your shares, you will incur any applicable deferred sales charge and if you hold shares in a taxable account, you will recognize a taxable gain or loss based on the difference between your tax basis in the shares and the amount you receive for them.

 Why are you sending me the Proxy Statement/Prospectus?

You are receiving this Proxy Statement/Prospectus because you own shares in the Target Fund as of the Record Date and have the right to vote on the very important proposal described herein concerning the Target Fund.  This Proxy Statement/Prospectus contains information that shareholders of the Target Fund should know before voting on the proposed Reorganization.  This document is both a proxy statement of the Target Fund and also a prospectus for the Acquiring Fund.

 Where can I find more information about the Funds and the Reorganization?

Additional information about the Funds can be found in their respective prospectuses and SAIs.  The remainder of this Proxy Statement/Prospectus contains additional information about the Reorganization.  You are encouraged to read the entire document.  If you need any assistance, or have any questions regarding the Reorganization or how to vote, please call Invesco Client Services at 1-800-959-4246.

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ADDITIONAL INFORMATION ABOUT THE FUNDS
 Comparison of Principal Investment Strategies

The following section compares the principal investment strategies of the Target Fund with the principal investment strategies of the Acquiring Fund and highlights any key differences.  In addition to the principal investment strategies described below, each Fund is also subject to certain additional investment policies and limitations, which are described in each Fund’s prospectus and SAI.  The cover page of this Proxy Statement/Prospectus describes how you can obtain copies of these documents.  A comparison of the principal risks associated with the Funds’ investment strategies is described below under “Comparison of Principal Risks of Investing in the Funds.”

           Investment Strategies.  The principal investment strategies of the Acquiring Fund and the Target Fund are not similar, resulting in low security overlap between the ~~funds~~Funds.  The Acquiring Fund will normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks (including depositary receipts) and other securities of companies ~~which~~that have a principal place of business in, or which derive a majority of their revenues from business in, Asia, Australia or New Zealand (including emerging market or developing countries). The principal Asian countries include Japan, Malaysia, Singapore, Hong Kong, Thailand, the Philippines, India, Indonesia, Taiwan and South Korea.  The Acquiring Fund, however, may invest more than 25% of its net assets in Japan, Hong Kong, Malaysia, South Korea and/or Taiwan.

The Target Fund, by contrast, invests primarily in equity securities of Japanese issuers, including depositary receipts, and under normal circumstances invests at least 80% of its net assets (plus borrowings for investment purposes) in Japanese companies.  In complying with the 80% investment requirement, the Target Fund may invest in exchange-traded funds (“ETFs”).  The Target Fund may invest up to 100% of its net assets in foreign securities.  The Target Fund may engage in active and frequent trading of portfolio securities to achieve its investment objective.

           ~~The Acquiring Fund may use derivative instruments such as forward foreign currency exchange contracts in connection with its investments in foreign securities.~~ Both Funds will count derivative instruments toward the 80% policy discussed above to the extent they have economic characteristics similar to the securities included within that policy, but may invest in different derivative instruments and in different amounts.  The Acquiring Fund may use derivative instruments such as forward foreign currency exchange contracts in connection with its investments in foreign securities.  Derivatives and other instruments may have the effect of leveraging the Target Fund’s portfolio.

           ~~The~~Unlike the Target Fund, the remaining 20% of the Acquiring Fund’s assets may be invested in equity securities, fixed-income securities and convertible securities of companies located anywhere in the world, as well as securities of other investment companies.  ~~In complying with the 80% investment requirement, the Target Fund may invest in exchange-traded funds (ETFs).~~ The Acquiring Fund’s fixed-income investments may include zero coupon securities, which are purchased at a discount and generally accrue interest, but make no payments until maturity. The fixed-income securities (including zero coupon securities) may be issued or guaranteed by the governments of Australia, New Zealand and countries in Asia. In addition, the Acquiring Fund may invest in fixed-income securities that are, either alone or in combination with warrants, options or other rights, convertible to the common stock of a company.

           The Funds’ ~~investment adviser, Invesco Advisers, Inc. (the Adviser)~~Adviser employs different portfolio selection processes for the two Funds.  The Funds’ Adviser generally invests the Acquiring Fund’s assets in companies it believes have a high rate of earnings growth potential. It also selects securities which, in its view, possess both on an absolute basis and as compared with other securities around the world, attractive price/earnings, price/cash flow and price/revenue ratios.  The Target Fund’s portfolio managers will apply an actively managed, bottom-up approach that blends both growth and value-oriented disciplines. The Target Fund’s portfolio managers seek to identify securities through a highly structured investment process and a proprietary security valuation model. In constructing the portfolio, the Target Fund’s portfolio managers will consider business fundamentals including earnings momentum, business stability, balance sheet, management strategy, competitiveness, and returns by industry/sector. The Target Fund’s portfolio managers focus on securities that they believe have a catalyst to restore growth and/or will keep growing with attractive value. The Target Fund’s portfolio managers will consider whether

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to sell a particular security when its business fundamentals materially change or when a more attractive investment opportunity is identified.

~~The Acquiring Fund’s fixed-income investments may include zero coupon securities, which are purchased at a discount and generally accrue interest, but make no payments until maturity. The fixed-income securities (including zero coupon securities) may be issued or guaranteed by the governments of Australia, New Zealand and countries in Asia. In addition, the Acquiring Fund may invest in fixed-income securities that are, either alone or in combination with warrants, options or other rights, convertible to the common stock of a company.~~
Comparison of Principal Risks of Investing in the Funds

The table below describes the principal risks that may affect each Fund’s investment portfolio.  For more information on the risks associated with the Acquiring Fund, see the “Investment Strategies and Risks” section of the Acquiring Fund’s SAI.

Principal Risk	Funds Subject to Risk
Market Risk. The prices of and the income generated by the Fund’s securities may decline in response to, among other things, investor sentiment; general economic and market conditions; regional or global instability; and currency and interest rate fluctuations.

In general, stock and other equity security values fluctuate, and sometimes widely fluctuate, in response to activities specific to the company as well as general market, economic and political conditions. Investments in convertible securities subject the Fund to the risks associated with both fixed-income securities, including credit risk and interest rate risk, and common stocks. A portion of the Fund’s convertible investments may be rated below investment grade.
Acquiring Fund Target Fund
Currency/Exchange Rate Risk. The dollar value of the Fund’s foreign investments will be affected by changes in the exchange rates between the dollar and the currencies in which those investments are traded.

With respect to the Acquiring Fund, hedging the Fund’s currency risks through forward foreign currency exchange contracts involves the risk of mismatching the Fund’s objectives under a forward foreign currency exchange contract with the value of securities denominated in a particular currency. There is additional risk that such transactions reduce or preclude the opportunity for gain and that currency contracts create exposure to currencies in which the Fund’s securities are not denominated.
Acquiring Fund Target Fund
Foreign Securities Risk. Investments in foreign markets entail special risks such as currency, political, economic and market risks. There also may be greater market volatility, less reliable financial information, higher transaction and custody costs, decreased market liquidity and less government and exchange regulation associated with investments in foreign markets.

~~With respect to the Acquiring Fund, the risks of investing in emerging market countries are greater than risks associated with investments in foreign developed countries.~~
Acquiring Fund Target Fund
Emerging Markets Securities Risk. The risks of investing in emerging market countries are greater than risks associated with investments in foreign developed countries.  Securities issued by foreign companies and governments located in emerging countries may be affected more negatively by inflation, devaluation of their currencies, higher transaction costs, delays in settlement, adverse political developments and lack of timely information than those in developed countries. In addition, securities of emerging country issuers may underperform relative to other sectors of the market.
Acquiring Fund
Management Risk. The investment techniques and risk analysis used by the Fund’s portfolio managers may not produce the desired results.	Acquiring Fund Target Fund
Growth Investing Risk. Investments in growth-oriented equity securities may have above-average volatility of price movement. The returns on growth securities may or may not move in tandem with the returns on other styles of investing or the overall stock markets. This risk may be offset to some extent for the Target Fund because it also blends value-oriented disciplines.
Acquiring Fund Target Fund
Geographic Concentration Risk. Because the Fund’s investments are concentrated in Japan, the Fund’s performance is expected to be closely tied to social, political, and economic conditions within Japan and to be more volatile than the performance of more geographically diversified funds. International trade and government tax and fiscal policy may have negative effects on the Japanese economy.
Target Fund
Exchange-Traded Funds Risk. An investment by the ~~fund~~Fund in ETFs generally presents the same primary risks as an investment in a mutual fund. In addition, ETFs may be subject to the following: (1) a discount of the ETF’s shares to its net asset value; (2) failure to develop an active trading market for the ETF’s shares; (3) the listing exchange halting trading of the ETF’s shares; (4) failure of the ETFs shares to track the referenced index; and (5) holding troubled securities in the referenced index.
Target Fund
Limited Number of Holdings Risk. The Fund may invest a large percentage of its assets in a limited number of securities, which could negatively affect the value of the Fund.	Target Fund
Active Trading Risk. The Fund may engage in frequent trading of portfolio securities resulting in a lower return and increased tax liability.	Target Fund
Derivatives Risks. Risks of derivatives include the possible imperfect correlation between the value of the instruments and the underlying assets; risks of default by the other party to the transaction; risks that the transactions may result in losses that partially or completely offset gains in portfolio positions; and risks that the instruments may not be liquid.
Acquiring Fund Target Fund
Fixed Income Securities Risks.  All fixed-income securities are subject to two types of risk: credit risk and interest rate risk.  Credit risk refers to the possibility that the issuer of a security will be unable to make interest payments and/or repay the principal on its debt.  Interest rate risk refers to fluctuations in the value of a fixed-income security resulting from changes in the general level of interest rates.  When the general level of interest rates goes up, the prices of most fixed-income securities go down.  When the general level of interest rates goes down, the prices of most fixed-income securities go up.
Acquiring Fund
Zero Coupon Securities Risk. Zero coupon securities usually trade at a deep discount from their face or par value and are subject to greater fluctuations of market value in response to changing interest rates than obligations of comparable maturities which make current distributions of interest. Such securities do not entitle the holder to any periodic payments of interest prior to maturity, which prevents the reinvestment of such interest payments if prevailing interest rates rise. On the other hand, because there are no periodic interest to be reinvested prior to maturity, such securities eliminate the reinvestment risk and may lock in a favorable rate of return to maturity if interest rates drop.  Special tax considerations are associated with investing in zero coupon, pay-in-kind and stripped securities.
Acquiring Fund

 Comparison of Fundamental and Non-Fundamental Investment Restrictions

Each Fund has adopted fundamental investment restrictions concerning, among other things, diversification of the Fund’s investment portfolio, concentration in particular industries, borrowing and loaning money, and investing in real estate and commodities.   Fundamental investment restrictions of a Fund cannot be changed without shareholder approval.  The fundamental investment restrictions of the Target Fund and those of the Acquiring Fund are the same.  The non-fundamental investment restrictions are the same except for the specific countries in which the Funds invest.  Non-fundamental investment restrictions of a Fund can be changed by a Fund’s Board.

Both the Target Fund and the Acquiring Fund may be subject to other investment restrictions that are not identified above. A full description of the Target Fund's and the Acquiring Fund's investment policies and restrictions may be found in its respective SAI.

 Comparison of Share Classes and Distribution Arrangements

           ~~Each share~~Shares of each class of the Target Fund will be ~~reorganized into~~exchanged for shares of a specific ~~share~~ class of the Acquiring Fund.  The following sub-sections identify the Acquiring Fund share class that corresponds with the Target Fund share class as well as the different distribution arrangements among the various share classes.

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           Pursuant to the Distribution Plans, the Target Fund is authorized to make payments to Invesco Distributors, Inc. (“IDI”), the Fund’s principal underwriter, in connection with the distribution of Target Fund shares and providing shareholder services at the annual rate of 0.25% of the Target Fund’s average daily net assets attributable to Class A shares and at the annual rate of 1.00% of the Target Fund’s average daily net assets attributable to Class B and Class C shares.  Amounts received by IDI may be spent for activities or expenses primarily intended to result in the sale of shares or the servicing of shareholders.

           The Distribution Plans for the Acquiring Fund and the Target Fund are similar, however, IDI may be reimbursed from the Acquiring Fund only up to the amount it has spent on activities or expenses primarily intended to result in the sale of shares or the servicing of shareholders, up to the same limits as the Target Fund’s Distribution Plans (i.e., 0.25% for Class A shares and 1.00% for Class B and Class C shares).  This type of Distribution Plan is sometimes referred to as a “reimbursement-type” plan because the underwriter is only entitled to be reimbursed for its plan-related expenses.

           The fee table under the “SUMMARY OF KEY INFORMATION – How do the Funds’ expenses compare” section of this Proxy Statement/Prospectus describes the fees paid under each Fund’s Distribution ~~Plan~~Plans for a recent period as well as an estimate of the fees to be paid under the Distribution ~~Plan~~Plans following the Reorganization.

 Comparison of Purchase and Redemption Procedures

           The purchase procedures employed by the Target Fund and the Acquiring Fund are substantially the same.  Each Fund offers shares through its distributor on a continuous basis. Shares of the Funds may be purchased directly through the transfer agent and through other authorized financial intermediaries. Investors may purchase both initial and additional shares by mail, wire, telephone or the internet.  The Acquiring Fund prospectus enclosed with this Proxy Statement/Prospectus describes in detail how shareholders can purchase Acquiring Fund shares. Class A, Class B (closed to new investments, except dividend reinvestments), Class C and Class Y shares of the Funds require a minimum investment of $1,000 ($250 for IRA, Roth IRA, and Coverdell Education Savings Accounts).  Institutional Class shares of the Target Fund and the Acquiring Fund each require a minimum initial investment that ranges from $0 to $10 million, depending on the type of account making the investment.  The Acquiring Fund’s prospectus describes the types of accounts to which the minimum initial investment applies.  For accounts participating in a systematic investment program, the minimum investment is $50 ($25 for IRA, Roth IRA, and Coverdell Education Savings Accounts).  Certain exemptions apply as set forth in the Funds’ prospectuses. The foregoing investment minimums will not apply to shares received in connection with the Reorganization.  However, investors may be charged a small-account fee if account balances remain below the required investment minimum for certain periods.  See the Funds’ prospectuses for details.

Redemption Fees.  The Target Fund and Acquiring Fund charge a 2% redemption fee on shares that are redeemed within 31 days of purchase. The redemption fee for a Fund is intended to compensate the Fund for the increased expenses to longer-term shareholders and the disruptive effect on the Fund’s portfolio caused by short-term investments in a Fund. This redemption fee is retained by the Fund.

           The exchange of Target Fund shares for Acquiring Fund shares at the consummation of the Reorganization will not result in the imposition of any redemption fee that applies to Target Fund shares.  Acquiring Fund shares received in the Reorganization may be subject to a redemption fee~~,~~ if redeemed within 31 days of purchase of the Target Fund shares that were exchanged for such Acquiring Fund shares.  New shares of the Acquiring Fund purchased after the Reorganization will be subject to the Acquiring Fund’s redemption fee.  The redemption fee will be waived on sales or exchanges of Acquiring Fund shares under certain circumstances, which are described in the Acquiring Fund’s prospectus.  Additional information relating to redemption fees is available in the Acquiring Fund’s prospectus.

 Comparison of Distribution Policies

           The Funds declare and pay dividends of net investment income, if any, annually, and capital gains distributions, if any, at least annually.  Each Fund may also declare and pay capital gains distributions more than once per year as permitted by law. Each Fund automatically reinvests any dividends from net investment income or capital gains distributions, unless otherwise instructed by a shareholder to pay dividends and distributions in cash.

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 Forms of Organization and Securities to be Issued

           The Acquiring Fund and the Target Fund are series of the same Delaware statutory trust, with the same governing instruments, including the declaration of trust and bylaws.  As a result, there are no material differences between the rights of shareholders under the governing state laws of the Target Fund and the Acquiring Fund.  Each share of the Acquiring Fund represents an equal proportionate interest with each other share of the Fund, and each such share is entitled to equal dividend, liquidation, redemption and voting rights, except where class voting is required by the Trust’s governing instruments, the Board or applicable law, in which case shareholders of a class will have exclusive voting rights on matters affecting only that class.  The assets and liabilities of each Fund are legally separate from the assets and liabilities of any other fund that is a series of the Trust.  More information about the voting, dividend and other rights associated with shares of the Funds can be found in each Fund’s SAI.

Pending Litigation

Civil lawsuits, including a regulatory proceeding and purported class action and shareholder derivative suits, have been filed against certain Invesco Funds, INVESCO Funds Group, Inc. (“IFG”) (the former investment adviser to certain funds), a predecessor to Invesco Advisers, IDI and/or related entities and individuals, depending on the lawsuit, alleging among other things:  (i) that the defendants permitted improper market timing and related activity in the funds; and (ii) that certain funds inadequately employed fair value pricing.  You can find more detailed information concerning all of the above matters, including the parties to the civil lawsuits and summaries of the various allegations and remedies sought in such lawsuits, in the Acquiring Fund’s SAI.

 Where to Find More Information

For more information with respect to each Fund concerning the following topics, please refer to the following sections of the Funds’ prospectuses:  (i) see “Fund Management” for more information about the management of a Fund; (ii) see “Other Information” for more information about a Fund’s policy with respect to dividends and distributions; and (iii) see “Shareholder Account Information” for more information about the pricing, purchase, redemption and repurchase of shares of a Fund, tax consequences to shareholders of various transactions in shares of a Fund, and distribution arrangements of a Fund.

THE PROPOSED REORGANIZATION

 Summary of Agreement and Plan of Reorganization

The terms and conditions under which the Reorganization may be consummated are set forth in the Agreement.  Significant provisions of the Agreement are summarized below; however, this summary is qualified in its entirety by reference to the form of Agreement, a copy of which is attached as Exhibit D to this Proxy Statement/Prospectus.

With respect to the Reorganization, if shareholders of the Target Fund approve the Agreement and other closing conditions are satisfied, the assets of the Target Fund will be delivered to the Acquiring Fund’s custodian for the account of the Acquiring Fund in exchange for the assumption by the Acquiring Fund of the liabilities of the Target Fund and delivery by the Acquiring Fund to the Target Fund for further delivery to the holders of record as of the Effective Time (as defined below) of the issued and outstanding shares of the Target Fund of a number of shares of the Acquiring Fund (including, if applicable, fractional shares rounded to the nearest thousandth), having an aggregate net asset value equal to the value of the net assets of the Target Fund so transferred, all determined and adjusted as provided in the Agreement.  The value of your account with the Acquiring Fund immediately after the Reorganization will be the same as the value of your account with the Target  Fund immediately prior to the Reorganization.

The class or classes of Acquiring Fund shares that shareholders will receive in connection with the Reorganization will depend on the class or classes of Target Fund shares that shareholders hold, as described above under “Comparison of Share Classes and Distribution Arrangements.”

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The Target Fund and the Acquiring Fund ~~have made~~will be required to make representations and warranties in the form of Agreement that are customary in matters such as the Reorganization.

If shareholders approve the Reorganization and if all of the closing conditions set forth in the Agreement are satisfied or waived, consummation of the Reorganization (the “Closing”) is expected to occur ~~on or about May 2, 2011,~~in the second quarter of 2011 (the “Closing Date”), immediately prior to the opening of regular trading on the New York Stock Exchange on the Closing Date (the “Effective Time”).  Following receipt of the requisite shareholder vote in favor of the Reorganization and as soon as reasonably practicable after the Closing, the outstanding shares of the Target Fund will be terminated in accordance with its governing documents and applicable law.

If shareholders of the Target Fund do not approve the Agreement or if the Reorganization does not otherwise close, the Board will consider what additional action to take.  The Agreement may be terminated and the Reorganization may be abandoned at any time by mutual agreement of the parties.  The Agreement may be amended or modified in a writing signed by the parties to the Agreement.

 Board Considerations in Approving the Reorganization

As discussed above, on June 1, 2010, Invesco acquired the retail mutual fund business of Morgan Stanley, which included 92 Morgan Stanley and Van Kampen branded funds.  This transaction filled gaps in Invesco’s product line-up and has enabled Invesco to expand its investment offerings to retail customers.  The transaction also resulted in significant product overlap.  The Reorganization proposed in this Proxy Statement/Prospectus is part of a larger group of reorganizations across Invesco’s mutual fund platform.  The reorganizations are designed to put forth Invesco’s most compelling investment processes and strategies, reduce product overlap and create scale in the resulting funds.

Because of the large number of proposed reorganizations, each Board of Trustees of the Invesco Funds created an ad hoc committee comprised of both Invesco Fund trustees and Van Kampen legacy trustees (the “Ad Hoc Merger ~~Committees~~Committee”).  The Ad Hoc Merger Committee of the Board met separately three times, from September 2, 2010 through October 13, 2010 to discuss the proposed Reorganization.  Two separate meetings of the full Board were also held to review and consider the Reorganization, including presentations by the Ad Hoc Merger Committee.  The trustees who are not “interested persons,” as that term is defined in the 1940 Act, of the Trust (the “Independent Trustees”) held a separate meeting prior to the meeting of the full Board to consider these matters.  The Independent Trustees have been advised on this matter by independent counsel to the Independent Trustees and by the independent Senior Officer, an officer of the Trust who reports directly to the Independent Trustees.  The Board requested and received from Invesco Advisers and IDI written materials containing relevant information about the Funds and the proposed Reorganization, including fee and expense information on an actual and pro forma estimated basis, and comparative portfolio composition and performance data.

The Board considered the potential benefits and costs of ~~a~~the Reorganization to the Target Fund, the Acquiring Fund and their respective shareholders.  The Board reviewed detailed information comparing the following information for ~~each~~the Target Fund and ~~its corresponding~~the Acquiring Fund: (1) investment objectives, policies and restrictions; (2) portfolio management; (3) portfolio composition; (4) the comparative short-term and long-term investment performance; (5) the current expense ratios and expense structures, including contractual investment advisory fees; (6) the expected federal income tax consequences to the Funds, including any impact on capital loss carry forwards; and (7) relative asset size and net purchase (redemption) trends.  The Board also considered the benefits to the Target Fund of (i) combining with the Acquiring Fund to create a larger fund with a more diversified shareholder ~~base and that may also achieve certain economies of scale as certain fixed expenses are allocated over a larger asset~~ base, (ii) Invesco Advisers ~~or one of its affiliates paying a portion of the expenses related to the~~’ paying the Target Fund’s Reorganization ~~for the Target Fund~~costs, (iii) Invesco Advisers’ agreement to cap expenses of the Acquiring Fund for ~~two years~~one year after the Closing, and (iv) the expected tax free nature of the Reorganization for the Target Fund and its shareholders for federal income tax purposes.  The Board also considered the overall goal of the ~~Reorganization~~reorganizations to rationalize the Invesco Funds to enable IDI to better focus on the combined ~~Fund~~funds to promote additional asset growth.

           With respect to the proposed Reorganization, the Board further considered that (i) Invesco Advisers’ agreement to cap the Acquiring Fund’s total expenses, as disclosed above, on a pro forma basis, through June 30,

I # 1046902 v.~~15~~23

2012; (ii) Target Fund shareholders would become shareholders of a Fund with a lower net effective management fee and an estimated lower overall total expense ratio on a pro forma basis, (~~ii) as a result of the Reorganization,~~iii) the advisory fee ~~will increase~~of the Acquiring Fund at certain ~~asset~~breakpoint levels~~,~~ is higher than the advisory fee of the Target Fund; and (~~iii~~iv) the Reorganization will result in a change in the portfolio management team.

           Based upon the information and considerations described above, the Board, on behalf of the Target Fund and the Acquiring Fund, approved the Reorganization in order to combine the Target Fund with the Acquiring Fund to create a larger fund with a relatively more diversified shareholder base.  The Board also determined that shareholders of the Funds could potentially benefit from the growth in assets realized by the Reorganization~~, with the potential to achieve certain economies of scale~~.  The Board concluded that the Reorganization is in the best interests of the Target Fund and the Acquiring Fund and that no dilution of value would result to the shareholders of the Target Fund or the Acquiring Fund from the Reorganization.  Consequently, the Board approved the Agreement and the Reorganization on October 27, 2010.

 Federal Income Tax Considerations

The following is a general summary of the material U.S. federal income tax considerations of the Reorganization and is based upon the current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the existing U.S. Treasury Regulations thereunder, current administrative rulings of the IRS and published judicial decisions, all of which are subject to change.  These considerations are general in nature and individual shareholders should consult their own tax advisors as to the federal, state, local, and foreign tax considerations applicable to them and their individual circumstances.  These same considerations generally do not apply to shareholders who hold their shares in a tax-deferred account.

The Reorganization is intended to be a tax-free reorganization pursuant to Section 368(a) of the Code.  The principal federal income tax considerations that are expected to result from the Reorganization of the Target Fund into the Acquiring Fund are as follows:

•	no gain or loss will be recognized by the Target Fund or the shareholders of the Target Fund as a result of the Reorganization;

•	no gain or loss will be recognized by the Acquiring Fund as a result of the Reorganization;

•
the aggregate tax basis of the shares of the Acquiring Fund to be received by a shareholder of the Target Fund will be the same as the shareholder’s aggregate tax basis of the shares of the Target Fund; and

•
the holding period of the shares of the Acquiring Fund  received by a shareholder of the Target Fund will include the period that a shareholder held the shares of the Target Fund  (provided that such shares of the Target Fund are capital assets in the hands of such shareholder as of the Closing).

  Neither the Target Fund nor the Acquiring Fund have requested or will request an advance ruling from the IRS as to the federal tax consequences of the Reorganization. As a condition to Closing, Stradley Ronon Stevens & Young, LLP will render a favorable opinion to the Target Fund and the Acquiring Fund as to the foregoing federal income tax consequences of the Reorganization, which opinion will be conditioned upon, among other things, the accuracy, as of the Effective Time, of certain representations of the Target Fund and the Acquiring Fund upon which Stradley Ronon Stevens & Young, LLP will rely in rendering its opinion.  A copy of the opinion will be filed with the ~~Securities and Exchange Commission~~SEC and will be available for public inspection.  See “Where to Find Additional Information.”

Opinions of counsel are not binding upon the IRS or the courts.  If the Reorganization is consummated but the IRS or the courts determine that the Reorganization does not qualify as a tax-free reorganization under the Code, and thus is taxable, the Target Fund would recognize gain or loss on the transfer of its assets to the Acquiring Fund

I # 1046902 v.~~15~~23

and each shareholder of the Target Fund would recognize a taxable gain or loss equal to the difference between its tax basis in its Target Fund shares and the fair market value of the shares of the Acquiring Fund it receives.

Prior to the Closing of the Reorganization, the Target Fund will distribute, and the Acquiring Fund may distribute, to their respective shareholders any undistributed income and gains (net of available capital loss carryovers) to the extent required to avoid entity level tax or as otherwise deemed desirable.  Such distributions, if made, are anticipated to be made in the 2011 calendar year and would be taxable to shareholders in such year.

The tax attributes, including capital loss carryovers, of the Target Fund move to the Acquiring Fund in the Reorganization.  The capital loss carryovers of the Target Fund and the Acquiring Fund are available to offset future gains recognized by the combined Fund, subject to limitations under the Code.  Where these limitations apply, all or a portion of a Fund’s capital loss carryovers may become unavailable the effect of which may be to accelerate the recognition of taxable gain to the combined Fund and its shareholders post-Closing.  First, the capital loss carryovers of the Target Fund, increased by any current year loss or decreased by any current year gain, together with any net unrealized depreciation in the value of its portfolio investments (collectively, its “aggregate capital loss carryovers”), are expected to become subject to an annual limitation. Losses in excess of that limitation may be carried forward to succeeding tax years, subject to an overall eight-year carryover period.  The annual limitation will generally equal the net asset value of the Target Fund on the Closing Date multiplied by the “long-term tax-exempt rate” published by the IRS. If the Target Fund has net unrealized built-in gains at the time of Closing of the Reorganization (i.e., unrealized appreciation in value of the Fund’s investments), the annual limitation for a taxable year will be increased by the amount of such built-in gains that are recognized in the taxable year.  Second, if a Fund has built-in gains at the time of the Reorganization that are realized by the combined Fund in the five-year period following the Reorganization, such built-in gains, when realized, may not be offset by the losses (including any capital loss carryovers and “built in losses”) of the other Fund.  Third, the capital losses of the Target Fund that may be used by the Acquiring Fund (including to offset any “built-in gains” of the Target Fund itself) for the first taxable year ending after the Closing Date will be limited to an amount equal to the capital gain net income of the Acquiring Fund for such taxable year (excluding capital loss carryovers) treated as realized post-Closing based on the number of days remaining in such year. Fourth, the Reorganization may result in an earlier expiration of a Fund’s capital loss carryovers because the Reorganization causes the Target Fund’s tax year to close early in the year of the Reorganization.  The aggregate capital loss carryovers of the Funds and the approximate annual limitation on the use by the Acquiring Fund, post-Closing, of the Target Fund’s aggregate capital loss carryovers following the Reorganization are as follows:

	Target Fund (000,000s)	Acquiring Fund (000,000s)
	at 4/30/2010	at 4/30/2010

Aggregate capital loss carryovers on a tax basis (1)	($4.4)	($32.6)
Unrealized Net Appreciation (Depreciation) in Investments on a Tax Basis	$0.5	$15.7
Aggregate Net Asset Value	$7.3	$136.6
Approximate annual limitation (2)	$0.3	N/A
(1)           Includes realized gain or loss for the current fiscal year determined on the basis of generally accepted accounting principles.
(2)           Based on the long-term tax-exempt rate for ownership changes during October 2010 of 3.98%.

The annual limitation on the use of the Target Fund’s aggregate capital loss carryovers will likely limit the use of such losses by the Acquiring Fund, post-Closing, to offset capital gains, if any, it realizes.  The aggregate capital loss carryovers of the Acquiring Fund may continue to be available, provided the Acquiring Fund is the larger of the two Funds on the Closing Date.  The ability of the Acquiring Fund to absorb its own capital loss carryovers and those of the Target Fund post-Closing depends upon a variety of factors that can not be known in advance. For more information with respect to each Fund’s capital loss carryovers, please refer to the Fund’s shareholder report.

I # 1046902 v.~~15~~23

In addition, if the Acquiring Fund following the Reorganization has proportionately greater unrealized appreciation in its portfolio investments as a percentage of its net asset value than the Target Fund, shareholders of the Target Fund, post-Closing, may receive greater amounts of taxable gain as such portfolio investments are sold than they otherwise might have if the Reorganization had not occurred.  The Target Fund’s unrealized appreciation (depreciation) in value of investments on a tax basis as a percentage of its net asset value at April 30, 2010 is 7%, compared to the Acquiring Fund at April 30, 2010 of 11%, and on a combined basis of  11%.

After the Reorganization, shareholders will continue to be responsible for tracking the adjusted tax basis and holding period of their shares for federal income tax purposes.

Costs of the Reorganization

           The total cost of the Reorganization to be paid by the Acquiring Fund is estimated to be $30,000.  The estimated total costs of the Reorganization for the Target Fund, as well as the estimated proxy solicitation costs for the Target Fund, which are part of the total Reorganization costs, are set forth in the table below.

	Estimated Proxy Solicitation Costs	Estimated Total Reorganization Costs	Estimated Portion of Reorganization Costs to be Paid by the Fund
Target Fund	$ 3,000	$50,000	$0

           ~~Where the Target Fund is not paying Reorganization costs,~~ Invesco Advisers will bear ~~these~~the Reorganization costs of the Target Fund. The costs of the Reorganization include legal counsel fees, independent accountant fees, expenses related to the printing and mailing of this Proxy Statement/Prospectus and fees associated with the proxy solicitation but do not include any portfolio transaction costs arising from the Reorganization.

VOTING INFORMATION

 Proxy Statement/Prospectus

We are sending you this Proxy Statement/Prospectus and the enclosed proxy card because the Board is soliciting your proxy to vote at the Meeting and at any adjournments of the Meeting.  This Proxy Statement/Prospectus gives you information about the business to be conducted at the Meeting.  Target Fund shareholders may vote by appearing in person at the Meeting and following the instructions below.  You do not need to attend the Meeting to vote, however.  Instead, you may simply complete, sign and return the enclosed proxy card or vote by telephone or through a website established for that purpose.

This Proxy Statement/Prospectus, the enclosed Notice of Special Meeting of Shareholders and the enclosed proxy card are expected to be mailed on or about January ~~[__],~~19, 2011 to all shareholders entitled to vote.  Shareholders of record of  the Target Fund as of the close of business on January 14, 2011 (the “Record Date”) are entitled to vote at the Meeting.  The number of outstanding shares of each class of the Target Fund on December 15, 2010 can be found at Exhibit A.  Each share is entitled to one vote for each full share held, and a proportionate fractional vote for each fractional share held.

Proxies will have the authority to vote and act on behalf of shareholders at any adjournment of the Meeting.  If a proxy is authorized to vote for a shareholder, the shareholder may revoke the authorization at any time before it is exercised by sending in another proxy card with a later date or by notifying the Secretary of the Target Fund in writing at the address of the Target Fund set forth on the cover page of the Proxy Statement/Prospectus before the Meeting that the shareholder has revoked its proxy.  In addition, although merely attending the Meeting will not revoke your proxy, if a shareholder is present at the Meeting, the shareholder may withdraw the proxy and vote in person.  However, if your shares are held through a broker-dealer or other financial intermediary, you will need to obtain a “legal proxy” from them in order to vote your shares at the Meeting.

 Quorum Requirement and Adjournment

I # 1046902 v.~~15~~23

 A list of the name, address and percent ownership of each person who, as of December 15, 2010, to the knowledge of the Target Fund and the Acquiring Fund, owned 5% or more of the outstanding shares of a class of such Target Fund or the Acquiring Fund, respectively, can be found at Exhibits B and C.

Information regarding the ownership of shares of the Target Fund and the Acquiring Fund by the Trustees and executive officers of the Trust can be found at Exhibits B and C.

OTHER MATTERS

 Capitalization

           The following table sets forth as of September 30, 2010, for the Reorganization, the total net assets, number of shares outstanding and net asset value per share of each class of each Fund.  This information is generally referred to as the “capitalization” of a Fund.  The term “pro forma capitalization” means the expected capitalization of the Acquiring Fund after it has combined with the Target Fund.  The pro forma capitalization column in the table assumes that the Reorganization has taken place.  The capitalizations of the Target Fund, the Acquiring Fund and their classes are likely to be different on the Closing Date as a result of daily share purchase, redemption, and market activity.

	Invesco Japan Fund (Target Fund)	Invesco Pacific Growth Fund (Acquiring Fund)	Pro Forma Adjustments1	Acquiring Fund (pro forma)
Net assets (all classes)	$6,388,203	$128,555,150	-	$134, 943, 353

Class A net assets	$3,973,698	$104,891,025	-	$108,864,723
Class A shares outstanding	789,168	4,825,487	(606,215)2	5,008,440
Class A net asset value per share	$5.04	$21.74		$21.74
Class B net assets	$560,712	$8,436,798	-	$8,997,510
Class B shares outstanding	115,251	410,871	(87,912)2	438,210
Class B net asset value per share	$4.87	$20.53		$20.53
Class C net assets	$1,110,661	$5,876,611	-	$6,987,272
Class C shares outstanding	228,510	285,914	(174,468)2	339,956
Class C net asset value per share	$4.86	$20.55		$20.55
Class Y net assets	$361,343	$9,314,532	-	$9,675,875
Class Y shares outstanding	71,398	421,894	(55,036)1	438,256
Class Y net asset value per share	$5.06	$22.08		$22.08
Institutional Class net assets	$381,789	N/A	-	$381,789
Institutional Class shares outstanding	75,001	N/A	(57,711)2,3	17,290
Institutional Class net asset value per share	$5.09	N/A		$22.08

1.	Invesco will bear 100% of the Reorganization expenses of the Target Fund. As a result there are no pro forma adjustments to net assets.

2.
Pro forma shares outstanding have been adjusted for the accumulated change in the number of shares of the Target Fund’s shareholder accounts based on the relative value of the Target Fund’s and the Acquiring Fund’s net asset value per share.

3.
As of September 30, 2010, Institutional Class of the Acquiring Fund did not exist.  Institutional Class shares of the Acquiring Fund will be issued in connection with the Reorganization.  Institutional Class shares of the Acquiring Fund will

I # 1046902 v.~~15~~23

commence operations upon the ~~closing~~Closing of the Reorganization at the net asset value per share of Acquiring Fund’s Class Y shares.  Therefore, the net asset value per share ~~shown~~used to calculate the pro forma adjustment for Institutional Class shares of the Acquiring Fund in the table above is that of the Acquiring Fund’s Class Y shares.

 Dissenters’ Rights

If the Reorganization is approved at the Meeting, Target Fund shareholders will not have the right to dissent and obtain payment of the fair value of their shares because the exercise of dissenters’ rights is subject to the forward pricing requirements of Rule 22c-1 under the 1940 Act, which supersedes state law.  Shareholders of the Target Fund, however, have the right to redeem their shares at net asset value subject to applicable deferred sales charges and/or redemption fees (if any) until the ~~closing date~~Closing Date of the Reorganization. After the Reorganization, Target Fund shareholders will hold shares of the Acquiring Fund, which may also be redeemed at net asset value subject to applicable deferred sales charges and/or redemption fees (if any).

 Shareholder Proposals

The Funds do not generally hold annual meetings of shareholders.  A shareholder desiring to submit a proposal intended to be presented at any meeting of shareholders of the Target Fund hereafter called should send the proposal to the Target Fund at the Target Fund’s principal offices so that it is received within a reasonable time before the proxy materials are printed and mailed.  If the proposed Reorganization is approved and completed, shareholders of the Target Fund will become shareholders of the Acquiring Fund and, thereafter, will be subject to the notice requirements of the Acquiring Fund.  The mere submission of a proposal by a shareholder does not guarantee that such proposal will be included in a proxy statement because compliance with certain rules under the federal securities laws is required before inclusion of the proposal is required.  Also, the submission does not mean that the proposal will be presented at a future meeting.  For a shareholder proposal to be considered at a future shareholder meeting, it must be a proper matter for consideration under applicable law.

WHERE TO FIND ADDITIONAL INFORMATION

This Proxy Statement/Prospectus and the related SAI do not contain all the information set forth in the registration statements, the exhibits relating thereto and the annual and semi-annual reports filed by the Funds as such documents have been filed with the SEC pursuant to the requirements of the Securities Act of 1933, as amended, and the 1940 Act, to which reference is hereby made.  The SEC file number of the registrant of each Fund’s registration statement, which contains the Fund’s prospectuses and related SAIs, is 811-05426.

Each Fund is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the 1940 Act and in accordance therewith, each Fund files reports and other information with the SEC.  Reports, proxy material, registration statements and other information filed (including the Registration Statement relating to the Funds on Form N-14 of which this Proxy Statement/Prospectus is a part) may be inspected without charge and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549-1520.  Copies of such material may also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549-1520, at the prescribed rates.  The SEC maintains a website at www.sec.gov that contains information regarding the Funds and other registrants that file electronically with the SEC.

AIM INVESTMENT FUNDS (Invesco Investment Funds)

11 Greenway Plaza, Suite 2500
Houston, Texas 77046
(800) 959-4246

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held on April 14, 2011

A special meeting (the “Meeting”) of the shareholders of Invesco Health Sciences Fund (the “Target Fund”), a series of AIM Investment Funds (Invesco Investment Funds) (the “Trust”), will be held on April 14, 2011 at 3:00 p.m., Central time, at 11 Greenway Plaza, Suite 2500, Houston, Texas 77046 to vote on the following proposal:

1. To approve an Agreement and Plan of Reorganization between the Target Fund and Invesco Global Health Care Fund (the “Acquiring Fund”), also a series of the Trust, providing for: (a) the acquisition of all of the assets and assumption of all of the liabilities of the Target Fund by the Acquiring Fund in exchange for shares of a corresponding class of the Acquiring Fund; (b) the distribution of such shares to the shareholders of the Target Fund; and (c) the liquidation and termination of the Target Fund (the “Reorganization”).
2.
Shareholders of record as of the close of business on January 14, 2011 are entitled to notice of, and to vote at, the Meeting or any adjournment of the Meeting.  The proposal will be effected only if the Target Fund’s shareholders approve it.

The Board of Trustees of the Trust (the “Board”) requests that you vote your shares by completing the enclosed proxy card and returning it in the enclosed postage paid return envelope, or by voting by telephone or via the internet using the instructions on the proxy card.

The  Board recommends that you cast your vote FOR the above proposal as described in the Proxy Statement/Prospectus.

Please sign and promptly return the proxy card in the postage paid return envelope regardless of the number of shares owned.

Proxy card instructions may be revoked at any time before they are exercised by submitting a written notice of revocation or a subsequently executed proxy card or by attending the Meeting and voting in person.

________________________
Mr. Philip Taylor
President and Principal Executive Officer

~~[January ___, 2011]~~

December 30, 2010

I # 1046427 v.~~14~~19

AIM INVESTMENT FUNDS (Invesco Investment Funds)
11 Greenway Plaza, Suite 2500
Houston, Texas 77046
(800) 959-4246

PROXY STATEMENT/PROSPECTUS

~~[_____________, 2011]~~December 30, 2010

Introduction

This Proxy Statement/Prospectus contains information that shareholders of Invesco Health Sciences Fund (the “Target Fund”), a series of AIM Investment Funds (Invesco Investment Funds) (the “Trust”), should know before voting on the proposed reorganization that is described herein, and should be retained for future reference.  This document is both the proxy statement of the Target Fund and also a prospectus for Invesco Global Health Care Fund (the “Acquiring Fund”), which is also a series of the Trust.  The Trust is a registered open-end management investment company.  The Target Fund and the Acquiring Fund collectively are referred to as the “Funds” and ~~to each fund~~ individually as a “Fund.”

A special meeting of the shareholders of the Target Fund (the “Meeting”) will be held at 11 Greenway Plaza, Suite 2500, Houston, Texas 77046 on April 14, 2011 at 3:00 p.m., Central time.  At the Meeting, shareholders of the Target Fund ~~are being~~will be asked to consider the following proposal:

To approve an Agreement and Plan of Reorganization between the Target Fund and the Acquiring Fund, providing for: (a) the acquisition of all of the assets and assumption of all of the liabilities of the Target Fund by the Acquiring Fund in exchange for shares of a corresponding class of the Acquiring Fund; (b) the distribution of such shares of the corresponding class to the shareholders of the Target Fund; and (c) the liquidation and termination of the Target Fund (the “Reorganization”).

The total value of the Acquiring Fund shares of each class that shareholders will receive in the Reorganization will be the same as the total value of the shares of each class of the Target Fund that shareholders held immediately prior to the Reorganization. The Reorganization is anticipated to be a tax-free transaction, meaning that shareholders should not be required to pay any federal income tax in connection with the Reorganization.  No sales charges or redemption fees will be imposed in connection with the Reorganization.

The Board of Trustees of the Trust (the “Board”) has fixed the close of business on January 14, 2011 as the record date (“Record Date”) for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof.  Shareholders of the Target Fund on the Record Date will be entitled to one vote for each share of the Target Fund held (and a proportionate fractional vote for each fractional share).  This Proxy Statement/Prospectus, the enclosed Notice of Special Meeting of Shareholders and the enclosed proxy card will be mailed on or about ~~[~~January ~~___],~~19, 2011 to all shareholders eligible to vote on the Reorganization.

The Board has approved the Agreement and Plan of Reorganization and has determined that the Reorganization is in the best interest of the Target Fund and the Acquiring Fund and will not dilute the interests of the existing shareholders of the Target Fund or the Acquiring Fund.  If shareholders of the Target Fund do not approve the Reorganization, the Board will consider what further action is appropriate for the Target Fund.

Additional information about the Funds is available in the:

•	Prospectuses for the Target Fund and the Acquiring Fund;

•	Annual and semi-annual reports to shareholders of the Target Fund and the Acquiring Fund; and

•	Statements of Additional Information (“SAIs”) for the Target Fund and the Acquiring Fund.

I # 1046427 v.~~14~~19

•
These documents are on file with the Securities and Exchange Commission (the “SEC”).  The current prospectus of the Target Fund is incorporated herein by reference and is legally deemed to be part of this Proxy Statement/Prospectus. A copy of the current prospectus of the Acquiring Fund accompanies this Proxy Statement/Prospectus and is incorporated herein by reference and deemed to be part of this Proxy Statement/Prospectus. The SAI to this Proxy Statement/Prospectus, dated the same date as this Proxy Statement/Prospectus, also is incorporated herein by reference and is deemed to be part of this Proxy Statement/Prospectus. The Target Fund prospectus, the most recent annual report to shareholders, containing audited financial statements for the most recent fiscal year, and the most recent semi-annual report to shareholders of the Target Fund have been previously mailed to shareholders and are available on the Target Fund’s website at www.invesco.com.

Copies of all of these documents are available upon request without charge by visiting or writing to the Target Fund at 11 Greenway Plaza, Suite 2500, Houston, Texas 77046, or calling (800) 959-4246.

           You also may view or obtain these documents from the SEC’s Public Reference Room, which is located at 100 F Street, N.E., Washington, D.C. 20549-1520, or from the SEC’s website at www.sec.gov. Information on the operation of the SEC’s Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. You can also request copies of these materials, upon payment at the prescribed rates of the duplicating fee, by electronic request to the SEC’s e-mail address (publicinfo@sec.gov) or by writing the Public Reference Branch, Office of Consumer Affairs and Information Services, SEC, Washington, D.C. 20549-1520.

These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission passed upon the accuracy or adequacy of this Proxy Statement/Prospectus.  Any representation to the contrary is a criminal offense.  An investment in the Funds is not a deposit with a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) or any other government agency.  You may lose money by investing in the Funds.

I # 1046427 v.~~14~~19

Page

PROPOSAL: TO APPROVE AN AGREEMENT AND PLAN OF REORGANIZATION 1

SUMMARY OF KEY INFORMATION 1

On what am I being asked to vote?1
Has my Fund’s Board of Trustees approved the Reorganization?1
What are the reasons for the proposed Reorganization?1
What effect will the Reorganization have on me as a shareholder?1
How do the Funds’ investment objectives, principal investment strategies and risks compare?2
How do the Funds’ expenses compare?2
How do the performance records of the Funds compare?5
How do the management, investment ~~manager~~adviser and other service providers of the Funds compare?6
How do the Funds’ purchase and redemption procedures~~, distribution policies~~ and exchange policies compare?7
How do the Funds’ sales charges and distribution arrangements compare?7
Will the Acquiring Fund have different portfolio managers than the Target Fund?7
Will there be any tax consequences resulting from the proposal?7
When is the Reorganization expected to occur?7
How do I vote on the Reorganization?7
What will happen if shareholders of the Target Fund do not approve the Reorganization?7
What if I do not wish to participate in the Reorganization?7
Why are you sending me the Proxy Statement/Prospectus?~~7~~8
Where can I find more information about the Funds and the Reorganization?8

ADDITIONAL INFORMATION ABOUT THE FUNDS 8

Comparison of Principal Investment Strategies8
Comparison of Principal Risks of Investing in the Funds9
Comparison of Fundamental and Non-Fundamental Investment Restrictions~~10~~11
Comparison of Share Classes and Distribution Arrangements11
Comparison of Purchase and Redemption Procedures12
Comparison of Distribution Policies13
Forms of Organization and Securities to be Issued13
Pending Litigation13
Where to Find More Information13

THE PROPOSED REORGANIZATION ~~13~~14

Summary of Agreement and Plan of Reorganization~~13~~14
Board Considerations in Approving the Reorganization14
Federal Income Tax Considerations15
Costs of the Reorganization16

VOTING INFORMATION ~~16~~17

Proxy Statement/Prospectus~~16~~17
Quorum Requirement and Adjournment17
Vote Necessary to Approve the Agreement17
Proxy Solicitation~~17~~18
Other Meeting Matters18
Share Ownership by Large Shareholders, Management and Trustees18

OTHER MATTERS 18

Capitalization18
Dissenters’ Rights19

I # 1046427 v.~~14~~19

Shareholder Proposals19

WHERE TO FIND ADDITIONAL INFORMATION 19

Exhibits

EXHIBIT A Outstanding Shares of the Target Fund A-1
EXHIBIT B Ownership of the Target Fund B-1
EXHIBIT C Ownership of the Acquiring Fund C-1
EXHIBIT D Form of Agreement and Plan of Reorganization D-1
EXHIBIT E Financial Highlights E-1

No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Proxy Statement/Prospectus or related solicitation materials on file with the Securities and Exchange Commission, and you should not rely on such other information or representations.

I # 1046427 v.~~14~~19

PROPOSAL: TO APPROVE AN AGREEMENT AND PLAN OF REORGANIZATION

           Shareholders of the Target Fund are being asked to consider and approve an Agreement and Plan of Reorganization (the “Agreement”) that will have the effect of reorganizing the Target Fund with and into the Acquiring Fund, as summarized below.  The Agreement provides for (a) the acquisition of all of the assets and assumption of all of the liabilities of the Target Fund by the Acquiring Fund in exchange for shares of a corresponding class of the Acquiring Fund; (b) the distribution of such shares of the corresponding class to the shareholders of the Target Fund; and (c) the liquidation and termination of the Target Fund.

SUMMARY OF KEY INFORMATION

The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus, in the Agreement, and/or in the prospectuses and SAIs of the Funds. Shareholders should read the entire Proxy Statement/Prospectus and the prospectus of the Acquiring Fund carefully for more complete information.

 On what am I being asked to vote?

           As a shareholder of the Target Fund, you are being asked to consider and vote to approve the Agreement under which the assets and liabilities of the Target Fund will be transferred to the Acquiring Fund.

           If shareholders of the Target Fund approve the Agreement, shares of each class of the Target Fund will be exchanged for Acquiring Fund shares of the corresponding class of equal value, which will result in your holding shares of the Acquiring Fund equal to the value of your shares of the corresponding class of the Target Fund, and the Target Fund will be liquidated and terminated.

 Has my Fund’s Board of Trustees approved the Reorganization?

           Yes.  The Board has carefully reviewed the proposal and unanimously approved the Agreement and the Reorganization.  The Board recommends that shareholders of the Target Fund vote in favor of the Agreement.

 What are the reasons for the proposed Reorganization?

           On June 1, 2010, Invesco Ltd. (“Invesco”), the indirect parent company of Invesco Advisers, Inc., the Fund’s investment adviser (“Invesco Advisers” or “Adviser”), acquired the retail mutual fund business of Morgan Stanley, which included 92 Morgan Stanley and Van Kampen branded funds.  This transaction filled gaps in Invesco’s product line-up and has enabled Invesco to expand its investment offerings to retail customers.  The transaction also resulted in significant product overlap.  The Reorganization proposed in this Proxy Statement/Prospectus is part of a larger group of reorganizations across Invesco’s mutual fund platform.  The reorganizations are designed to put forth Invesco’s most compelling investment processes and strategies, reduce product overlap and create scale in the resulting funds ~~to help reduce the shareholders’ cost of ownership~~.

           In considering the Reorganization and the Agreement, the Board considered these and other factors in concluding that the Reorganization would be in the best interest of the Funds.  The Board’s considerations are described in more detail in the “THE PROPOSED REORGANIZATION - Board Considerations in Approving the Reorganization” section below.

 What effect will the Reorganization have on me as a shareholder?

           Immediately after the Reorganization, you will hold shares of a class of the Acquiring Fund that are equal in value to the shares of the corresponding class of the Target Fund that you held immediately prior to the closing of the Reorganization.  The principal differences between the Target Fund and the Acquiring Fund are described in this Proxy Statement/Prospectus.  The prospectus of the Acquiring Fund that accompanies this Proxy Statement/Prospectus contains additional information about the Acquiring Fund that you will hold shares of following the Reorganization, if approved.

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How do the Funds’ investment objectives, principal investment strategies and risks compare?

           The Acquiring Fund and the Target Fund have similar investment objectives, as described below.  Each Fund’s investment objective is classified as non-fundamental, which means that it can be changed by the Board without shareholder approval, although there is no present intention to do so.

Investment Objectives
Target Fund	Acquiring Fund
Capital appreciation.	Long-term growth of capital.

The principal investment strategies of the Acquiring Fund are similar to the principal investment strategies of the Target Fund, although the Acquiring Fund may invest in different types of investments and have different investment policies and limitations than the Target Fund.  As a result, the risks of owning shares of the Acquiring Fund are similar to the risks of owning shares of the Target Fund, although the risks of the Funds may not be exactly the same.  The sections below entitled “ADDITIONAL INFORMATION ABOUT THE FUNDS - Comparison of Principal Investment Strategies” and “Comparison of the Principal Risks of Investing in the Funds” compare the principal investment strategies and risks of the Target Fund and the Acquiring Fund and highlight certain key differences.

 How do the Funds’ expenses compare?

The tables below provide a summary comparison of the expenses of the Target Fund and the Acquiring Fund, as well as estimated expenses on a pro forma basis giving effect to the proposed Reorganization.  The pro forma expense ratios show projected estimated expenses but actual expenses may be greater or less than those shown.

Expense Table and Expense Examples*

	Current		Combined Pro Forma
	Invesco Health Sciences Fund (Target Fund)	Invesco Global Health Care Fund (Acquiring Fund)	Target Fund + Acquiring Fund (assumes the Reorganization is completed)
	Class A	Class A	Class A
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%	5.50%	5.50%
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	None	None	None
Redemption/Exchange Fee (as a percentage of amount redeemed/exchanged)	None	2.00%1	2.00%2

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.92%	0.66%	0.65%
Distribution and Service (12b-1) Fees	0.25%	0.25%	0.25%
Other Expenses	0.43%3	0.41%	0.41%
Acquired Fund Fees and Expenses	0.00%4	0.01%	0.01%
Total Annual Fund Operating Expenses	1.60%3	1.33%	1.32%5

	Current		Combined Pro Forma
	Invesco Health Sciences Fund (Target Fund)	Invesco Global Health Care Fund (Acquiring Fund)	Target Fund + Acquiring Fund (assumes the Reorganization is completed)
	Class B	Class B	Class B
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	5.00%	5.00%	5.00%
Redemption/Exchange Fee (as a percentage of amount redeemed/exchanged)	None	2.00%1	2.00%2

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.92%	0.66%	0.65%
Distribution and Service (12b-1) Fees	1.00%	1.00%	1.00%
Other Expenses	0.43%3	0.41%	0.41%
Acquired Fund Fees and Expenses	0.00%4	0.01%	0.01%
Total Annual Fund Operating Expenses	2.35%3	2.08%	2.07%5

	Current		Combined Pro Forma
	Invesco Health Sciences Fund (Target Fund)	Invesco Global Health Care Fund (Acquiring Fund)	Target Fund + Acquiring Fund (assumes the Reorganization is completed)
	Class C	Class C	Class C
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	1.00%	1.00%	1.00%
Redemption/Exchange Fee (as a percentage of amount redeemed/exchanged)	None	2.00%1	2.00%2

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.92%	0.66%	0.65%
Distribution and Service (12b-1) Fees	1.00%	1.00%	1.00%
Other Expenses	0.43%3	0.41%	0.41%
Acquired Fund Fees and Expenses	0.00%4	0.01%	0.01%
Total Annual Fund Operating Expenses	2.35%3	2.08%	2.07%5

	Current		Combined Pro Forma
	Invesco Health Sciences Fund (Target Fund)	Invesco Global Health Care Fund (Acquiring Fund)	Target Fund + Acquiring Fund (assumes the Reorganization is completed)
	Class Y	Class Y	Class Y
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	None	None	None
Redemption/Exchange Fee (as a percentage of amount redeemed/exchanged)	None	2.00%1	2.00%2

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.92%	0.66%	0.65%
Distribution and Service (12b-1) Fees	None	None	None
Other Expenses	0.43%3	0.41%	0.41%
Acquired Fund Fees and Expenses	0.00%4	0.01%	0.01%
Total Annual Fund Operating Expenses	1.35%3	1.08%	1.07%5

*
Expense ratios reflect annual fund operating expenses for the most recent fiscal year (as disclosed in a Fund’s current prospectus) of the Target Fund (July 31, 2010) and the Acquiring Fund (October 31, 2009).  Pro forma numbers are estimated as if the Reorganization had been completed as of November 1, 2008 and do not include the estimated costs of the Reorganization.  The Target Fund ~~is~~will not ~~expected to~~ bear any Reorganization costs.  For more information on the costs of the Reorganization to be borne by the Funds, see “Costs of the Reorganization” below.

1.	You may be charged a 2.00% fee if you redeem or exchange shares of the Acquiring Fund within 31 days of purchase.
2.	Shares of the Acquiring Fund that are distributed in connection with the Reorganization will not be subject to a redemption fee.
3.	Based on estimated amounts for the current fiscal year.
4.	Unless otherwise indicated, Acquired Fund Fees and Expenses are less than 0.01%.
5.
Effective upon the closing of the Reorganization, the Adviser has contractually agreed, through at least June 30, 2012, to waive advisory fees and/or reimburse expenses of all shares of the Acquiring Fund to the extent necessary to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding certain items discussed below) of Class A shares to 1.65%, Class B shares to 2.40%, Class C shares to 2.40% and Class Y shares to 1.40% of average daily net assets. In determining the Adviser’s obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to exceed the limit reflected above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary or non-routine items; and (v) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Unless the Board and Invesco Advisers mutually agree to amend or continue the fee waiver agreement, it will terminate on June 30, 2012.

Expense Example

This Example is intended to help you compare the costs of investing in different classes of the Target Fund and the Acquiring Fund with the cost of investing in other mutual funds.  Pro forma combined costs of investing in different classes of the Acquiring Fund after giving effect to the ~~reorganization~~Reorganization of the Target Fund into the Acquiring Fund are also provided.  All costs are based upon the information set forth in the Fee ~~Table~~Tables above.

The Example assumes that you invest $10,000 for the time periods indicated and shows the expenses that you would pay if you redeem all of your shares at the end of those time periods.  The Example also assumes that your investment has a 5% return each year and that the operating expenses remain the same.  The Example reflects fee waivers and/or expense reimbursements that are contractual, if any, but does not reflect voluntary fee waivers and/or expense reimbursements.  To the extent fees are waived and/or expenses are reimbursed on a voluntary basis, your expenses will be lower.  Although your actual returns and costs may be higher or lower, based on these assumptions your costs would be:

Fund/Class	One Year	Three Years	Five Years	Ten Years
Invesco Health Sciences Fund (Target ~~Fund~~) - Class A	$704	$1,027	$1,373	$2,346
Invesco Global Health Care Fund (Acquiring ~~Fund~~) - Class A	$678	$948	$1,239	$2,063
Combined Pro forma Target Fund + Acquiring Fund - Class A (assuming the Reorganization is completed)	$677	$945	$1,234	$2,053

Invesco Health Sciences Fund (Target ~~Fund~~) - Class B	$738	$1,033	$1,455	$2,499
Invesco Health Sciences Fund (Target ~~Fund~~) - Class B (if you did not redeem your shares)	$238	$733	$1,255	$2,499
Invesco Global Health Care Fund (Acquiring ~~Fund~~) - Class B	$711	$952	$1,319	$2,219
Invesco Global Health Care Fund (Acquiring ~~Fund~~) - Class B (if you did not redeem your shares)	$211	$652	$1,119	$2,219
Combined Pro forma Target Fund + Acquiring Fund - Class B (assuming the Reorganization is completed)	$710	$949	$1,314	$2,208
Combined Pro forma Target Fund + Acquiring Fund - Class B (assuming the Reorganization is completed) (if you did not redeem your shares)	$210	$649	$1,114	$2,208

Invesco Health Sciences Fund (Target ~~Fund~~) - Class C	$338	$733	$1,255	$2,686
Invesco Health Sciences Fund (Target ~~Fund~~) - Class C (if you did not redeem your shares)	$238	$733	$1,255	$2,686
Invesco Global Health Care Fund (Acquiring ~~Fund~~) - Class C	$311	$652	$1,119	$2,410
Invesco Global Health Care Fund (Acquiring ~~Fund~~) - Class C (if you did not redeem your shares)	$211	$652	$1,119	$2,410
Combined Pro forma Target Fund + Acquiring Fund - Class C (assuming the Reorganization is completed)	$310	$649	$1,114	$2,400
Combined Pro forma Target Fund + Acquiring Fund - Class C (assuming the Reorganization is completed) (if you did not redeem your shares)	$210	$649	$1,114	$2,400

Invesco Health Sciences Fund (Target ~~Fund~~) - Class Y	$137	$428	$739	$1,624
Invesco Global Health Care Fund (Acquiring ~~Fund~~) - Class Y	$110	$343	$595	$1,317
Combined Pro forma Target Fund + Acquiring Fund - Class Y (assuming the Reorganization is completed)	$109	$340	$590	$1,306

The Example is not a representation of past or future expenses.  The Target Fund’s and the Acquiring Fund’s actual expenses, and an investor’s direct and indirect expenses, may be more or less than those shown.  The table and the assumption in the Example of a 5% annual return are required by regulations of the SEC applicable to all mutual funds.  The 5% annual return is not a prediction of and does not represent the Target Fund’s or the Acquiring Fund’s projected or actual performance.

For further discussion regarding the Board’s consideration of the fees and expenses of the Funds in approving the Reorganization, see the section entitled “THE PROPOSED REORGANIZATION - Board Considerations in Approving the Reorganization” in this Proxy Statement/Prospectus.

 How do the performance records of the Funds compare?

           The performance history of each Fund for certain periods as of September 30, 2010 is shown below.  The returns below may not be indicative of a Fund’s future performance.

           The table below compares the performance history of the Acquiring Fund’s oldest share class to the performance history of the comparable class of the Target Fund as of September 30, 2010.  ~~Since inception~~

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~~performance is only provided for share classes with less than 10 years of performance history.~~  Other classes of shares that are not presented would have had substantially similar annual returns because the shares are invested in the same portfolio of securities and the annual returns will differ only to the extent that the classes do not have the same expenses.  The prospectuses for the Funds contain additional performance information under the headings “Performance Information” and “Financial Highlights.”  Additional performance information and a discussion of performance are also included in each Fund’s most recent annual report to shareholders.

Average Annual Total Returns*
	1 Year	5 Years	10 Years ~~or Since Inception~~
Invesco Global Health Care Fund (Acquiring Fund) – Class A (inception date: 08/07/1989)
Return Before Taxes
Return After Taxes on Distributions
Return After Taxes on Distributions and Sale of Fund Shares
	0.71% 0.71% 0.46%	0.49% (0.33%) 0.34%	2.81% 1.73% 2.03%
Invesco Health Sciences Fund (Target Fund) – Class A (inception date: 07/28/1997)1 Return Before Taxes Return After Taxes on Distributions Return After Taxes on Distributions and Sale of Fund Shares	2.58% 1.65% 2.20%	1.79% 0.18% 1.44%	1.15% (0.21%) 0.66%
3.
4. *           The above total return figures reflect the maximum front-end sales charge (load) of 5.50% applicable to Class A shares.
5.
1.           The returns shown for periods prior to June 1, 2010 are those of the Class A shares of a predecessor fund that was advised by Morgan Stanley Investment Advisors Inc. and was reorganized into the Target Fund on June 1, 2010.  The returns shown for periods after June 1, 2010 are those of the Target Fund.  The returns of the Target Fund are different from the predecessor fund as they had different expenses and sales charges.

6.
           After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes.  Actual after-tax returns depend on an investor’s tax situation and may differ from those shown, and after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

 How do the management, investment ~~manager~~adviser and other service providers of the Funds compare?

Each Fund is overseen by the same Board and officers.  In addition, Invesco Advisers, a registered investment adviser, serves as primary investment adviser for each Fund pursuant to an investment advisory agreement that contains substantially identical terms (except for fees) for each Fund.  The contractual advisory fees for the Acquiring Fund are lower than the contractual advisory fees of the Target Fund.  Invesco Advisers is located at 1555 Peachtree Street, N.E., Atlanta, Georgia 30309.  Invesco Advisers has acted as an investment adviser since its organization in 1976.  As of September 30, 2010, Invesco Advisers had $300.3 billion under management.  Invesco Advisers is an indirect, wholly owned subsidiary of Invesco.

The advisory agreement applicable to the Funds provides that Invesco Advisers may delegate any and all of its rights, duties and obligations to one or more wholly owned affiliates of Invesco as sub-advisers (the “Invesco Sub-Advisers”).  Pursuant to Master Intergroup Sub-Advisory Contracts, the Invesco Sub-Advisers may be appointed by Invesco Advisers from time to time to provide discretionary investment management services, investment advice, and/or order execution services to a Fund.  The Invesco Sub-Advisers, each of which is an indirect, wholly owned subsidiary of Invesco and a registered investment adviser under the Investment Advisers Act of 1940, are:

• Invesco Asset Management Deutschland GmbH;	• Invesco Hong Kong Limited;
• Invesco Asset Management Limited;	• Invesco Asset Management (Japan) Limited;
• Invesco Australia Limited;	• Invesco Senior Secured Management, Inc.; and
• Invesco Trimark Ltd.	•
•

           Other key service providers to the Target Fund, including the administrator, transfer agent, custodian, distributor and auditor, provide the same or substantially the same services to the Acquiring Fund.  The Acquiring Fund’s prospectus and SAI describe the services and other arrangements with these service providers.

 How do the Funds’ purchase and redemption procedures~~, distribution policies~~ and exchange policies compare?

           The ~~sales charges, sales charge exemptions, distribution and servicing arrangements,~~ purchase and redemption procedures and exchange policies for each class of the Target Fund are ~~generally similar to~~the same as those of the corresponding class of the Acquiring Fund.

 How do the Funds’ sales charges and distribution arrangements compare?

           The sales charges and sales charge exemptions for each class of the Target Fund are the same as those of the corresponding class of the Acquiring Fund.  For more information on the sales charges and distribution and shareholder servicing arrangements of the Funds, see the section entitled “Comparison of Share Classes and Distribution Arrangements.”

 Will the Acquiring Fund have different portfolio managers than the Target Fund?

           No.  The portfolio management team for the Target Fund is the same as the portfolio management team for the Acquiring Fund.  The Acquiring Fund prospectus that accompanies this Proxy Statement/Prospectus provides biographical information about the key individuals that comprise the portfolio management team for the Acquiring Fund.

 Will there be any tax consequences resulting from the proposal?

           The Reorganization is designed to qualify as a tax-free reorganization for federal income tax purposes and the Target Fund anticipates receiving a legal opinion to that effect.  Thus, while there can be no guarantee that the Internal Revenue Service (“IRS”) will adopt a similar position, it is expected that shareholders will have no adverse federal income tax consequences as a result of the Reorganization.  Shareholders should consult their tax adviser about state and local tax consequences of the Reorganization, if any, because the information about tax consequences in the Proxy Statement/Prospectus relates to the federal income tax consequences of the Reorganization only.

 When is the Reorganization expected to occur?

           If shareholders of the Target Fund approve the Reorganization, it is anticipated that the Reorganization will occur ~~on or about May 2,~~in the second quarter of 2011.

 How do I vote on the Reorganization?

           There are several ways you can vote your shares, including in person at the Meeting, by mail, by telephone or via the Internet.  The proxy card that accompanies this Proxy Statement/Prospectus provides detailed instructions on how you may vote your shares.  If you properly fill in and sign your proxy card and send it to us in time to vote at the Meeting, your “proxy” (the individuals named on your proxy card) will vote your shares as you have directed.  If you sign your proxy card but do not make specific choices, your proxy will vote your shares FOR the proposal, as recommended by the Board, and in their best judgment on other matters.

 What will happen if shareholders of the Target Fund do not approve the Reorganization?

           If the shareholders of the Target Fund do not approve the Reorganization, the Target Fund’s Board will consider other possible courses of action for the Target Fund.

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What if I do not wish to participate in the Reorganization?

           If you do not wish to have your shares of the Target Fund exchanged for shares of the Acquiring Fund as part of the Reorganization that is approved by shareholders, you may redeem your shares prior to the consummation of the Reorganization.  If you redeem your shares, you will incur any applicable deferred sales charge and if you hold shares in a taxable account, you will recognize a taxable gain or loss based on the difference between your tax basis in the shares and the amount you receive for them.

 Why are you sending me the Proxy Statement/Prospectus?

           You are receiving this Proxy Statement/Prospectus because you own shares in the Target Fund as of the Record Date and have the right to vote on the very important proposal described herein concerning the Target Fund.  This Proxy Statement/Prospectus contains information that shareholders of the Target Fund should know before voting on the proposed Reorganization.  This document is both a proxy statement of the Target Fund and also a prospectus for the Acquiring Fund.

 Where can I find more information about the Funds and the Reorganization?

           Additional information about the Funds can be found in their respective prospectuses and SAIs.  The remainder of this Proxy Statement/Prospectus contains additional information about the Reorganization.  You are encouraged to read the entire document.  If you need any assistance, or have any questions regarding the Reorganization or how to vote, please call Invesco Client Services at 1-800-959-4246.

ADDITIONAL INFORMATION ABOUT THE FUNDS

 Comparison of Principal Investment Strategies

The following section compares the principal investment strategies of the Target Fund with the principal investment strategies of the Acquiring Fund and highlights any key differences.  In addition to the principal investment strategies described below, each Fund is also subject to certain additional investment policies and limitations, which are described in each Fund’s prospectus and SAI.  The cover page of this Proxy Statement/Prospectus describes how you can obtain copies of these documents.  A comparison of the principal risks associated with the Funds’ investment strategies is described below under “Comparison of Principal Risks of Investing in the Funds.”

The investment strategies of the Acquiring Fund and the Target Fund are similar.  The Acquiring Fund invests, under normal circumstances, at least 80% of its net assets (plus borrowings for investment purposes) in securities ~~issued by~~(including American Depositary Receipts (“ADRs”), exchange-traded funds (“ETFs”) and derivatives) issued by (or linked to securities issued by) foreign companies and governments engaged primarily in the health care industry.  The Target Fund will normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks (including depositary receipts and derivatives) of health science companies throughout the world.

~~Pursuant to the~~The Funds each define the industries in which they invest somewhat differently, although there is substantial overlap.  The Acquiring Fund~~,~~ considers an issuer ~~is~~to be engaged in health care-related industries if (1) at least 50% of its gross income or its net sales are derived from activities in the health care industry; (2) at least 50% of its assets are devoted to producing revenues from the health care industry; or (3) based on other available information, the Acquiring Fund’s portfolio manager(s) determines that its primary business is within the health care industry.  ~~Pursuant to the Target Fund, a company will be considered to be a health science company if it derives at least 50% of its earnings or revenues, or it devotes at least 50% of its assets, to health science activities.~~The Acquiring Fund defines issuers in the health care industry as including those that design, manufacture, or sell products or services used for or in connection with health care or medicine (such as pharmaceutical issuers, biotechnology research firms, issuers that sell medical products, and issuers that own or operate health care facilities).  The Target Fund considers a company to be a health science company if it derives at least 50% of its earnings or revenues, or it devotes at least 50% of its assets, to health science activities.  The Target Fund defines health science companies as, among others, hospitals, clinical test laboratories, health care facilities and home care

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companies, pharmaceutical companies and companies involved in the biotechnology industry, medical supply companies, companies that provide services to health care companies and HMOs and other health insurance companies.

Both Funds may invest in foreign securities, but in different amounts.  The Acquiring Fund will generally invest at least 80% of its net assets in foreign securities.  In complying with its 80% investment requirement, the Acquiring Fund may invest in ADRs that have economic characteristics similar to its direct investments.  The Target Fund may invest up to 50% of its net assets in foreign securities, including emerging market securities and depositary receipts.

~~Both~~Although both Funds may invest in derivatives that have economic characteristics similar to ~~its~~their direct investments, they may invest in different derivatives and in different amounts.  In complying with its 80% investment requirement, the Acquiring Fund may invest in derivatives  that have economic characteristics similar to the Fund’s direct investments.   The Target Fund may, but it is not required to, use derivative instruments for a variety of purposes, including hedging, risk management, portfolio management or to earn income.  The Target Fund’s use of derivatives may involve the purchase and sale of options, futures, swaps, contracts for difference (CFDs) and other related instruments and techniques.  The Target Fund may also use forward foreign currency exchange contracts, which are also derivatives, in connection with its investments in foreign securities.  Derivatives ~~and other investments~~ may have the effect of leveraging the Funds’ portfolio.

In complying with its 80% investment requirement, the Acquiring Fund may ~~also~~ invest in ~~exchange-traded funds (ETFs) and American Depositary Receipts~~ETFs that have economic characteristics similar to its direct investments.  The Target Fund may ~~also~~ invest ~~in depositary receipts and~~ a portion of its assets in convertible securities. In attempting to meet its investment objective, the Target Fund may engage in active and frequent trading of portfolio securities.

In selecting securities, the portfolio managers of both Funds use a research-oriented “bottom-up” investment approach, focusing on issuer fundamentals in an effort to uncover future growth prospects which are not yet appreciated by the market.  In analyzing specific industries, the portfolio managers of the Funds ordinarily look for above-average growth and demand; scientific and medical advances; below-average reimbursement risk; and high barriers to entry.  In analyzing specific issuers, the portfolio managers ordinarily look for leading issuers with defensible franchise; issuers in the midst of a new product cycle; value-added and/or niche-oriented products and/or services; issuers exhibiting sustainable revenue growth; potential to expand margins and improve profitability; superior earnings-per-share growth; strong balance sheet and moderate financial leverage; and a capable management team.  Security selection is then further refined by valuation analysis.  The resulting target portfolio consists of 50-80 individual securities with exposure across most sub-sectors of health care and diversified by region.

The portfolio managers of the Funds will consider selling the security of an issuer if, among other things, (1) a security’s price reaches its valuation target; (2) an issuer’s fundamentals deteriorate; or (3) it no longer meets the investment criteria.

Comparison of Principal Risks of Investing in the Funds

The table below describes the principal risks that may affect each Fund’s investment portfolio.  For more information on the risks associated with the Acquiring Fund, see the “Investment Strategies and Risks” section of the Acquiring Fund’s SAI.

Principal Risk	Funds Subject to Risk
Market Risk. The prices of and the income generated by the Funds’ securities may decline in response to, among other things, investor sentiment; general economic, political and market conditions; conditions specific to the company; regional or global instability; and currency and interest rate fluctuations.
Acquiring Fund and Target Fund
Foreign Securities Risk. The Funds’ foreign investments will be affected by changes in the foreign country’s exchange rates; political and social instability; changes in economic or taxation policies; difficulties when enforcing obligations; decreased liquidity; and increased volatility. Foreign companies may be subject to less regulation resulting in less publicly available information about the companies.  Additionally, investments in foreign markets may be subject to higher transaction and custody costs.
Acquiring Fund and Target Fund
Developing Markets Securities Risk. Securities issued by foreign companies and governments located in developing countries may be affected more negatively by inflation, devaluation of their currencies, higher transaction costs, delays in settlement, adverse political developments and lack of timely information than those in developed countries.
Acquiring Fund and Target Fund
Derivatives. A derivative instrument often has risks similar to its underlying instrument and may have additional risks, including imperfect correlation between the value of the derivative and the underlying instrument, risks of default by the other party to certain transactions, magnification of losses incurred due to changes in the market value of the securities, instruments, indices or interest rates to which they relate, and risks that the transactions may not be liquid. Certain derivative transactions may give rise to a form of leverage. Leverage magnifies the potential for gain and the risk of loss.
Acquiring Fund and Target Fund
Depositary Receipts Risk. Depositary receipts involve many of the same risks as those associated with direct investment in foreign securities. In addition, the underlying issuers of certain depositary receipts, particularly unsponsored or unregistered depositary receipts, are under no obligation to distribute shareholder communications to the holders of such receipts, or to pass through to them any voting rights with respect to the deposited securities.
Acquiring Fund and Target Fund
Management Risk.  The performance of each Fund will depend on whether or not the Fund’s Adviser is successful in applying the Fund’s investment strategies.  The investment techniques and risk analysis used by each Fund’s portfolio managers may not produce the desired results.
Acquiring Fund and Target Fund
~~Exchange-Traded Funds Risk. Exchange-traded funds (ETFs) generally present the same primary risks as an investment in a mutual fund. In addition, ETFs may be subject to: (1) a discount of the ETF’s shares to its net asset value; (2) failure to develop an active trading market for the ETF’s shares; (3) the listing exchange halting trading of the ETF’s shares; (4) failure of the ETFs shares to track the referenced index; and (5) holding troubled securities in the referenced index.~~
~~Acquiring Fund~~
~~Convertible Securities. Investments in convertible securities subject the Target Fund to the risks associated with both fixed-income securities, including credit risk and interest rate risk, and common stocks.~~
~~Target Fund~~
Health Sector Risk. Each Fund’s performance is vulnerable to factors affecting the health care and sciences industry, including government regulation, obsolescence caused by scientific advances and technological innovations.  Because the Funds concentrate in the health care and sciences industry, the value of the Funds’ shares may be more volatile than mutual funds that do not similarly concentrate their investments. The health care and sciences industry is subject to substantial regulation and could be materially adversely affected by changes in governmental regulations. Additionally, the products and services of companies in this industry may be subject to faster obsolescence as a result of greater competition and advancing technological developments. As a result, the securities of companies in this industry may exhibit greater price volatility than those of companies in other industries.

The Target Fund may invest in smaller health science companies which involve greater risks than large or more established issuers. The prices of the securities of smaller companies may fluctuate to a greater degree than the prices of the securities of other issuers.
Acquiring Fund and Target Fund
Exchange-Traded Funds Risk. Exchange-traded funds (ETFs) generally present the same primary risks as an investment in a mutual fund. In addition, ETFs may be subject to: (1) a discount of the ETF’s shares to its net asset value; (2) failure to develop an active trading market for the ETF’s shares; (3) the listing exchange halting trading of the ETF’s shares; (4) failure of the ETFs shares to track the referenced index; and (5) holding troubled securities in the referenced index.
Acquiring Fund
Currency Hedging Risk. Hedging the Target Fund’s currency risks through forward foreign currency exchange contracts involves the risk of mismatching the Target Fund’s objectives under a forward foreign currency exchange contract with the value of securities denominated in a particular currency. There is additional risk that such transactions reduce or preclude the opportunity for gain and that currency contracts create exposure to currencies in which the Target Fund’s securities are not denominated.
Target Fund
Active Trading Risk. The Target Fund may engage in frequent trading of portfolio securities. Active trading results in added expenses and may result in a lower return and increased tax liability.	Target Fund
Convertible Securities. Investments in convertible securities subject the Target Fund to the risks associated with both fixed-income securities, including credit risk and interest rate risk, and common stocks.
Target Fund

 Comparison of Fundamental and Non-Fundamental Investment Restrictions

           Each Fund has adopted fundamental investment restrictions concerning, among other things, diversification of the Fund’s investment portfolio, concentration in particular industries, borrowing and loaning money, and investing in real estate and commodities.  The Funds’ fundamental and non-fundamental investment restrictions on concentration are substantially similar: the Target Fund concentrates its investments in the health sciences industry and the Acquiring Fund concentrates its investments in the health care industry, both of which include health care facilities, pharmaceutical companies, companies involved in the biotechnology industry and medical supply companies.  The other fundamental and non-fundamental investment restrictions of the Target Fund and those of the Acquiring Fund are the same.  Fundamental investment restrictions of a Fund cannot be changed without shareholder approval.  Non-fundamental investment restrictions of a Fund can be changed by a Fund’s Board of Trustees.

           Both the Target Fund and Acquiring Fund may be subject to other investment restrictions that are not identified above. A full description of the Target Fund's and the Acquiring Fund's investment policies and restrictions may be found in its respective SAI.

 Comparison of Share Classes and Distribution Arrangements

           ~~Each share~~Shares of each class of the Target Fund will be ~~reorganized into~~exchanged for shares of a specific ~~share~~ class of the Acquiring Fund.  The following sub-sections identify the Acquiring Fund share class that corresponds with the Target Fund share class as well as the different distribution arrangements among the various share classes.

           Class Structure.  The Funds each offer multiple share classes.  Each such class offers a distinct structure of sales charges, distribution and/or service fees, and reductions and waivers thereto, which are designed to address a variety of shareholder servicing needs.  In addition, some share classes have certain eligibility requirements that must be met to invest in that class of shares.  The eligibility requirements are the same for each Fund and are described in the Funds’ prospectuses.

           The share classes offered by the Target Fund and the corresponding share classes of the Acquiring Fund that Target Fund shareholders will receive in connection with the Reorganization are as follows:

Target Fund Share Classes	Acquiring Fund Share Classes
Class A	Class A
Class B	Class B
Class C	Class C
Class Y	Class Y

           Neither Fund currently offers Class B shares to new investors.  Existing investors of the Target Fund that owned Class B shares before their closure will continue to receive reinvested dividends in the form of new Class B shares but may no longer add to their existing positions in Class B shares.  Shareholders who receive Class B shares in connection with the Reorganization may continue to hold those shares and reinvest dividends until the scheduled conversion date of the Class B shares to Class A shares but may not purchase new Class B shares.

           Sales Charges.   The sales charge schedule (if any) of the share classes of the Target Fund are substantially the same as the sales charge schedule (if any) of the corresponding share classes of the Acquiring Fund.  Class A shares of each Fund are sold with an initial sales charge that ranges from 5.50% to zero depending on the amount of your investment.  Class B and Class C shares of each Fund are sold with a contingent deferred sales charge that may be imposed when the shares are sold.  Class A shares may also be subject to a contingent deferred sales charge on purchases of $1 million or more if redeemed prior to 18 months after the date of purchase.  Each Fund offers reductions and waivers of the initial sales charge and contingent deferred sale charge to certain eligible investors or under certain circumstances, which are substantially the same between the Funds.  Class Y shares are sold without any initial sales charge or contingent deferred sales charge.  Each share class except Class Y imposes an asset based sales charge or service fee under one or more plans adopted by the Board, which are described in the following section.  The Funds’ prospectuses describe the sales charge schedules and applicable waivers and exemptions of each such share class.

           You will not pay an initial sales charge on Acquiring Fund Class A shares that you receive in connection with the Reorganization.  In addition, the exchange of Class A shares, Class B shares or Class C shares of the Target Fund for corresponding classes of the Acquiring Fund at the consummation of the Reorganization will not result in the imposition of any contingent deferred sales charge that applies to those share classes.  Upon consummation of the Reorganization, former Target Fund shareholders of Class A shares, Class B shares or Class C shares will be credited for the period of time from their original date of purchase of the Target Fund Class A shares, Class B shares or Class C shares for purposes of determining the amount of any contingent deferred sales charge that may be due upon subsequent redemption, if any.  In addition, the CDSC schedule that applies to the Class B shares of the Target Fund that you own will continue to apply to the Class B shares of the Acquiring Fund that you receive in the Reorganization.  The Acquiring Fund initial sales charges for Class A shares and contingent deferred sales charge that ~~applies~~apply to Class A shares and Class C shares will apply to any Class A shares or Class C shares of the Acquiring Fund purchased after the Reorganization, unless you are eligible for a reduction or waiver of the initial sales charge or contingent deferred sales charge.

           Distribution Fees.  The Funds have adopted distribution plans and service plans (together, the “Distribution Plans”) pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), with respect to each of their Class A, Class B and Class C shares. Class Y shares of the Funds are not subject to the Distribution Plans.

           Pursuant to the Target Fund’s Distribution Plans, the Target Fund is authorized to make payments to Invesco Distributors, Inc. (“IDI”), the Funds’ principal underwriter, in connection with the distribution of Target Fund shares and providing shareholder services at the annual rate of up to 0.25% of the Target Fund’s average daily net assets attributable to Class A shares, and at the annual rate of up to 1.00% of the Target Fund’s average daily net assets attributable to Class B and Class C shares.  Notwithstanding the foregoing expense limits, however, IDI may be reimbursed from the Target Fund only up to the amount it has spent on activities or expenses primarily intended to result in the sale of shares or the servicing of shareholders.  This type of Distribution Plan is sometimes referred to as a “reimbursement-type” plan because the underwriter is only entitled to be reimbursed for its plan-related expenses.

           The Distribution Plans for the Acquiring Fund and the Target Fund are similar except that IDI is entitled to be paid by the Acquiring Fund the maximum amounts described above (i.e., 0.25% for Class A shares and 1.00% for Class B and Class C shares) regardless of the amount IDI has spent on activities or expenses intended to result in the sale of shares or the servicing of shareholders. This type of Distribution Plan is sometimes referred to as a “compensation-type” plan because the underwriter is compensated at a fixed rate, regardless of its actual distribution and service-related expenditures.  Thus it is possible that under the Acquiring Fund’s Distribution Plan the

I # 1046427 v.~~14~~19

underwriter could, in practice, receive payments in excess of the amounts actually paid under the Target Fund’s “reimbursement” type Distribution Plan.

           The fee table under the “SUMMARY OF KEY INFORMATION – How do the Funds’ expenses compare” section of this Proxy Statement/Prospectus describes the fees paid under each Fund’s Distribution Plan for a recent period as well as an estimate of the fees to be paid under the Acquiring Fund’s Distribution ~~Plan~~Plans following the Reorganization.

 Comparison of Purchase and Redemption Procedures

           The purchase procedures employed by the Target Fund and the Acquiring Fund are substantially the same.  Each Fund offers shares through its distributor on a continuous basis. Shares of the Funds may be purchased directly through the transfer agent and through other authorized financial intermediaries. Investors may purchase both initial and additional shares by mail, wire, telephone or the internet. The Acquiring Fund prospectus enclosed with this Proxy Statement/Prospectus describes in detail how shareholders can purchase Acquiring Fund shares. Class A, Class B (closed to new investments, except dividend reinvestments), Class C and Class Y shares of the Funds require a minimum investment of $1,000 ($250 for IRA, Roth IRA, and Coverdell Education Savings Accounts). For accounts participating in a systematic investment program, the minimum investment is $50 ($25 for IRA, Roth IRA, and Coverdell Education Savings Accounts). Certain exemptions apply as set forth in the Funds’ prospectuses.  The foregoing investment minimums will not apply to shares received in connection with the Reorganization.  However, investors may be charged a small-account fee if account balances remain below the required investment minimum for certain periods.  See the Funds’ prospectuses for details.

           Redemption Fees. The Acquiring Fund charges a 2% redemption fee on shares that are redeemed within 31 days of purchase. The redemption fee is intended to compensate the Acquiring Fund for the increased expenses to longer-term shareholders and the disruptive effect on the Acquiring Fund’s portfolio caused by short-term investments in the Acquiring Fund. This redemption fee is retained by the Acquiring Fund.  The Target Fund does not charge a redemption fee.

           The exchange of Target Fund shares for Acquiring Fund shares at the consummation of the Reorganization will not result in the imposition of any redemption fee that applies to Target Fund shares.  New shares of the Acquiring Fund purchased after the Reorganization will be subject to the Acquiring Fund’s redemption fee.  The redemption fee will be waived on sales or exchanges of Acquiring Fund shares under certain circumstances, which are described in the Acquiring Fund’s prospectus.  Additional information relating to redemption fees is available in the Acquiring Fund’s prospectus.

 Comparison of Distribution Policies

           The Funds declare and pay dividends of net investment income, if any, annually, and capital gains distributions, if any, at least annually.  Each Fund may also declare and pay capital gains distributions more than once per year as permitted by law. Each Fund automatically reinvests any dividends from net investment income or capital gains distributions, unless otherwise instructed by a shareholder to pay dividends and distributions in cash.

 Forms of Organization and Securities to be Issued

           The Target Fund and the Acquiring Fund are series of the Trust, which is a Delaware statutory trust, with the same governing instruments, including the declaration of trust and bylaws.  As a result, there are no material differences between the rights of shareholders under the governing state laws of the Target Fund and the Acquiring Fund.  Each share of the Acquiring Fund represents an equal proportionate interest with each other share of the Fund, and each such share is entitled to equal dividend, liquidation, redemption and voting rights, except where class voting is required by the Trust’s governing instruments, the Board or applicable law, in which case shareholders of a class will have exclusive voting rights on matters affecting only that class.  The assets and liabilities of each Fund are legally separate from the assets and liabilities of any other fund that is a series of the Trust.  More information about the voting, dividend and other rights associated with shares of the Funds can be found in each Fund’s SAI.

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Pending Litigation
Civil lawsuits, including a regulatory proceeding and purported class action and shareholder derivative suits, have been filed against certain Invesco Funds, INVESCO Funds Group, Inc. (“IFG”) (the former investment adviser to certain funds), a predecessor to Invesco Advisers, IDI and/or related entities and individuals, depending on the lawsuit, alleging among other things:  (i) that the defendants permitted improper market timing and related activity in the funds; and (ii) that certain funds inadequately employed fair value pricing.  You can find more detailed information concerning all of the above matters, including the parties to the civil lawsuits and summaries of the various allegations and remedies sought in such lawsuits, in the Acquiring Fund’s SAI.

 Where to Find More Information

For more information with respect to each Fund concerning the following topics, please refer to the following sections of the Funds’ prospectuses:  (i) see “Fund Management” for more information about the management of a Fund; (ii) see “Other Information” for more information about a Fund’s policy with respect to dividends and distributions; and (iii) see “Shareholder Account Information” for more information about the pricing, purchase, redemption and repurchase of shares of a Fund, tax consequences to shareholders of various transactions in shares of a Fund, and distribution arrangements of a Fund.

THE PROPOSED REORGANIZATION

 Summary of Agreement and Plan of Reorganization

The terms and conditions under which the Reorganization may be consummated are set forth in the Agreement.  Significant provisions of the Agreement are summarized below; however, this summary is qualified in its entirety by reference to the form of Agreement, a copy of which is attached as Exhibit D to this Proxy Statement/Prospectus.

With respect to the Reorganization, if shareholders of the Target Fund approve the Agreement and other closing conditions are satisfied, the assets of the Target Fund will be delivered to the Acquiring Fund’s custodian for the account of the Acquiring Fund in exchange for the assumption by the Acquiring Fund of the liabilities of the Target Fund and delivery by the Acquiring Fund to the Target Fund for further delivery to the holders of record as of the Effective Time (as defined below) of the issued and outstanding shares of the Target Fund of a number of shares of the Acquiring Fund (including, if applicable, fractional shares rounded to the nearest thousandth), having an aggregate net asset value equal to the value of the net assets of the Target Fund so transferred, all determined and adjusted as provided in the Agreement.  The value of your account with the Acquiring Fund immediately after the Reorganization will be the same as the value of your account with the Target  Fund immediately prior to the Reorganization.

The class or classes of Acquiring Fund shares that Target Fund shareholders will receive in connection with the Reorganization will be the corresponding class or classes of Target Fund shares that Target Fund shareholders hold, as described above under “Comparison of Share Classes and Distribution Arrangements.”

The Target Fund and the Acquiring Fund ~~have made~~will be required to make representations and warranties in the form of Agreement that are customary in matters such as the Reorganization.

If shareholders approve the Reorganization and if all of the closing conditions set forth in the Agreement are satisfied or waived, consummation of the Reorganization (the “Closing”) is expected to occur ~~on or about May 2,~~in the second quarter of 2011, (the “Closing Date”) immediately prior to the opening of regular trading on the New York Stock Exchange on the Closing Date (the “Effective Time”).  Following receipt of the requisite shareholder vote in favor of the Reorganization and as soon as reasonably practicable after the Closing, the outstanding shares of the Target Fund will be terminated in accordance with its governing documents and applicable law.

If shareholders of the Target Fund do not approve the Agreement or if the Reorganization does not otherwise close, the Board will consider what additional action to take.  The Agreement may be terminated and the Reorganization may be abandoned at any time by mutual agreement of the parties.  The Agreement may be amended or modified in a writing signed by the parties to the Agreement.

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Board Considerations in Approving the Reorganization

As discussed above, on June 1, 2010, Invesco acquired the retail mutual fund business of Morgan Stanley, which included 92 Morgan Stanley and Van Kampen branded funds.  This transaction filled gaps in Invesco’s product line-up and has enabled Invesco to expand its investment offerings to retail customers.  The transaction also resulted in significant product overlap.  The Reorganization proposed in this Proxy Statement/Prospectus is part of a larger group of reorganizations across Invesco’s mutual fund platform.  The reorganizations are designed to put forth Invesco’s most compelling investment processes and strategies, reduce product overlap and create scale in the resulting funds.

           Because of the large number of proposed reorganizations, each Board of the Invesco Funds created an ad hoc committee comprised of both Invesco fund trustees and Van Kampen legacy trustees (the “Ad Hoc Merger ~~Committees~~Committee”).  The Ad Hoc Merger Committee of the Board met separately three times, from September 2, 2010 through October 13, 2010 to discuss the proposed Reorganization.  Two separate meetings of the full Board were also held to review and consider the Reorganization, including presentations by the Ad Hoc Merger Committee.  The Trustees who are not “interested persons,” as that term is defined in the 1940 Act, of the Trust (the “Independent Trustees”) held a separate meeting prior to the meeting of the full Board to consider these matters.  The Independent Trustees have been advised on this matter by independent counsel to the Independent Trustees and by the independent Senior Officer, an officer of the Trust who reports directly to the Independent Trustees.  The Board requested and received from Invesco Advisers and IDI written materials containing relevant information about the Funds and the proposed Reorganization, including fee and expense information on an actual and pro forma estimated basis, and comparative portfolio composition and performance data.

           The Board considered the potential benefits and costs of the Reorganization to the Target Fund, the Acquiring Fund and their respective shareholders.  The Board reviewed detailed information comparing the following information for the Target Fund and the Acquiring Fund: (1) investment objectives, policies and restrictions; (2) portfolio management; (3) portfolio composition; (4) the comparative short-term and long-term investment performance; (5) the current expense ratios and expense structures, including contractual investment advisory fees; (6) the expected federal income tax consequences to the Funds, including any impact on capital loss carry forwards; and (7) relative asset size and net purchase (redemption) trends.  The Board also considered the benefits to the Target Fund of (i) combining with ~~the Acquiring Fund~~a similar fund to create a larger fund with a more diversified shareholder base ~~that may also achieve certain economies of scale as certain fixed expenses are allocated over a larger asset base~~, (ii) Invesco Advisers’ paying ~~a portion of~~ the expenses related to the ~~reorganizations for those funds that are currently subject to expense caps~~Reorganization for the Target Fund, (iii) Invesco Advisers’ agreement to cap expenses of the Acquiring Fund for one year after the Closing, and (iv) the expected tax free nature of the Reorganization for the Target Fund and its shareholders for federal income tax purposes.  The Board also considered the overall goal of the reorganizations to rationalize the Invesco Funds to enable IDI to better focus on the combined funds to promote additional asset growth.

           With respect to the proposed Reorganization, the Board further considered that (i) Target Fund shareholders would become shareholders of a Fund with a lower effective management fee and an estimated lower overall total expense ratio on a pro forma basis; (ii) the investment objective, strategies and related risks of the Funds are similar; (iii) the Funds have the same portfolio management team; and (iv) Invesco Advisers’ agreement to cap the Acquiring Fund’s total expenses, as disclosed above, on a pro forma basis through June 30, 2012.

           Based upon the information and considerations described above, the Board, on behalf of the Target Fund and the Acquiring Fund, approved the Reorganization in order to combine the Target Fund with a similar Fund in terms of investment objectives, strategies and risks, portfolio management and portfolio composition to create a larger fund with a relatively more diversified shareholder base.  The Board also determined that shareholders of the Funds could potentially benefit from the growth in assets realized by the Reorganization~~, with the potential to achieve certain economies of scale~~.  The Board concluded that the Reorganization is in the best interests of the Target Fund and the Acquiring Fund and that no dilution of value would result to the shareholders of the Target Fund or the Acquiring Fund from the Reorganization.  Consequently, the Board approved the Agreement and the Reorganization on October 27, 2010.

 Federal Income Tax Considerations

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 The following is a general summary of the material U.S. federal income tax considerations of the Reorganization and is based upon the current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the existing U.S. Treasury Regulations thereunder, current administrative rulings of the IRS and published judicial decisions, all of which are subject to change.  These considerations are general in nature and individual shareholders should consult their own tax advisors as to the federal, state, local, and foreign tax considerations applicable to them and their individual circumstances.  These same considerations generally do not apply to shareholders who hold their shares in a tax-deferred account.

The Reorganization is intended to be a tax-free reorganization pursuant to Section 368(a) of the Code.  The principal federal income tax considerations that are expected to result from the Reorganization of the Target Fund into the Acquiring Fund are as follows:

•	no gain or loss will be recognized by the Target Fund or the shareholders of the Target Fund as a result of the Reorganization;

•	no gain or loss will be recognized by the Acquiring Fund as a result of the Reorganization;

•
the aggregate tax basis of the shares of the Acquiring Fund to be received by a shareholder of the Target Fund will be the same as the shareholder’s aggregate tax basis of the shares of the Target Fund; and

•
the holding period of the shares of the Acquiring Fund  received by a shareholder of the Target Fund will include the period that a shareholder held the shares of the Target Fund  (provided that such shares of the Target Fund are capital assets in the hands of such shareholder as of the Closing).

Neither the Target Fund nor the Acquiring Fund have requested or will request an advance ruling from the IRS as to the federal tax consequences of the Reorganization. As a condition to Closing, Stradley Ronon Stevens & Young, LLP will render a favorable opinion to the Target Fund and the Acquiring Fund as to the foregoing federal income tax consequences of the Reorganization, which opinion will be conditioned upon, among other things, the accuracy, as of the Effective Time, of certain representations of the Target Fund and the Acquiring Fund upon which Stradley Ronon Stevens & Young, LLP will rely in rendering its opinion.  A copy of the opinion will be filed with the ~~Securities and Exchange Commission~~SEC and will be available for public inspection.  See “Where to Find Additional Information.”

Opinions of counsel are not binding upon the IRS or the courts.  If the Reorganization is consummated but the IRS or the courts determine that the Reorganization does not qualify as a tax-free reorganization under the Code, and thus is taxable, the Target Fund would recognize gain or loss on the transfer of its assets to the Acquiring Fund and each shareholder of the Target Fund would recognize a taxable gain or loss equal to the difference between its tax basis in its Target Fund shares and the fair market value of the shares of the Acquiring Fund it receives.

Prior to the Closing of the Reorganization, the Target Fund will distribute, and the Acquiring Fund may distribute, to their respective shareholders any undistributed income and gains (net of available capital loss carryovers) to the extent required to avoid entity level tax or as otherwise deemed desirable.  Such distributions, if made, are anticipated to be made in the 2011 calendar year and would be taxable to shareholders in such year.

The tax attributes, including capital loss carryovers, of the Target Fund move to the Acquiring Fund in the Reorganization.  The capital loss carryovers of the Target Fund and the Acquiring Fund are available to offset future gains recognized by the combined Fund, subject to limitations under the Code.  Where these limitations apply, all or a portion of a Fund’s capital loss carryovers may become unavailable the effect of which may be to accelerate the recognition of taxable gain to the combined Fund and its shareholders post-Closing.  However, it is not anticipated that these limitations on use of a Fund’s capital loss carryovers, if any, would be material, although that depends on the facts at time of Closing of the Reorganization. For more information with respect to each Fund’s capital loss carryovers, please refer to the Fund’s shareholder report.

In addition, if the Acquiring Fund following the Reorganization has proportionately greater unrealized appreciation in its portfolio investments as a percentage of its net asset value than the Target Fund, shareholders of the Target Fund, post-Closing, may receive greater amounts of taxable gain as such portfolio investments are sold

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than they otherwise might have if the Reorganization had not occurred. The Target Fund’s unrealized appreciation (depreciation) in value of investments on a tax basis as a percentage of its net asset value at July 31, 2010 is (2%) compared to the Acquiring Fund at April 30, 2010 of 16%, and on a combined basis of 14%.

           After the Reorganization, shareholders will continue to be responsible for tracking the adjusted tax basis and holding period of their shares for federal income tax purposes.

 Costs of the Reorganization

           The total cost of the Reorganization to be paid by the Acquiring Fund is estimated to be $30,000. The estimated total costs of the Reorganization for the Target Fund, as well as the estimated proxy solicitation costs for the Target Fund, which are part of the total Reorganization costs, are set forth in the table below.

	Estimated Proxy Solicitation Costs	Estimated Total Reorganization Costs	Estimated Portion of Total Reorganization Costs to be Paid by the Fund
Invesco Health Sciences Fund	$123,000	$170,000	$0

           ~~Where the Target Fund is not paying Reorganization costs,~~ Invesco Advisers will bear ~~these~~the Reorganization costs of the Target Fund.  The costs of the Reorganization include legal counsel fees, independent accountant fees, expenses related to the printing and mailing of this Proxy Statement/Prospectus and fees associated with the proxy solicitation but do not include any portfolio transaction costs arising from the Reorganization.

VOTING INFORMATION

 Proxy Statement/Prospectus

We are sending you this Proxy Statement/Prospectus and the enclosed proxy card because the Board is soliciting your proxy to vote at the Meeting and at any adjournments of the Meeting.  This Proxy Statement/Prospectus gives you information about the business to be conducted at the Meeting.  Target Fund shareholders may vote by appearing in person at the Meeting and following the instructions below.  You do not need to attend the Meeting to vote, however.  Instead, you may simply complete, sign and return the enclosed proxy card or vote by telephone or through a website established for that purpose.

This Proxy Statement/Prospectus, the enclosed Notice of Special Meeting of Shareholders and the enclosed proxy card are expected to be mailed on or about ~~[~~January ~~___],~~19, 2011 to all shareholders entitled to vote.  Shareholders of record of  the Target Fund as of the close of business on January 14, 2011 (the “Record Date”) are entitled to vote at the Meeting.  The number of outstanding shares of each class of the Target Fund on December 15, 2010 can be found in Exhibit A.  Each share is entitled to one vote for each full share held, and a proportionate fractional vote for each fractional share held.

Proxies will have the authority to vote and act on behalf of shareholders at any adjournment of the Meeting.  If a proxy is authorized to vote for a shareholder, the shareholder may revoke the authorization at any time before it is exercised by sending in another proxy card with a later date or by notifying the Secretary of the Trust in writing at the address of the Trust set forth on the cover page of the Proxy Statement/Prospectus before the Meeting that the shareholder has revoked its proxy.  In addition, although merely attending the Meeting will not revoke your proxy, if a shareholder is present at the Meeting, the shareholder may withdraw the proxy and vote in person.  However, if your shares are held through a broker-dealer or other financial intermediary, you will need to obtain a “legal proxy” from them in order to vote your shares at the Meeting.

 Quorum Requirement and Adjournment

A quorum of shareholders is necessary to hold a valid shareholders meeting of the Target Fund.  For the Target Fund, a quorum will exist if shareholders representing one-third of the outstanding shares of the Target Fund entitled to vote are present at the Meeting in person or by proxy.

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OTHER MATTERS
 Capitalization

           The following table sets forth as of September 30, 2010, for the Reorganization, the total net assets, number of shares outstanding and net asset value per share of each class of each Fund.  This information is generally referred to as the “capitalization” of a Fund.  The term “pro forma capitalization” means the expected capitalization of the Acquiring Fund after it has combined with the Target Fund.  The pro forma capitalization column in the table assumes that the Reorganization has taken place.  The capitalizations of the Target Fund, the Acquiring Fund and their classes are likely to be different on the Closing Date as a result of daily share purchase, redemption, and market activity.

	Invesco Health Sciences Fund (Target Fund)	Invesco Global Health Care Fund (Acquiring Fund)	Pro Forma Adjustments	Acquiring Fund (pro forma)
Net assets (all classes) 1	$ 143,422,050	$ 956,849,193	$ --	$ 1,100,271,243
Class A net assets	$ 117,031,462	$ 435,142,989	$ -- 2	$ 552,174,451
Class A shares outstanding	9,157,811	17,033,514	(4,577,113) 3	21,614,212
Class A net asset value per share	$ 12.78	$ 25.55		$ 25.55
Class B net assets	$ 18,625,774	$ 31,360,361	$ -- 2	$ 49,986,135
Class B shares outstanding	1,753,021	1,453,811	(889,920) 3	2,316,912
Class B net asset value per share	$ 10.62	$ 21.57		$ 21.57
Class C net assets	$ 7,454,985	$ 24,295,873	$ -- 2	$ 31,750,858
Class C shares outstanding	699,374	1,125,358	(354,060) 3	1,470,672
Class C net asset value per share	$ 10.66	$ 21.59		$ 21.59
Class Y net assets	$ 309,829	$ 4,572,114	$ -- 2	$ 4,881,943
Class Y shares outstanding	23,008	178,103	(10,935) 3	190,176
Class Y net asset value per share	$ 13.47	$ 25.67		$ 25.67

1.	The Target Fund and the Acquiring Fund currently have Class A, Class B, Class C and Class Y shares outstanding. The Acquiring Fund also currently offers Investor Class shares.
2.	The Adviser will bear 100% of the Reorganization expenses of the Target Fund. As a result, there are no pro forma adjustments to net assets.
3.
Pro forma shares outstanding have been adjusted for the accumulated change in the number of shares of the Target Fund’s shareholder accounts based on the relative value of the Target Fund’s and the Acquiring Fund’s net asset value per share.

7.
 Dissenters’ Rights

If the Reorganization is approved at the Meeting, Target Fund shareholders will not have the right to dissent and obtain payment of the fair value of their shares because the exercise of dissenters’ rights is subject to the forward pricing requirements of Rule 22c-1 under the 1940 Act, which supersedes state law.  Shareholders of the Target Fund, however, have the right to redeem their shares at net asset value subject to applicable deferred sales charges and/or redemption fees (if any) until the ~~closing date~~Closing Date of the Reorganization. After the Reorganization, Target Fund shareholders will hold shares of the Acquiring Fund, which may also be redeemed at net asset value subject to applicable deferred sales charges and/or redemption fees (if any).

 Shareholder Proposals

The Funds do not generally hold annual meetings of shareholders.  A shareholder desiring to submit a proposal intended to be presented at any meeting of shareholders of the Target Fund hereafter called should send the proposal to the Target Fund at the Target Fund’s principal offices so that it is received within a reasonable time before the proxy materials are printed and mailed.  If the proposed Reorganization is approved and completed, shareholders of the Target Fund will become shareholders of the Acquiring Fund and, thereafter, will be subject to the notice requirements of the Acquiring Fund.  The mere submission of a proposal by a shareholder does not guarantee that such proposal will be included in a proxy statement because compliance with certain rules under the federal securities laws is required before inclusion of the proposal is required. Also, the submission does not mean that the proposal will be presented at a future meeting.  For a shareholder proposal to be considered at a future shareholder meeting, it must be a proper matter for consideration under applicable law.

AIM INVESTMENT FUNDS (Invesco Investment Funds)
11 Greenway Plaza, Suite 2500
Houston, Texas 77046
(800) 959-4246

 PROXY STATEMENT/PROSPECTUS

~~January__, 2011~~[December 30, 2010]

Introduction

This Proxy Statement/Prospectus contains information that shareholders of the Invesco Van Kampen Emerging Markets Fund (the “Target Fund”), a series of AIM Investment Funds (Invesco Investment Funds) (the “Trust”) should know before voting on the proposed reorganization that is described herein, and should be retained for future reference.  This document is both the proxy statement of the Target Fund and also a prospectus for Invesco Developing Markets Fund (the “Acquiring Fund”), which is also a series of the Trust.  The Target Fund and the Acquiring Fund are series of a registered open-end management investment company.  The Target Fund and the Acquiring Fund collectively are referred to as the “Funds” and ~~to each fund~~ individually as a “Fund.”

A special meeting of the shareholders of the Target Fund (the “Meeting”) will be held at 11 Greenway Plaza, Suite 2500, Houston, Texas 77046 on April 14, 2011 at 3:00 p.m., Central time.  At the Meeting, shareholders of the Target Fund ~~are being~~[will be] asked to consider the following proposal:

To approve an Agreement and Plan of Reorganization between the Target Fund and the Acquiring Fund, providing for: (a) the acquisition of all of the assets and assumption of all of the liabilities of the Target Fund by the Acquiring Fund in exchange for shares of a corresponding class of the Acquiring Fund; (b) the distribution of such shares of the corresponding class to the shareholders of the Target Fund; and (c) the liquidation and termination of the Target Fund (the “Reorganization”).

The total value of the Acquiring Fund shares of each class that shareholders will receive in the Reorganization will be the same as the total value of the shares of each class of the Target Fund that shareholders held immediately prior to the Reorganization. The Reorganization is anticipated to be a tax-free transaction, meaning that shareholders should not be required to pay any federal income tax in connection with the Reorganization.  No sales charges or redemption fees will be imposed in connection with the Reorganization.

The Board of Trustees of the Trust (the “Board”) has fixed the close of business on January 14, 2011 as the record date (“Record Date”) for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof.  Shareholders of the Target Fund on the Record Date will be entitled to one vote for each share of the Target Fund held (and a proportionate fractional vote for each fractional share).  This Proxy Statement/Prospectus, the enclosed Notice of  Special Meeting of Shareholders and the enclosed proxy card will be mailed on or about January ~~___,~~[19,] 2011 to all shareholders eligible to vote on the Reorganization.

The Board has approved the Agreement and Plan of Reorganization and has determined that the Reorganization is in the best interest of the Target Fund and the Acquiring Fund and will not dilute the interests of the existing shareholders of the Target Fund or the Acquiring Fund.  If shareholders of the Target Fund do not approve the Reorganization, the Board will consider what further action is appropriate for the Fund.

Additional information about the Funds is available in the:

•	Prospectuses for the Target Fund and the Acquiring Fund;

•	Annual and semi-annual reports to shareholders of the Target Fund and the Acquiring Fund; and

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•	Statements of Additional Information (“SAIs”) for the Target Fund and the Acquiring Fund.

These documents are on file with the Securities and Exchange Commission (the “SEC”).  The [current ]prospectus of the Target Fund is incorporated herein by reference and is legally deemed to be part of this Proxy Statement/Prospectus. A copy of the[ current] prospectus of the Acquiring Fund accompanies this Proxy Statement/Prospectus and is incorporated herein by reference and deemed to be part of this Proxy Statement/Prospectus. The SAI to this Proxy Statement/Prospectus, dated the same date as this Proxy Statement/Prospectus, also is incorporated herein by reference and is deemed to be part of this Proxy Statement/Prospectus.  The Target Fund prospectus, the most recent annual report to shareholders, containing audited financial statements for the most recent fiscal year, and the most recent semi-annual report to shareholders of the Target Fund have been previously mailed to shareholders and are available on the Trust’s website at www.invesco.com.

Copies of all of these documents are available upon request without charge by visiting or writing to the Target Fund, at 11 Greenway Plaza, Suite 2500, Houston, Texas 77046, or calling (800) 959-4246.

           You also may view or obtain these documents from the SEC’s Public Reference Room, which is located at 100 F Street, N.E., Washington, D.C. 20549-1520, or from the SEC’s website at www.sec.gov. Information on the operation of the SEC’s Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. You can also request copies of these materials, upon payment at the prescribed rates of the duplicating fee, by electronic request to the SEC’s e-mail address (publicinfo@sec.gov) or by writing the Public Reference Branch, Office of Consumer Affairs and Information Services, SEC, Washington, D.C. 20549-1520.

These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission passed upon the accuracy or adequacy of this Proxy Statement/Prospectus.  Any representation to the contrary is a criminal offense.  An investment in the Funds is not a deposit with a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) or any other government agency.  You may lose money by investing in the Funds.

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Page

PROPOSAL: TO APPROVE AN AGREEMENT AND PLAN OF REORGANIZATION 1

SUMMARY OF KEY INFORMATION 1

On what am I being asked to vote?1
Has my Fund’s Board of Trustees approved the Reorganization?1
What are the reasons for the proposed Reorganization?1
What effect will the Reorganization have on me as a shareholder?1
How do the Funds’ investment objectives, principal investment strategies and risks compare?2
How do the Funds’ expenses compare?2
How do the performance records of the Funds compare?~~8~~[9]
How do the management, investment ~~manager~~[adviser] and other service providers of the Funds compare?9
How do the Funds’ purchase and redemption procedures~~, distribution policies~~ and exchange policies compare?10
[How do the Funds’ sales charges and distribution arrangements compare?10]
Will the Acquiring Fund have different portfolio managers than the Target Fund?10
Will there be any tax consequences resulting from the proposal?10
When is the Reorganization expected to occur?10
How do I vote on the Reorganization?10
What will happen if shareholders of the Target Fund do not approve the Reorganization?~~10~~[11]
What if I do not wish to participate in the Reorganization?~~10~~[11]
Why are you sending me the Proxy Statement/Prospectus?11
Where can I find more information about the Funds and the Reorganization?11

ADDITIONAL INFORMATION ABOUT THE FUNDS 11

Comparison of Principal Investment Strategies11
Comparison of Principal Risks of Investing in the Funds12
Comparison of Fundamental and Non-Fundamental Investment Restrictions~~13~~[14]
Comparison of Share Classes and Distribution Arrangements~~13~~[14]
Comparison of Purchase and Redemption Procedures15
Comparison of Distribution Policies~~15~~[16]
Forms of Organization and Securities to be Issued16
Pending Litigation16
Where to Find More Information16

THE PROPOSED REORGANIZATION ~~16~~[17]

Summary of Agreement and Plan of Reorganization~~16~~[17]
Board Considerations in Approving the Reorganization17
Federal Income Tax Considerations18
Costs of the Reorganization20

VOTING INFORMATION 20

Proxy Statement/Prospectus20
Quorum Requirement and Adjournment~~20~~[21]
Vote Necessary to Approve the Agreement21
Proxy Solicitation21
Other Meeting Matters~~21~~[22]
Share Ownership by Large Shareholders, Management and Trustees~~21~~[22]

OTHER MATTERS ~~21~~[22]

Capitalization~~21~~[22]
Dissenters’ Rights~~22~~[23]
Shareholder Proposals~~22~~[23]

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WHERE TO FIND ADDITIONAL INFORMATION23

Exhibits

EXHIBIT A Outstanding Shares of the Target Fund A-1
EXHIBIT B Ownership of the Target Fund B-1
EXHIBIT C Ownership of the Acquiring Fund C-1
EXHIBIT D Form of Agreement and Plan of Reorganization D-1
EXHIBIT E Financial Highlights E-1

No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Proxy Statement/Prospectus or related solicitation materials on file with the Securities and Exchange Commission, and you should not rely on such other information or representations.

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PROPOSAL: TO APPROVE AN AGREEMENT AND PLAN OF REORGANIZATION

           Shareholders of the Target Fund are being asked to consider and approve an Agreement and Plan of Reorganization (the “Agreement”) that will have the effect of reorganizing the Target Fund with and into the Acquiring Fund, as summarized below.  The Agreement provides for (a) the acquisition of all of the assets and assumption of all of the liabilities of the Target Fund by the Acquiring Fund in exchange for shares of a corresponding class of the Acquiring Fund; (b) the distribution of such shares of the corresponding class to the shareholders of the Target Fund; and (c) the liquidation and termination of the Target Fund.

SUMMARY OF KEY INFORMATION

The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus, in the Agreement, and/or in the prospectuses and SAIs of the Funds. Shareholders should read the entire Proxy Statement/Prospectus and the prospectus of the Acquiring Fund carefully for more complete information.

 On what am I being asked to vote?

           As a shareholder of the Target Fund, you are being asked to consider and vote to approve the Agreement under which the assets and liabilities of the Target Fund will be transferred to the Acquiring Fund.

           If shareholders of the Target Fund approve the Agreement, shares of each class of the Target Fund will be exchanged for Acquiring Fund shares of the corresponding class of equal value, which will result in your holding shares of the Acquiring Fund equal to the value of your shares of the corresponding class of the Target Fund, and the Target Fund will be liquidated and terminated.

 Has my Fund’s Board of Trustees approved the Reorganization?

           Yes.  The Board has carefully reviewed the proposal and unanimously approved the Agreement and the Reorganization.  The Board recommends that shareholders of the Target Fund vote in favor of the Agreement.

 What are the reasons for the proposed Reorganization?

           On June 1, 2010, Invesco Ltd. (“Invesco”), the indirect parent company of Invesco Advisers, Inc., the Funds’ investment adviser (“Invesco Advisers” or “Adviser”), acquired the retail mutual fund business of Morgan Stanley, which included 92 Morgan Stanley and Van Kampen branded funds.  This transaction filled gaps in Invesco’s product line-up and has enabled the company to expand its investment offerings to retail customers.  The transaction also resulted in significant product overlap.  The Reorganization proposed in this Proxy Statement/Prospectus is part of a larger group of reorganizations across Invesco’s mutual fund platform.  The reorganizations are designed to put forth Invesco’s most compelling investment processes and strategies, reduce product overlap and create scale in the resulting funds ~~to help reduce the shareholders’ cost of ownership~~.

           In considering the Reorganization and[ the] Agreement, the Board considered these and other factors in concluding that the Reorganization would be in the best interest of the Funds.  The Board’s considerations are described in more detail in the “THE PROPOSED REORGANIZATION - Board Considerations in Approving the Reorganization” section below.

 What effect will the Reorganization have on me as a shareholder?

           Immediately after the Reorganization, you will hold shares of a class of the Acquiring Fund that are equal in value to the shares of the corresponding class of the Target Fund that you held immediately prior to the closing of the Reorganization.  The principal differences between the Target Fund and the Acquiring Fund are described in this Proxy Statement/Prospectus. The prospectus of the Acquiring Fund that accompanies this Proxy Statement/Prospectus contains additional information about the Acquiring Fund that you will hold shares of following the Reorganization, if approved.

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Expense Tables and Expense Examples *

	Current		Pro Forma
	[Invesco Van Kampen Emerging Markets Fund (]Target Fund[)]	[Invesco Developing Markets Fund (]Acquiring Fund[)]	Target Fund + Acquiring Fund (assumes Reorganization is completed)
	Class A	Class A	Class A
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%	5.50%	5.50%
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	None	None	None
Redemption/Exchange Fee (as a percentage of amount redeemed/exchanged) 1	2.00%	2.00%	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.25%	0.91%	0.90%
Distribution and Service (12b-1) Fees	0.25%	0.25%	0.25%
Other Expenses	0.50%2	0.55%	0.57%
Acquired Fund Fees and Expenses	0.00%3	0.02%	0.02%
Total Annual Fund Operating Expenses	2.00%2	1.73%	1.74%4

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	Current		Pro Forma
	[Invesco Van Kampen Emerging Markets Fund (]Target Fund[)]	[Invesco Developing Markets Fund (]Acquiring Fund[)]	Target Fund + Acquiring Fund (assumes Reorganization is completed)
	Class B	Class B	Class B
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	5.00%	5.00%	5.00%
Redemption/Exchange Fee (as a percentage of amount redeemed/exchanged) 1	2.00%	2.00%	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.25%	0.91%	0.90%
Distribution and Service (12b-1) Fees	1.00%	1.00%	1.00%
Other Expenses	0.50%2	0.55%	0.57%
Acquired Fund Fees and Expenses	0.00%3	0.02%	0.02%
Total Annual Fund Operating Expenses	2.75%2	2.48%	2.49%4

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	Current		Pro Forma
	[Invesco Van Kampen Emerging Markets Fund (]Target Fund[)]	[Invesco Developing Markets Fund (]Acquiring Fund[)]	Target Fund + Acquiring Fund (assumes Reorganization is completed)
	Class C	Class C	Class C
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	1.00%	1.00%	1.00%
Redemption/Exchange Fee (as a percentage of amount redeemed/exchanged) 1	2.00%	2.00%	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.25%	0.91%	0.90%
Distribution and Service (12b-1) Fees	1.00%	1.00%	1.00%
Other Expenses	0.50%2	0.55%	0.57%
Acquired Fund Fees and Expenses	0.00%3	0.02%	0.02%
Total Annual Fund Operating Expenses	2.75%2	2.48%	2.49%4

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	Current		Pro Forma
	[Invesco Van Kampen Emerging Markets Fund (]Target Fund[)]	[Invesco Developing Markets Fund (]Acquiring Fund[)]	Target Fund + Acquiring Fund (assumes Reorganization is completed)
	Class Y	Class Y	Class Y
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	None	None	None
Redemption/Exchange Fee (as a percentage of amount redeemed/exchanged) 1	2.00%	2.00%	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.25%	0.91%	0.90%
Distribution and Service (12b-1) Fees	None	None	None
Other Expenses	0.50%2	0.55%	0.57%
Acquired Fund Fees and Expenses	0.00%3	0.02%	0.02%
Total Annual Fund Operating Expenses	1.75%2	1.48%	1.49%4

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	Current		Pro Forma
	[Invesco Van Kampen Emerging Markets Fund (]Target Fund[)]	[Invesco Developing Markets Fund (]Acquiring Fund[)]	Target Fund + Acquiring Fund (assumes Reorganization is completed)
	Institutional Class	Institutional Class	Institutional Class
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	None	None	None
Redemption/Exchange Fee (as a percentage of amount redeemed/exchanged) 1	2.00%	2.00%	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.25%	0.91%	0.90%
Distribution and Service (12b-1) Fees	None	None	None
Other Expenses	0.29%2	0.28%	0.30%
Acquired Fund Fees and Expenses	0.00%3	0.02%	0.02%
Total Annual Fund Operating Expenses	1.54%2	1.21%	1.22%4

*
Expense ratios reflect annual fund operating expenses for the most recent fiscal year (as disclosed in the Funds’ current prospectuses) of the Target Fund (June 30, 2010) and the Acquiring Fund (October 31, 2009). Pro forma numbers are estimated as if the Reorganization had been completed as of November 1, 2008 and do not include the estimated costs of the Reorganization.  The estimated Reorganization costs that the Target Fund will bear are $450,000.  Invesco Advisers estimates that shareholders will recoup these costs through reduced expenses in approximately 3 months or less. For more information on the costs of the Reorganization to be borne by the Funds, see “Costs of the Reorganization” below.

1.	You may be charged a 2.00% fee if you redeem or exchange shares of the Fund within 31 days of purchase.
2.	Based on estimated amounts for the current fiscal year.
3.	Unless otherwise indicated, Acquired Fund Fees and Expenses are less than 0.01%.
4.
Effective upon the closing of the Reorganization, Invesco Advisers has contractually agreed, through at least June 30, 2012, to waive advisory fees and/or reimburse expenses of all shares to the extent necessary to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding certain items discussed below) of Class A shares to 2.10%, Class B shares to 2.85%, Class C shares to 2.85% , Class Y shares to 1.85% and Institutional Class shares to 1.85% of average daily net assets. In determining the Adviser’s obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to exceed the limit reflected above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary or non-routine items; and (v) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Unless the Board and Invesco Advisers mutually agree to amend or continue the fee waiver agreement, it will terminate on June 30, 2012.

Expense Example

           This Example is intended to help you compare the costs of investing in different classes of the Target Fund and the Acquiring Fund with the cost of investing in other mutual funds.  Pro forma combined costs of investing in different classes of the Acquiring Fund after giving effect to the ~~reorganization~~[Reorganization] of the Target Fund into the Acquiring Fund are also provided.  All costs are based upon the information set forth in the Fee ~~Table~~[Tables] above.

           The Example assumes that you invest $10,000 for the time periods indicated and shows the expenses that you would pay if you redeem all of your shares at the end of those time periods.  The Example also assumes that your investment has a 5% return each year and that the operating expenses remain the same.  The Example reflects fee waivers and/or expense reimbursements that are contractual, if any, but does not reflect voluntary fee waivers and/or expense reimbursements.  To the extent fees are waived and/or expenses are reimbursed on a voluntary basis,

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your expenses will be lower.  Although your actual returns and costs may be higher or lower, based on these assumptions your costs would be:

Fund/Class	One Year	Three Years	Five Years	Ten Years
[Invesco Van Kampen Emerging Markets Fund (]Target ~~Fund~~[)] - Class A	$742	$1,143	$1,568	$2,749
[Invesco Developing Markets Fund (]Acquiring ~~Fund~~[)] - Class A	$716	$1,065	$1,437	$2,479
Combined Pro forma Target Fund + Acquiring Fund -Class A (assuming the Reorganization is completed)	$717	$1,068	$1,442	$2,489

[Invesco Van Kampen Emerging Markets Fund (]Target ~~Fund~~[)] - Class B	$778	$1,153	$1,654	$2,900
[Invesco Van Kampen Emerging Markets Fund (]Target ~~Fund~~[)] - Class B (if you did not redeem your shares)	$278	$853	$1,454	$2,900
[Invesco Developing Markets Fund (]Acquiring ~~Fund~~[)] - Class B	$751	$1,073	$1,521	$2,632
[Invesco Developing Markets Fund (]Acquiring ~~Fund~~[)] - Class B (if you did not redeem your shares)	$251	$773	$1,321	$2,632
Combined Pro forma Target Fund + Acquiring Fund -Class B (assuming the Reorganization is completed)	$752	$1,076	$1,526	$2,642
Combined Pro forma Target Fund + Acquiring Fund -Class B (assuming the Reorganization is completed) (if you did not redeem your shares)	$252	$776	$1,326	$2,642

[Invesco Van Kampen Emerging Markets Fund (]Target ~~Fund~~[)] - Class C	$378	$853	$1,454	$3,080
[Invesco Van Kampen Emerging Markets Fund (]Target ~~Fund~~[)] - Class C (if you did not redeem your shares)	$278	$853	$1,454	$3,080
[Invesco Developing Markets Fund (]Acquiring ~~Fund~~[)] - Class C	$351	$773	$1,321	$2,816
[Invesco Developing Markets Fund (]Acquiring ~~Fund~~[)] - Class C (if you did not redeem your shares)	$251	$773	$1,321	$2,816
Combined Pro forma Target Fund + Acquiring Fund -Class C (assuming the Reorganization is completed)	$352	$776	$1,326	$2,826
Combined Pro forma Target Fund + Acquiring Fund -Class C (assuming the Reorganization is completed) (if you did not redeem your shares)	$252	$776	$1,326	$2,826

[Invesco Van Kampen Emerging Markets Fund (]Target ~~Fund~~[)] - Class Y	$178	$551	$949	$2,062
[Invesco Developing Markets Fund (]Acquiring ~~Fund~~[)] - Class Y	$151	$468	$808	$1,768
Combined Pro forma Target Fund + Acquiring Fund -Class Y (assuming the Reorganization is completed)	$152	$471	$813	$1,779

~~Target~~[Invesco Van Kampen Emerging Markets] Fund ~~–~~[(Target) -] Institutional Class	$157	$486	$839	$1,834
[Invesco Developing Markets Fund (]Acquiring ~~Fund~~[)] - Institutional Class	$123	$384	$665	$1,466
Combined Pro forma Target Fund + Acquiring Fund - Institutional Class (assuming the Reorganization is completed)	$124	$387	$670	$1,477

           The Example is not a representation of past or future expenses.  Each Fund’s actual expenses, and an investor’s direct and indirect expenses, may be more or less than those shown.  The table and the assumption in the Example of a 5% annual return are required by regulations of the SEC applicable to all mutual funds.  The 5% annual return is not a prediction of and does not represent the Funds’ projected or actual performance.

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For further discussion regarding the Board’s consideration of the fees and expenses of the Funds in approving the Reorganization, see the section entitled “THE PROPOSED REORGANIZATION - Board Considerations in Approving the Reorganization” in this Proxy Statement/Prospectus.[

 How do the performance records of the Funds compare?

           The performance history of each Fund for certain periods as of September 30, 2010 is shown below.  The returns below may not be indicative of a Fund’s future performance.  The table below compares the performance history of the Acquiring Fund’s oldest share class to the performance history of the comparable class of the Target Fund as of September 30, 2010.  ~~Since inception performance is only provided for share classes with less than 10 years of performance history.~~  Other classes of shares that are not presented would have had substantially similar annual returns because the shares are invested in the same portfolio of securities and the annual returns will differ only to the extent that the classes do not have the same expenses.  The prospectuses for the Funds contain additional performance information under the headings “Performance Information” and “Financial Highlights.”  Additional performance information and a discussion of performance are also included in each Fund’s most recent annual report to shareholders.

Average Annual Total Returns*
1 Year	5 Years	10 Years ~~or Since Inception~~
[Invesco Developing Markets Fund (]Acquiring Fund[)] – Class A (inception date: 01/11/94)
Return Before Taxes
Return After Taxes on Distributions
Return After Taxes on Distributions and Sale of Fund Shares
20.17% 20.04% 13.42%	13.74% 13.50% 12.11%	13.87% 13.67% 12.51%
[Invesco Van Kampen Emerging Markets Fund (]Target Fund[)] – Class A1 (inception date: 07/06/94)
Return Before Taxes
Return After Taxes on Distributions
Return After Taxes on Distributions and Sale of Fund Shares
12.04% 12.04% 7.83%	9.29% 7.26% 7.74%	10.02% 9.01% 8.80%

*     The above total return figures reflect the maximum front-end sales charge (load) of 5.50% applicable to Class A shares.

1.
The returns shown for periods prior to June 1, 2010 are those of the Class A shares of a predecessor fund that was advised by Van Kampen Asset Management and was reorganized into the Target Fund on June 1, 2010.  The returns shown for periods after June 1, 2010 are those of the Target Funds.  The returns of the Target Fund are different from the predecessor fund as they had different expenses and sales charges.

           After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes.  Actual after-tax returns depend on an investor’s tax situation and may differ from those shown, and after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

 How do the management, investment ~~manager~~[adviser] and other service providers of the Funds compare?

Each Fund is overseen by the same Board and officers.  In addition, Invesco Advisers, a registered investment adviser, serves as primary investment adviser for each Fund pursuant to an investment advisory agreement that contains substantially identical terms (except for fees) for each Fund.  The contractual advisory fees of the Acquiring Fund are lower than the contractual advisory fees of the Target Fund.  Invesco Advisers is located at 1555 Peachtree Street, N.E., Atlanta, Georgia 30309.  Invesco Advisers has acted as an investment adviser since its organization in 1976.  As of September 30, 2010, Invesco Advisers had $300.3 billion under management.  Invesco Advisers is an indirect, wholly owned subsidiary of Invesco.

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The advisory agreement applicable to the Funds provides that Invesco Advisers may delegate any and all of its rights, duties and obligations to one or more wholly owned affiliates of Invesco as sub-advisers (the “Invesco Sub-Advisers”). Pursuant to Master Intergroup Sub-Advisory Contracts, the Invesco Sub-Advisers may be appointed by Invesco Advisers from time to time to provide discretionary investment management services, investment advice, and/or order execution services to a Fund.  The Invesco Sub-Advisers, each of which is an indirect, wholly owned subsidiary of Invesco and a registered investment adviser under the Investment Advisers Act of 1940, are:

• Invesco Asset Management Deutschland GmbH;	• Invesco Hong Kong Limited;
• Invesco Asset Management Limited;	• Invesco Asset Management (Japan) Limited;
• Invesco Australia Limited;	• Invesco Senior Secured Management, Inc.; and
• Invesco Trimark Ltd.

Other key service providers to the Target Fund, including the administrator, transfer agent, custodian, distributor and auditor, provide the same or substantially the same services to the Acquiring Fund.  The Acquiring Fund’s prospectus and SAI describe the services and other arrangements with these service providers.

 How do the Funds’ purchase and redemption procedures~~, distribution policies~~ and exchange policies compare?

The ~~sales charges, sales charge exemptions, distribution and servicing arrangements,~~ purchase and redemption procedures, redemption fees and exchange policies ~~are generally similar.  For more information~~[for each class of the Target Fund are the same as those of the corresponding class of the Acquiring Fund.  ]
[
 [How do the Funds’ sales charges and distribution arrangements compare?]

[The sales charges and sales charge exemptions for each class of the Target Fund are the same as those of the corresponding class of the Acquiring Fund. For more information on the sales charges and distribution and shareholder servicing arrangements of the Funds,] see the section entitled “Comparison of Share Classes and Distribution Arrangements.”

 Will the Acquiring Fund have different portfolio managers than the Target Fund?

           No.  The portfolio management team for the Target Fund is the same as the portfolio management team for the Acquiring Fund.  The Acquiring Fund prospectus that accompanies this Proxy Statement/Prospectus provides biographical information about the key individuals that comprise the portfolio management team for the Acquiring Fund.

 Will there be any tax consequences resulting from the proposal?

           The Reorganization is designed to qualify as a tax-free reorganization for federal income tax purposes and the Target Fund anticipates receiving a legal opinion to that effect.  Thus, while there can be no guarantee that the Internal Revenue Service (“IRS”) will adopt a similar position, it is expected that shareholders will have no adverse federal income tax consequences as a result of the Reorganization.  Shareholders should consult their tax adviser about state and local tax consequences of the Reorganization, if any, because the information about tax consequences in the Proxy Statement/Prospectus relates to the federal income tax consequences of the Reorganization only.

 When is the Reorganization expected to occur?

           If shareholders of the Target Fund approve the Reorganization, it is anticipated that the Reorganization will occur ~~on or about May 2,~~[in the second quarter of] 2011.

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How do I vote on the Reorganization?

           There are several ways you can vote your shares, including in person at the Meeting, by mail, by telephone or via the Internet.  The proxy card that accompanies this Proxy Statement/Prospectus provides detailed instructions on how you may vote your shares.  If you properly fill in and sign your proxy card and send it to us in time to vote at the Meeting, your “proxy” (the individuals named on your proxy card) will vote your shares as you have directed.  If you sign your proxy card but do not make specific choices, your proxy will vote your shares FOR the proposal, as recommended by the Board, and in their best judgment on other matters.

 What will happen if shareholders of the Target Fund do not approve the Reorganization?

If the shareholders of the Target Fund do not approve the Reorganization, the Target Fund’s Board will consider other possible courses of action for the Target Fund.

 What if I do not wish to participate in the Reorganization?

If you do not wish to have your shares of the Target Fund exchanged for shares of the Acquiring Fund as part of the Reorganization that is approved by shareholders, you may redeem your shares prior to the consummation of the Reorganization.  If you redeem your shares, you will incur any applicable deferred sales charge and if you hold shares in a taxable account, you will recognize a taxable gain or loss based on the difference between your tax basis in the shares and the amount you receive for them.

 Why are you sending me the Proxy Statement/Prospectus?

You are receiving this Proxy Statement/Prospectus because you own shares in the Target Fund as of the Record Date and have the right to vote on the very important proposal described herein concerning the Target Fund.  This Proxy Statement/Prospectus contains information that shareholders of the Target Fund should know before voting on the proposed Reorganization.  This document is both a proxy statement of the Target Fund and also a prospectus for the Acquiring Fund.

 Where can I find more information about the Funds and the Reorganization?

Additional information about the Funds can be found in their respective prospectuses and SAIs.  The remainder of this Proxy Statement/Prospectus contains additional information about the Reorganization.  You are encouraged to read the entire document.  If you need any assistance, or have any questions regarding the Reorganization or how to vote, please call Invesco Client Services at 1-800-959-4246.

ADDITIONAL INFORMATION ABOUT THE FUNDS

 Comparison of Principal Investment Strategies

The following section compares the principal investment strategies of the Target Fund with the principal investment strategies of the Acquiring Fund and highlights any key differences.  In addition to the principal investment strategies described below, each Fund is also subject to certain additional investment policies and limitations, which are described in each Fund’s prospectus and SAI.  The cover page of this Proxy Statement/Prospectus describes how you can obtain copies of these documents.  A comparison of the principal risks associated with the Funds’ investment strategies is described below under “Comparison of Principal Risks of Investing in the Funds.”

           Investment Strategies. The principal investment strategies of the Acquiring Fund and the Target Fund are similar. The Acquiring Fund invests, under normal circumstances, at least 80% of net assets (plus borrowings for investment purposes) in securities issued by foreign companies and governments that are in developing markets countries, i.e., those that are in the initial stages of their industrial cycles.  The Target Fund invests, under normal market conditions, at least 80% of [its ]net assets (plus any borrowings for investment purposes) in securities of emerging market country issuers at the time of investment. [ The Funds consider emerging and developing market countries to be those countries which are not included in the MCSI World Index.  In attempting to

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meets its investment objective, the Target Fund may engage in active and frequent trading of portfolio securities.   ]

Both the Acquiring Fund and the Target Fund invest primarily in equity securities.  The Target Fund seeks to maximize returns by investing in high-quality, growth-oriented equity securities of emerging market issuers.  For the Target Fund, equity securities include common and preferred stocks, convertible securities, rights and warrants to purchase common stock and depositary receipts.  [In addition to the foregoing, the Target Fund may invest up to 10% of its total assets in foreign real estate companies.]

[           Both Funds may invest in derivatives, but may invest in different derivative instruments and in different amounts.  ]In complying with the 80% investment requirement, the Acquiring Fund may invest in the following other investments that have economic characteristics similar to the Acquiring Fund’s direct investments: derivatives, exchange-traded funds (ETFs) and American Depositary Receipts.  These derivatives and other instruments may have the effect of leveraging the Acquiring Fund’s portfolio.  The Target Fund may also invest in derivatives such as options, futures contracts, options on futures contracts and, to the extent available, currency-related transactions involving options, futures contracts, forward contracts and swaps for various portfolio management purposes and to mitigate risks.

~~The Acquiring Fund and the Target Fund are both diversified funds.~~

[           Although both Funds may invest in foreign securities, they are subject to different conditions. ]The Acquiring Fund invests, under normal circumstances, in issuers located in at least three countries outside of the U.S., but it will invest no more than 25% of its total assets in issuers in any one country. As of ~~February 23,~~[September 30,] 2010, the principal countries in which the Acquiring Fund invests are Brazil, [Mexico, ]Philippines, ~~Hong Kong~~[China], Indonesia, Republic of Korea, ~~Malaysia~~[Russia, Taiwan], Thailand and Turkey. The Acquiring Fund may hold no more than 40% of its total assets in any one foreign currency and securities denominated in or indexed to such currency.  There are no prescribed limits on the geographic distribution of the Target Fund’s investments.

[           Both Funds may invest in debt securities, including lower-rated debt securities, but in different amounts.  ]The Acquiring Fund may invest in debt securities when economic and other factors appear to favor such investments. The Acquiring Fund may also invest up to 50% of its total assets in lower-quality debt securities, i.e., high yield bonds or “junk bonds.” The Acquiring Fund may invest up to 50% of its total assets in the following types of developing market debt securities: (1) debt securities issued or guaranteed by governments, their agencies, instrumentalities or political subdivisions, or by government owned, controlled or sponsored entities, including central banks (sovereign debt), and “Brady Bonds”; (2) interests in issuers organized and operated for the purpose of restructuring the investment characteristics of sovereign debt; (3) debt securities issued by banks and other business entities; and (4) debt securities denominated in or indexed to the currencies of emerging markets. Brady Bonds are debt restructurings that provide for the exchange of cash and loans for newly issued bonds. There is no requirement with respect to the maturity or duration of debt securities in which the Acquiring Fund may invest.  The Target Fund may invest up to 35% of its total assets in debt securities, including up to 10% of its assets in lower-quality debt securities, which involve special risks.

~~In addition to the foregoing, the Target Fund may invest up to 10% of its total assets in foreign real estate companies.~~

           In managing both the Target Fund and the Acquiring Fund, the portfolio managers employ a disciplined investment strategy that emphasizes fundamental research, supported by quantitative analysis, portfolio construction and risk management techniques. The strategy primarily focuses on identifying issuers that have experienced, or exhibit the potential for, accelerating or above average earnings growth but whose prices do not fully reflect these attributes. Investments for the Funds’ portfolios are selected bottom-up on a security-by-security basis. The focus is on the strengths of individual issuers, rather than sector or country trends.

The portfolio managers for both Funds may consider selling a security for several reasons, including when (1) its fundamentals deteriorate or it posts disappointing earnings, (2) its security price appears to be overvalued, or (3) a more attractive investment opportunity is identified.

Comparison of Principal Risks of Investing in the Funds

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The table below describes the principal risks that may affect each Fund’s investment portfolio.  For more information on the risks associated with the Acquiring Fund, see the “Investment Strategies and Risks” section of the Acquiring Fund’s SAI.

Principal Risk	Funds Subject to Risk
Market Risk. The prices of and the income generated by the Fund’s securities may decline in response to, among other things, investor sentiment; general economic and market conditions; regional or global instability; and currency and interest rate fluctuations. Investments in equity securities generally are affected by changes in the stock markets, which fluctuate substantially over time, sometimes suddenly and sharply. Investments in debt securities generally are affected by changes in interest rates and the creditworthiness of the issuer. The prices of debt securities tend to fall as interest rates rise, and such declines tend to be greater among debt securities with longer maturities. The value of a convertible security tends to decline as interest rates rise and, because of the conversion feature, tends to vary with fluctuations in the market value of the underlying equity security.
Acquiring Fund Target Fund
Small- and Mid-Capitalization Risk. Stocks of small and mid sized companies tend to be more vulnerable to adverse developments and may have little or no operating history or track record of success, and limited product lines, markets, management and financial resources. The securities of small and mid sized companies may be more volatile due to less market interest and less publicly available information about the issuer. They also may be illiquid or restricted as to resale, or may trade less frequently and in smaller volumes, all of which may cause difficulty when establishing or closing a position at a desirable price.
Acquiring Fund Target Fund
Foreign Securities Risk. The Fund’s foreign investments will be affected by changes in the foreign country’s exchange rates; political and social instability; changes in economic or taxation policies; difficulties when enforcing obligations; decreased liquidity; and increased volatility. Foreign companies may be subject to less regulation resulting in less publicly available information about the companies. Foreign markets may, but often do not, move in tandem with U.S. markets, and may be more volatile than U.S. markets.
Acquiring Fund Target Fund
Developing Markets Securities Risk. Securities issued by foreign companies and governments located in developing countries may be affected more negatively by inflation, devaluation of their currencies, higher transaction costs, delays in settlement, adverse political developments and lack of timely information than those in developed countries. In addition, securities of emerging country issuers may underperform relative to other sectors of the market.
Acquiring Fund Target Fund
High Yield Bond Risk. Junk bonds involve a greater risk of default or price changes due to changes in the credit quality of the issuer. The values of junk bonds fluctuate more than those of high-quality bonds in response to company, political, regulatory or economic developments. Values of junk bonds can decline significantly over short periods of time.
Acquiring Fund Target Fund
Management Risk. The investment techniques and risk analysis used by the Fund’s portfolio managers may not produce the desired results.	Acquiring Fund Target Fund
[Risks of Derivatives. Risks of derivatives include the possible imperfect correlation between the value of the instruments and the underlying assets; risks of default by the other party to the transaction; risks that the transactions may result in losses that partially or completely offset gains in portfolio positions; and risks that the instruments may not be liquid.]
[Acquiring Fund] [Target Fund]
Exchange-Traded Funds Risk. An investment by an underlying fund in ETFs generally presents the same primary risks as an investment in a mutual fund. In addition, ETFs may be subject to the following: (1) a discount of the ETF’s shares to its net asset value; (2) failure to develop an active trading market for the ETF’s shares; (3) the listing exchange halting trading of the ETF’s shares; (4) failure of the ETFs shares to track the referenced index; and (5) holding troubled securities in the referenced index.
Acquiring Fund
Risks of Investing in Foreign Real Estate Companies. Foreign real estate companies depend upon specialized management skills, may not be diversified, may have less trading volume, and may be subject to more abrupt or erratic price movements than the overall securities markets. Investments in foreign real estate companies may involve duplication of management fees and certain other expenses.
Target Fund
~~Risks of Derivatives. Risks of derivatives include the possible imperfect correlation between the value of the instruments and the underlying assets; risks of default by the other party to the transaction; risks that the transactions may result in losses that partially or completely offset gains in portfolio positions; and risks that the instruments may not be liquid~~[Active Trading Risk. The Target Fund may engage in frequent trading of portfolio securities.  Active trading results in added expenses and may result in a lower return and increased tax liability].
Target Fund

 Comparison of Fundamental and Non-Fundamental Investment Restrictions

           Each Fund has adopted fundamental investment restrictions concerning, among other things, concentration in particular industries, borrowing and loaning money, and investing in real estate and commodities.  Each Fund is diversified.  Fundamental investment restrictions of a Fund cannot be changed without shareholder approval.  The fundamental and non-fundamental investment restrictions of the Target Fund and those of the Acquiring Fund are the same.  Non-fundamental investment restrictions of a Fund can be changed by a Fund’s Board.

Both the Target Fund and the Acquiring Fund may be subject to other investment restrictions that are not identified above. A full description of the Target Fund's and the Acquiring Fund's investment policies and restrictions may be found in its respective SAI.

 Comparison of Share Classes and Distribution Arrangements

           ~~Each share~~[Shares of each] class of the Target Fund will be ~~reorganized into~~[exchanged for shares of] a specific ~~share~~ class of the Acquiring Fund.  The following sub-sections identify the Acquiring Fund share class that corresponds with the Target Fund share class as well as the different distribution arrangements among the various share classes.

           Class Structure.  The Funds each offer multiple share classes.  Each such class offers a distinct structure of sales charges, distribution and/or service fees, and reductions and waivers thereto, which are designed to address a variety of shareholder servicing needs.  In addition, some share classes have certain eligibility requirements that must be met to invest in that class of shares.  The eligibility requirements are the same for each Fund and are described in the Funds’ prospectuses.

           The share classes offered by the Target Fund and the corresponding share classes of the Acquiring Fund that Target Fund shareholders will receive in connection with the Reorganization are as follows:

Target Fund Share Classes	Acquiring Fund Share Classes
Class A	Class A
Class B	Class B
Class C	Class C
Class Y	Class Y
Institutional Class	Institutional Class

           Neither Fund currently offers Class B shares to new investors.  Existing investors of the Target Fund that owned Class B shares before their closure will continue to receive reinvested dividends in the form of new Class B shares but may no longer add to their existing positions in Class B shares.  Shareholders who receive Class B shares in connection with the Reorganization may continue to hold those shares and reinvest dividends until the scheduled conversion date of the Class B shares to Class A shares but may not purchase new Class B shares.

           Sales Charges.                                The sales charge schedule (if any) of the share classes of the Target Fund are substantially the same as the sales charge schedule (if any) of the corresponding share classes of the Acquiring Fund.

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Class A shares of each Fund are sold with an initial sales charge that ranges from 5.50% to zero depending on the amount of your investment.  Class B and Class C shares of each Fund are sold with a contingent deferred sales charge that may be imposed when the shares are sold.  Class A shares may also be subject to a contingent deferred sales charge on purchases of $1 million or more if redeemed prior to 18 months after the date of purchase.  Each Fund offers reductions and waivers of the initial sales charge and contingent deferred sale charge to certain eligible investors or under certain circumstances, which are substantially the same between the Funds.  Class Y and Institutional Class shares are sold without any initial sales charge or contingent deferred sales charge.  Each share class except Class Y and Institutional Class imposes an asset based sales charge or service fee under one or more plans adopted by the Board, which are described in the following section.  The Funds’ prospectuses describe the sales charge schedules and applicable waivers and exemptions of each such share class.

           You will not pay an initial sales charge on Acquiring Fund Class A shares that you receive in connection with the Reorganization.  In addition, the exchange of Class A shares, Class B shares or Class C shares of the Target Fund for corresponding classes of the Acquiring Fund at the consummation of the Reorganization will not result in the imposition of any contingent deferred sales charge that applies to those share classes.  Upon consummation of the Reorganization, former Target Fund shareholders of Class A shares, Class B shares or Class C shares will be credited for the period of time from their original date of purchase of the Target Fund Class A shares, Class B shares or Class C shares for purposes of determining the amount of any contingent deferred sales charge that may be due upon subsequent redemption, if any.  In addition, the CDSC schedule that applies to the Class B shares of the Target Fund that you own will continue to apply to the Class B shares of the Acquiring Fund that you receive in the Reorganization.  The Acquiring Fund initial sales charges for Class A shares and contingent deferred sales charges that apply to Class A shares and Class C shares will apply to any Class A shares or Class C shares of the Acquiring Fund purchased after the Reorganization, unless you are eligible for a reduction or waiver of the initial sales charge or contingent deferred sales charge.

           Distribution Fees.  The Funds have adopted distribution plans and service plans (together, the “Distribution Plans”) pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended~~,~~ [(]the “1940 Act”[),] with respect to each of their Class A, Class B, and Class C shares.  Class Y and Institutional Class shares of the Funds are not subject to the Distribution Plans.

           Pursuant to the Target Fund’s Distribution Plans, the Target Fund is authorized to make payments to Invesco Distributors, Inc. (“IDI”), the Funds’ principal underwriter, in connection with the distribution of Target Fund shares and providing shareholder services at the annual rate of up to 0.25% of the Target Fund’s average daily net assets attributable to Class A shares and at the annual rate of up to 1.00% of the Target Fund’s average daily net assets attributable to Class B and Class C shares.  Notwithstanding the foregoing expense limits, however, IDI may be reimbursed from the Target Fund only up to the amount it has spent on activities or expenses primarily intended to result in the sale of shares or the servicing of shareholders.  This type of Distribution Plan is sometimes referred to as a “reimbursement-type” plan because the underwriter is only entitled to be reimbursed for its plan-related expenses.

           The Distribution Plans for the Acquiring Fund and the Target Funds are similar except that the IDI is entitled to be paid by the Acquiring Fund the maximum amounts described above (i.e., 0.25% for Class A shares, 1.00% for Class B and Class C shares) regardless of the amount IDI has spent on activities or expenses intended to result in the sale of shares or the servicing of shareholders. This type of Distribution Plan is sometimes referred to as a “compensation-type” plan because the underwriter is compensated at a fixed rate, regardless of its actual distribution and service-related expenditures.  Thus it is possible that under the Acquiring Fund’s Distribution Plan the underwriter could, in practice, receive payments in excess of the amounts actually paid under the Target Fund’s “reimbursement” type Distribution Plan.

           The fee table under the “SUMMARY OF KEY INFORMATION – How do the Funds’ expenses compare” section of this Proxy Statement/Prospectus describes the fees paid under each ~~Funds~~[Fund]’[s] Distribution ~~Plan~~[Plans] for a recent period as well as an estimate of the fees to be paid under the Acquiring Fund’s Distribution ~~Plan~~[Plans] following the Reorganizations.

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Pending Litigation
Civil lawsuits, including a regulatory proceeding and purported class action and shareholder derivative suits, have been filed against certain Invesco Funds, INVESCO Funds Group, Inc. (“IFG”) (the former investment adviser to certain funds), a predecessor to Invesco Advisers, IDI and/or related entities and individuals, depending on the lawsuit, alleging among other things:  (i) that the defendants permitted improper market timing and related activity in the funds; and (ii) that certain funds inadequately employed fair value pricing.  You can find more detailed information concerning all of the above matters, including the parties to the civil lawsuits and summaries of the various allegations and remedies sought in such lawsuits, in the Acquiring Fund’s SAI.

 Where to Find More Information

For more information with respect to each Fund concerning the following topics, please refer to the following sections of the Funds’ prospectuses:  (i) see “Fund Management” for more information about the management of a Fund; (ii) see “Other Information” for more information about a Fund’s policy with respect to dividends and distributions; and (iii) see “Shareholder Account Information” for more information about the pricing, purchase, redemption and repurchase of shares of a Fund, tax consequences to shareholders of various transactions in shares of a Fund, and distribution arrangements of a Fund.

THE PROPOSED REORGANIZATION

 Summary of Agreement and Plan of Reorganization

The terms and conditions under which the Reorganization may be consummated are set forth in the Agreement.  Significant provisions of the Agreement are summarized below; however, this summary is qualified in its entirety by reference to the form of Agreement, a copy of which is attached as Exhibit D to this Proxy Statement/Prospectus.

With respect to the Reorganization, if shareholders of the Target Fund approve the Agreement and other closing conditions are satisfied, the assets of the Target Fund will be delivered to the Acquiring Fund’s custodian for the account of the Acquiring Fund in exchange for the assumption by the Acquiring Fund of [the liabilities of the Target Fund and delivery by the Acquiring Fund[ to the Target Fund for further delivery] to the holders of record as of the Effective Time (as defined below) of the issued and outstanding shares of the Target Fund of a number of shares of the Acquiring Fund (including, if applicable, fractional shares rounded to the nearest thousandth), having an aggregate net asset value equal to the value of the net assets of the Target Fund so transferred, all determined and adjusted as provided in the Agreement.  The value of your account with the Acquiring Fund immediately after the Reorganization will be the same as the value of your account with the Target  Fund immediately prior to the Reorganization.

The class or classes of Acquiring Fund shares that shareholders will receive in connection with the Reorganization will be the corresponding class or classes of Target Fund shares that shareholders hold, as described above under “Comparison of Share Classes and Distribution Arrangements.”

The Target Fund and the Acquiring Fund ~~have made~~[will be required to make] representations and warranties in the form of Agreement that are customary in matters such as the Reorganization.

If shareholders approve the Reorganization and if all of the closing conditions set forth in the Agreement are satisfied or waived, consummation of the Reorganization (the “Closing”) is expected to occur ~~on or about May 2, 2011,~~[in the second quarter of 2011] (the “Closing Date”)[,] immediately prior to the opening of regular trading on the New York Stock Exchange on the Closing Date (the “Effective Time”).  Following receipt of the requisite shareholder vote in favor of the Reorganization and as soon as reasonably practicable after the Closing, the outstanding shares of the Target Fund will be terminated in accordance with its governing documents and applicable law.

If shareholders of the Target Fund do not approve the Agreement or if the Reorganization does not otherwise close, the Board will consider what additional action to take.  The Agreement may be terminated and the Reorganization may be abandoned at any time by mutual agreement of the parties.  The Agreement may be amended or modified in a writing signed by the parties to the Agreement.

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Board Considerations in Approving the Reorganization

As discussed above, on June 1, 2010, Invesco acquired the retail mutual fund business of Morgan Stanley, which included 92 Morgan Stanley and Van Kampen branded funds.  This transaction filled gaps in Invesco’s product line-up and has enabled Invesco to expand its investment offerings to retail customers.  The transaction also resulted in significant product overlap.  The Reorganization proposed in this Proxy Statement/Prospectus is part of a larger group of reorganizations across Invesco’s mutual fund platform.  The reorganizations are designed to put forth Invesco’s most compelling investment processes and strategies, reduce product overlap and create scale in the resulting funds.

Because of the large number of proposed reorganizations, each Board of Trustees of the Invesco Funds created an ad hoc committee comprised of both Invesco Fund trustees and Van Kampen legacy trustees (the “Ad Hoc Merger ~~Committees~~[Committee]”).  The Ad Hoc Merger Committee of the Board met separately three times, from September 2, 2010 through October 13, 2010 to discuss the proposed Reorganization.  Two separate meetings of the full Board were also held to review and consider the Reorganization, including presentations by the Ad Hoc Merger Committee.  The trustees who are not “interested persons,” as that term is defined in the 1940 Act, of the Trust (the “Independent Trustees”) held a separate meeting prior to the meeting of the full Board to consider these matters.  The Independent Trustees have been advised on this matter by independent counsel to the Independent Trustees and by the independent Senior Officer, an officer of the Trust who reports directly to the Independent Trustees.  The Board requested and received from Invesco Advisers and IDI written materials containing relevant information about the Funds and the proposed Reorganization, including fee and expense information on an actual and pro forma estimated basis, and comparative portfolio composition and performance data.

The Board considered the potential benefits and costs of the Reorganization to the Target Fund, Acquiring Fund and their respective shareholders.  The Board reviewed detailed information comparing the following information for the Target Fund and the Acquiring Fund: (1) investment objectives, policies and restrictions; (2) portfolio management; (3) portfolio composition; (4) the comparative short-term and long-term investment performance; (5) the current expense ratios and expense structures, including contractual investment advisory fees; (6) the expected federal income tax consequences to the Funds, including any impact on capital loss carry forwards; and (7) relative asset size and net purchase (redemption) trends.  The Board also considered the benefits to the Target Fund of (i) combining with a similar ~~Fund~~[fund] to create a larger fund with a more diversified shareholder base ~~that may also achieve certain economies of scale as certain fixed expenses are allocated over a larger asset base~~, (ii) Invesco Advisers’ ~~paying a portion of the expenses related to the reorganizations for those funds that are currently subject to expense caps, (iii) Invesco Advisers’~~ agreement for the Acquiring Fund to cap expenses for one year after the Closing, and (~~iv~~[iii]) the expected tax free nature of the Reorganization for the Target Fund and its shareholders for federal income tax purposes.  The Board also considered the overall goal of the Reorganization to rationalize the Invesco Funds to enable IDI to better focus on the combined Fund to promote additional asset growth.

With respect to the proposed Reorganization, the Board further considered that (i) Target Fund shareholders would become shareholders of a Fund with a lower effective management fee and an estimated lower overall total expense ratio on a pro forma basis, (ii) Invesco Advisers’ agreement to continue the fee cap on the Acquiring Fund’s total expenses, as disclosed above, on a pro forma basis[,] through June 30, 2012, (iii) the investment objective, strategies and related risks of the Funds are similar, and (iv) the Funds have the same portfolio management team.

           Based upon the information and considerations described above, the Board, on behalf of the Target Fund and the Acquiring Fund, approved the Reorganization in order to combine the Target Fund with a similar Fund in terms of investment objectives, strategies and risks, portfolio management and portfolio composition to create a larger fund with a relatively more diversified shareholder base.  The Board also determined that shareholders of the Funds could potentially benefit from the growth in assets realized by the Reorganization~~, with the potential to achieve certain economies of scale~~.  The Board concluded that the Reorganization is in the best interests of the Target Fund and the Acquiring Fund and that no dilution of value would result to the shareholders of the Target Fund or Acquiring Fund from the Reorganization.  Consequently, the Board approved the Agreement and the Reorganization on October 27, 2010.

Federal Income Tax Considerations

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The following is a general summary of the material U.S. federal income tax considerations of the Reorganization and is based upon the current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the existing U.S. Treasury Regulations thereunder, current administrative rulings of the IRS and published judicial decisions, all of which are subject to change.  These considerations are general in nature and individual shareholders should consult their own tax advisors as to the federal, state, local, and foreign tax considerations applicable to them and their individual circumstances.  These same considerations generally do not apply to shareholders who hold their shares in a tax-deferred account.

The Reorganization is intended to be a tax-free reorganization pursuant to Section 368(a) of the Code.  The principal federal income tax considerations that are expected to result from the Reorganization of the Target Fund into the Acquiring Fund are as follows:

•	no gain or loss will be recognized by the Target Fund or the shareholders of the Target Fund as a result of the Reorganization;

•	no gain or loss will be recognized by the Acquiring Fund as a result of the Reorganization;

•
the aggregate tax basis of the shares of the Acquiring Fund to be received by a shareholder of the Target Fund will be the same as the shareholder’s aggregate tax basis of the shares of the Target Fund; and

•
the holding period of the shares of the Acquiring Fund  received by a shareholder of the Target Fund will include the period that a shareholder held the shares of the Target Fund  (provided that such shares of the Target Fund are capital assets in the hands of such shareholder as of the Closing).

Neither the Target Fund nor the Acquiring Fund have requested or will request an advance ruling from the IRS as to the federal tax consequences of the Reorganization. As a condition to Closing, Stradley Ronon Stevens & Young, LLP will render a favorable opinion to the Target Fund and the Acquiring Fund as to the foregoing federal income tax consequences of the Reorganization, which opinion will be conditioned upon, among other things, the accuracy, as of the Effective Time, of certain representations of the Target Fund and the Acquiring Fund upon which Stradley Ronon Stevens & Young, LLP will rely in rendering its opinion.  A copy of the opinion will be filed with the ~~Securities and Exchange Commission~~[SEC] and will be available for public inspection.  See “WHERE TO FIND ADDITIONAL INFORMATION.”

Opinions of counsel are not binding upon the IRS or the courts.  If the Reorganization is consummated but the IRS or the courts determine that the Reorganization does not qualify as a tax-free reorganization under the Code, and thus is taxable, the Target Fund would recognize gain or loss on the transfer of its assets to the Acquiring Fund and each shareholder of the Target Fund would recognize a taxable gain or loss equal to the difference between its tax basis in its Target Fund shares and the fair market value of the shares of the Acquiring Fund it receives.

Prior to the Closing of the Reorganization, the Target Fund will distribute, and the Acquiring Fund may distribute, to their respective shareholders any undistributed income and gains (net of available capital loss carryovers) to the extent required to avoid entity level tax or as otherwise deemed desirable.  Such distributions, if made, are anticipated to be made in the 2011 calendar year and would be taxable to shareholders in such year.

The tax attributes, including capital loss carryovers, of the Target Fund move to the Acquiring Fund in the Reorganization.  The capital loss carryovers of the Target Fund and the Acquiring Fund are available to offset future gains recognized by the combined Fund, subject to limitations under the Code.  Where these limitations apply, all or a portion of a Fund’s capital loss carryovers may become unavailable the effect of which may be to accelerate the recognition of taxable gain to the combined Fund and its shareholders post-Closing.  First, the capital loss carryovers of the Target Fund, increased by any current year loss or decreased by any current year gain, together with any net unrealized depreciation in the value of its portfolio investments (collectively, its “aggregate capital loss carryovers”), are expected to become subject to an annual limitation. Losses in excess of that limitation may be carried forward to succeeding tax years, subject to an overall eight-year carryover period.  The annual limitation will generally equal the net asset value of the Target Fund on the Closing Date multiplied by the “long-term tax-exempt rate” published by the IRS. If the Target Fund has net unrealized built-in gains at the time of Closing[ of] the

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Reorganization (i.e., unrealized appreciation in value of the Fund’s investments), the annual limitation for a taxable year will be increased by the amount of such built-in gains that are recognized in the taxable year.  Second, if a Fund has built-in gains at the time of the Reorganization that are realized by the combined Fund in the five-year period following the Reorganization, such built-in gains, when realized, may not be offset by the losses (including any capital loss carryovers and “built in losses”) of the other Fund.  Third, the capital losses of the Target Fund that may be used by the Acquiring Fund (including to offset any “built-in gains” of the Target Fund itself) for the first taxable year ending after the Closing Date will be limited to an amount equal to the capital gain net income of the Acquiring Fund for such taxable year (excluding capital loss carryovers) treated as realized post-Closing based on the number of days remaining in such year. Fourth, the Reorganization may result in an earlier expiration of a Fund’s capital loss carryovers because the Reorganization causes the Target Fund’s tax year to close early in the year of the Reorganization.  The aggregate capital loss carryovers of the Funds and the approximate annual limitation on the use by the Acquiring Fund, post-Closing, of the Target Fund’s aggregate capital loss carryovers following the Reorganization are as follows:

	Target Fund (000,000s)	Acquiring Fund (000,000s)
	at 6/30/2010	at 4/30/2010

Aggregate capital loss carryovers on a tax basis (1)	($174.3)	($24.1)
Unrealized Net Appreciation (Depreciation) in Investments on a Tax Basis	$5.3	$289.8
Aggregate Net Asset Value	$343.2	$1,411.0
Approximate annual limitation (2)	$13.7	N/A
(1)           Includes realized gain or loss for the current fiscal year determined on the basis of generally accepted accounting principles.
(2)           Based on the long-term tax-exempt rate for ownership changes during October 2010 of 3.98%.

The annual limitation on the use of the Target Fund’s aggregate capital loss carryovers will likely limit the use of such losses by the Acquiring Fund, post-Closing, to offset capital gains, if any, it realizes.  As of April 30, 2010, the Acquiring Fund has unrealized appreciation in the value of its investments which, if realized prior to Closing, would reduce its available capital loss carryovers.  The ability of the Acquiring Fund to absorb its own capital loss carryovers and those of the Target Fund post-Closing depends upon a variety of factors that can not be known in advance. For more information with respect to each Fund’s capital loss carryovers, please refer to the Fund’s shareholder report.

In addition, if the Acquiring Fund following the Reorganization has proportionately greater unrealized appreciation in its portfolio investments as a percentage of its net asset value than the Target Fund, shareholders of the Target Fund, post-Closing, may receive greater amounts of taxable gain as such portfolio investments are sold than they otherwise might have if the Reorganization had not occurred.  The Target Fund’s unrealized appreciation (depreciation) in value of investments on a tax basis as a percentage of its net asset value at June 30, 2010 is 2%, compared to the Acquiring Fund at April 30, 2010 of 21%, and on a combined basis of 17%.

After the Reorganization, shareholders will continue to be responsible for tracking the adjusted tax basis and holding period of their shares for federal income tax purposes.

Costs of the Reorganization

           The total cost of the Reorganization to be paid by the Acquiring Fund is estimated to be $30,000.  The estimated total costs of the Reorganization for the Target Fund, as well as the estimated proxy solicitation costs for the Target Fund, which are part of the total Reorganization costs, are set forth in the table below.

	Estimated Proxy Solicitation Costs	Estimated Total Reorganization Costs	Estimated Portion of Total Reorganization Costs to be Paid by the ~~Funds~~[Fund]
Target Fund	$406,000	$450,000	$450,000

           The costs of the Reorganization include legal counsel fees, independent accountant fees, expenses related to the printing and mailing of this Proxy Statement/Prospectus and fees associated with the proxy solicitation but do not include any portfolio transaction costs arising from the Reorganization.

VOTING INFORMATION

Proxy Statement/Prospectus

We are sending you this Proxy Statement/Prospectus and the enclosed proxy card because the Board is soliciting your proxy to vote at the Meeting and at any adjournments of the Meeting.  This Proxy Statement/Prospectus gives you information about the business to be conducted at the Meeting.  Target Fund shareholders may vote by appearing in person at the Meeting and following the instructions below.  You do not need to attend the Meeting to vote, however.  Instead, you may simply complete, sign and return the enclosed proxy card or vote by telephone or through a website established for that purpose.

This Proxy Statement/Prospectus, the enclosed Notice of Meeting of Shareholders and the enclosed proxy card are expected to be mailed on or about January ~~___,~~[19,] 2011 to all shareholders entitled to vote.  Shareholders of record of  the Target Fund as of the close of business on January 14, 2011 (the “Record Date”) are entitled to vote at the Meeting.  The number of outstanding shares of each class of the Target Fund on December 15, 2010 can be found at Exhibit A.  Each share is entitled to one vote for each full share held, and a proportionate fractional vote for each fractional share held.

Proxies will have the authority to vote and act on behalf of shareholders at any adjournment of the Meeting.  If a proxy is authorized to vote for a shareholder, the shareholder may revoke the authorization at any time before it is exercised by sending in another proxy card with a later date or by notifying the Secretary of the Target Fund in writing at the address of the Target Fund set forth on the cover page of the Proxy Statement/Prospectus before the Meeting that the shareholder has revoked its proxy.  In addition, although merely attending the Meeting will not revoke your proxy, if a shareholder is present at the Meeting, the shareholder may withdraw the proxy and vote in person.  However, if your shares are held through a broker-dealer or other financial intermediary, you will need to obtain a “legal proxy” from them in order to vote your shares at the Meeting.  [

 Quorum Requirement and Adjournment

A quorum of shareholders is necessary to hold a valid shareholder meeting of the Target Fund.  For the Target Fund, a quorum will exist if shareholders representing one-third of the outstanding shares of the Target Fund entitled to vote are present at the Meeting in person or by proxy.

Proxies received prior to the Meeting on which no vote is indicated will be voted “FOR” the Agreement.  Because the proposal described in this Proxy Statement/Prospectus is considered “non-routine,” under the rules applicable to broker-dealers, if your broker holds your shares in its name, the broker will not be entitled to vote your shares if it has not received instructions from you.

Abstentions will count as shares present at the Meeting for purposes of establishing a quorum.  If a quorum is not present at the Meeting or if a quorum is present but sufficient votes to approve the Agreement are not received, the person(s) presiding over the Meeting or the persons named as proxies may propose one or more

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adjournments of the Meeting to allow for further solicitation of votes.  The persons named as proxies will vote those proxies that they are entitled to vote in favor of such an adjournment, provided that they determine that such an adjournment and additional solicitation is reasonable and in the interest of shareholders based on a consideration of all relevant factors, including, among other things, the percentage of votes then cast, the percentage of negative votes then cast, the nature of the proposed solicitation activities and the nature of the reasons for such further solicitation.

 Vote Necessary to Approve the Agreement

           The Board has unanimously approved the Agreement, subject to shareholder approval.  Provided a quorum is present at the Meeting, shareholder approval of the Agreement requires the affirmative vote of a majority of the shares cast by shareholders of the Target Fund.

           Abstentions are counted as present  for purposes of determining quorum but are not considered shares cast at the Meeting.  As a result, abstentions will not impact the outcome of the shareholder vote.

 Proxy Solicitation

The Target Fund has engaged the services of Computershare Fund Services, Inc. (“Solicitor”) to assist in the solicitation of proxies for the Meeting.  Solicitor’s costs are described under the “Costs of the Reorganization” section of this Joint Proxy Statement/Prospectus.  Proxies are expected to be solicited principally by mail, but the Target Fund or Solicitor may also solicit proxies by telephone, facsimile or personal interview.  The Target Fund’s officers may also solicit proxies but will not receive any additional or special compensation for any such solicitation.

Under the agreement with the Solicitor, the Solicitor will be paid a project management fee as well as telephone solicitation expenses incurred for reminder calls, outbound telephone voting, confirmation of telephone votes, inbound telephone contact, obtaining shareholders’ telephone numbers, and providing additional materials upon shareholder request.  The agreement also provides that the Solicitor shall be indemnified against certain liabilities and expenses, including liabilities under the federal securities laws.

 Other Meeting Matters

Management is not aware of any matters to be presented at the Meeting other than as is discussed in this Proxy Statement/Prospectus.  Under the Target Fund’s bylaws, business transacted at a special meeting such as this Meeting shall be limited to (i) the purpose stated in the notice and (ii) adjournment of the special meeting with regard to the stated purpose.  If any other matters properly come before the Meeting, the shares represented by proxies will be voted with respect thereto in accordance with their best judgment.

 Share Ownership by Large Shareholders, Management and Trustees

A list of the name, address and percent ownership of each person who, as of December 15, 2010, to the knowledge of the Target Fund and the Acquiring Fund, owned 5% or more of the outstanding shares of a class of such Target Fund or the Acquiring Fund, respectively, can be found at Exhibits B and C.

Information regarding the ownership of shares of the Target Fund and the Acquiring Fund by the Trustees and executive officers of the Trust can be found at Exhibit B and C.

OTHER MATTERS

 Capitalization

           The following table sets forth as of September 30, 2010, for the Reorganization, the total net assets, number of shares outstanding and net asset value per share of each class of each Fund.  This information is generally referred to as the “capitalization” of a Fund.  The term “pro forma capitalization” means the expected capitalization of the Acquiring Fund after it has combined with the Target Fund.  The pro forma capitalization column in the table assumes that the Reorganization has taken place.  The capitalizations of the Target Fund, [the ]Acquiring Fund and their classes are likely to be different on the Closing Date as a result of daily share purchase, redemption, and market activity.

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	[Invesco Van Kampen Emerging Markets Fund (]Target Fund[)]	[Invesco Developing Markets Fund (]Acquiring Fund[)]	Pro Forma Adjustments	Acquiring Fund (pro forma)
Net assets (all classes)	$ 364,958,257	$ 1,875,203,395	$ (450,000)	$ 2,239,711,652
Class A net assets	$ 258,947,143	$ 1,212,207,495	$ (319,286)1	$ 1,470,835,352
Class A shares outstanding	16,666,772	37,664,428	(8,628,166)2	45,703,034
Class A net asset value per share	$ 15.54	$ 32.18		$ 32.18
Class B net assets	$ 40,505,139	$ 57,016,699	$ (49,943)1	$ 97,471,895
Class B shares outstanding	3,159,586	1,825,165	(1,864,581)2	3,120,170
Class B net asset value per share	$ 12.82	$ 31.24		$ 31.24
Class C net assets	$ 53,716,690	$ 205,932,699	$ (66,234)1	$ 259,583,155
Class C shares outstanding	4,161,128	6,599,765	(2,441,451)2	8,319,442
Class C net asset value per share	$ 12.91	$ 31.20		$ 31.20
Class Y net assets	$ 11,777,367	$ 161,657,877	$ (14,522)1	$ 173,420,722
Class Y shares outstanding	747,936	5,008,157	(383,454)2	5,372,639
Class Y net asset value per share	$ 15.75	$ 32.28		$ 32.28
Institutional Class net assets	$ 11,918	$ 238,388,625	$ (15)1	$ 238,400,528
Institutional Class shares outstanding	758.7	7,394,719	(389)2	7,395,089
Institutional Class net asset value per share	$ 15.71	$ 32.24		$ 32.24

1.
Pro forma net assets have been adjusted for the allocated portion of the Target Fund expenses to be incurred in connection with the ~~reorganization~~[Reorganization].  The costs of the Reorganization have been allocated among all classes based on relative net assets of each class of their respective Fund.

2.
Pro forma shares outstanding have been adjusted for the accumulated change in the number of shares of the Target Fund shareholder accounts based on the relative value of the Target Fund and the Acquiring Fund's net asset value per share.

 Dissenters’ Rights

If the Reorganization is approved at the Meeting, Target Fund shareholders will not have the right to dissent and obtain payment of the fair value of their shares because the exercise of dissenters’ rights is subject to the forward pricing requirements of Rule 22c-1 under the 1940 Act, which supersedes state law.  Shareholders of the Target Fund, however, have the right to redeem their shares at net asset value subject to applicable deferred sales charges and/or redemption fees (if any) until the ~~closing date~~[Closing Date] of the Reorganization. After the Reorganization, Target Fund shareholders will hold shares of the Acquiring Fund, which may also be redeemed at net asset value subject to applicable deferred sales charges and/or redemption fees (if any).

 Shareholder Proposals

The Funds do not generally hold annual meetings of shareholders.  A shareholder desiring to submit a proposal intended to be presented at any meeting of shareholders of the Target Fund hereafter called, should send the proposal to the Target Fund at the Target Fund’s principal offices so that it is received within a reasonable time